SUN LIFE FINANCIAL INC.

Notice of annual meeting of common shareholders

May 9, 2024

Management Information Circular

Letter to shareholders

Dear Shareholder:

You are invited to attend our annual meeting of common shareholders on Thursday, May 9, 2024 at 5:00 p.m. (Toronto time).

Shareholders will have the opportunity to virtually attend the meeting, ask questions and vote on a number of important matters by way of live webcast at web.lumiagm.com/477258212.

The meeting will also be held at Sun Life's head office at 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada.

The business of the meeting is described in the accompanying Notice of our 2024 annual meeting and Management Information Circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management's presentation will address shareholders and policyholders.

Your vote is important. If you cannot attend the meeting, please vote by submitting your proxy by mail, internet or telephone by 5:00 p.m. (Toronto time) on Tuesday, May 7, 2024, as described on pages 11 to 15 in the attached circular.

We look forward to your attendance at this year's meeting.

Scott F. Powers	Kevin D. Strain
Chair of the Board	President & Chief Executive Officer

Si vous désirez recevoir l'avis de convocation à l'assemblée annuelle et la circulaire d'information en français, veuillez communiquer avec le secrétaire en écrivant au 1 York Street, 31st Floor, Toronto (Ontario) Canada M5J 0B6, en composant le 1 877-786-5433, ou en envoyant un courriel à servicesauxactionnaires@sunlife.com.

Notice to shareholders	Management information circular 2024 | 3

Notice of our 2024 annual meeting

You are invited to our annual meeting of common shareholders:

When:	Thursday, May 9, 2024 at 5:00 p.m. (Toronto time)

Where:	Virtual Via live webcast online at web.lumiagm.com/477258212 Password: "sunlife2024" (case sensitive)

In Person 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada

What the meeting will cover

1. Receipt of the 2023 consolidated financial statements

2. Election of the directors

3. Appointment of the auditor

4. A non-binding advisory vote on our approach to executive compensation

5. Consideration of other business that may properly be brought before the meeting.

A total of 583,068,456 votes are eligible to be cast at the meeting.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 15, 2024 (the record date). It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Troy Krushel

Vice-President, Associate General Counsel & Corporate Secretary

Toronto, Ontario

March 15, 2024

Notice to shareholders	Management information circular 2024 | 4

Management Information Circular

March 15, 2024

In this document, we, us, our, the company, Sun Life and SLF Inc. mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of SLF Inc.

Unless otherwise stated, information in this Management Information Circular (Circular) is provided as of February 29, 2024.

About the meeting

Delivery of meeting materials

Notice and access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada (OSFI), we are using notice and access to deliver this Management Information Circular (Circular) to both our registered and non-registered shareholders. Shareholders who hold common shares of SLF Inc. as of March 15, 2024, the record date for the meeting, have access to this Circular online. A package was sent to the shareholders in the mail with a notice (Notice) explaining how to access this Circular electronically and how to request a paper copy. A form of proxy for registered shareholders and share ownership account participants, or a voting instruction form for non-registered shareholders, was included with the Notice with instructions on how to vote your shares.

Notice and access allows for faster access to this Circular, helps reduce printing and postage costs, contributes to the protection of the environment and is consistent with our sustainability strategy.

How to access the Circular electronically

This Circular is available on our website (sunlife.com/2024agm), on the website of our transfer agent, TSX Trust Company (TSX Trust) (meetingdocuments.com/TSXT/slf), on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/edgar).

Delivery of financial statements and management's discussion and analysis

How we deliver our financial statements and management's discussion and analysis (MD&A) to you depends on whether you are a registered shareholder, a share ownership account participant or a non-registered shareholder (see page 12 for a description of who falls within each of these categories of shareholders).

All registered shareholders, share ownership account participants, or non-registered shareholders may access the financial statements and MD&A online in the same manner as described above for accessing the Circular.

Registered Shareholders

As permitted under securities laws, we are using notice and access to deliver our MD&A to registered shareholders. You may access these materials online in the manner described above.

Registered shareholders who have not opted out of receiving our financial statements will receive them by mail, unless they have agreed to electronic delivery (e-delivery). Please see Go digital! below for more information on signing up for e-delivery.

Share ownership account participants and non-registered shareholders

As permitted under securities laws, we are using notice and access to deliver our financial statements and MD&A to share ownership account participants and non-registered shareholders. You may access these materials online in the manner described above.

About the meeting	Management information circular 2024 | 5

Go Digital!

All shareholders are encouraged to sign up for email delivery of notices of meeting.

Registered shareholders who have not opted out of receiving our financial statements and who currently receive them by mail are encouraged to agree to e-delivery to receive them. E-delivery means that you will be notified by email when the financial statements are made available, at which time they can be viewed and/or downloaded from our website.

The chart below outlines the process by which shareholders can sign up for e-delivery.

Go Digital! How to sign up for e-delivery
Registered shareholders and share ownership account participants	Non-registered shareholders in Canada and the United States
Sign up for e-delivery at tsxtrust.com/SL/GoDigital or by checking the box on the reverse side of your proxy form and providing your email address.	Sign up for e-delivery at proxyvote.com using the control number from your voting instruction form, or after the meeting by obtaining a unique registration number from your financial intermediary.

How to request a paper copy of materials provided to you through notice and access

Shareholders may request a paper copy of this Circular or our financial statements and MD&A up to one year from the date the Circular was filed on SEDAR+. If you would like to receive a paper copy prior to the voting deadline, please follow the instructions provided in the Notice or make a request by no later than April 24, 2024 on TSX Trust's website (meetingdocuments.com/TSXT/slf), by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries) or email TSXT-fulfilment@tmx.com. A copy of the requested documents will be sent to you at no cost within three business days of your request. If you request a paper copy of any materials, you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote.

Questions?

If you have questions about notice and access or to request a paper copy of this Circular after the meeting at no charge, you can call TSX Trust at 1-888-433-6443 (toll free in Canada and the United States), or 416-682-3801 (other countries) or email TSXT-fulfilment@tmx.com.

About the meeting	Management information circular 2024 | 6

How to attend

This year's annual meeting will be held online at web.lumiagm.com/477258212. Shareholders will also have the opportunity to attend at Sun Life's head office at 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting as set out below. Guests will be able to listen to the meeting but will not be able to vote during the meeting.

• Step 1:

Log in online at web.lumiagm.com/477258212

We recommend that you log in at least one hour before the meeting starts.

• Step 2:

Follow these instructions:

Registered shareholders: Click "I have a control number" and then enter your control number and password "sunlife2024" (case sensitive). Your control number is the number located on the form of proxy or in the email notification you received from TSX Trust. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click "I have a control number" and then enter your control number and password "sunlife2024" (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a control number by email from TSX Trust after the proxy voting deadline has passed.

Guests: Click "Guest" and then complete the online form.

Please allow ample time to log in to the meeting online before it begins. You may need the latest version of your web browser. Please do not use Internet Explorer. It is possible that internal network security protocols, including firewalls and VPN connections may block access to the webcast. If you are experiencing any difficulty connecting or watching the meeting, please ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Additional information and updates on how to attend the meeting will be made available on our website at sunlife.com/2024agm. Please see Voting on pages 11 to 15 for further instructions. This Circular is available on our website, on the website of our transfer agent, TSX Trust (meetingdocuments.com/TSXT/slf), on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/edgar).

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What the meeting will cover

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2023, the auditors' reports thereon and the actuary's report on the policy liabilities reported in the financial statements.

Electing the directors (see pages 16 to 23)

You will vote on the election of 11 directors to serve on our Board until the next annual meeting. All of the director nominees currently serve on our Board. All 11 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own. The Board recommends voting FOR each nominee. If you do not specify in your proxy form or voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR electing each of the director nominees profiled below.

2023 vote: average 99 2% support FOR our director nominees.

We expect that all of the nominees will be able to serve as director but if for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for another nominee proposed according to the company's by-laws and applicable law.

Our policy on majority voting

The election of directors at the meeting is expected to be an uncontested election, meaning that the number of nominees will be equal to the number of directors to be elected. If a director receives more "withheld" than "for" votes in an uncontested election, they must tender a written offer to resign to the Board. The Board will accept the resignation within 90 days unless there are exceptional circumstances and will disclose the reasons for its decision in a news release. The director will not participate in these deliberations.

Appointing the auditor

You will vote on the appointment of Deloitte LLP (Deloitte) as our auditor for 2024. Deloitte has been our auditor since SLF Inc. was incorporated in 1999 and has served as the auditor of Sun Life Assurance since 1875.	2023 vote: 88 4% support FOR the appointment of Deloitte as our auditor.

We maintain independence from our auditor through Audit Committee oversight, a robust regulatory framework in Canada, including the requirement to rotate the lead audit partner at least every five years, and Deloitte's own internal independence procedures which are designed to comply with Canadian Public Accountability Board and Public Company Accounting Oversight Board requirements. The Audit Committee pre-approves services provided by the auditors, and also conducts a formal review of the external auditors every year. We completed a comprehensive audit tender process in 2016 and have since carried out an annual review each year. It is our intention to carry out a more comprehensive review in 2024 following the completion of the initial adoption of International Financial Reporting Standards 17 (IFRS 17) Insurance Contracts and at a minimum every 5 years thereafter. The 2024 review will include an evaluation of the engagement partner and team, their independence objectivity, the quality of communication and audit work performed and overall review of fees. In 2023, we received 285,763,415 votes for the appointment of Deloitte as our auditor, with 37,503,264 votes being withheld. The Board, on recommendation of the Audit Committee, recommends voting FOR Deloitte as our auditor. If you do not specify in your proxy form or voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR the appointment of Deloitte as our auditor.

About the meeting	Management information circular 2024 | 8

Auditor's fees

The table below shows the fees relating to services provided by Deloitte for the past two years.

	($millions)
For the year ended December 31	2023	2022[1]
Audit fees	30.7	28.9
Audit-related fees	1.5	1.5
Tax fees	1.7	0.0
All other fees	0.9	0.2
Total	34.8	30.6

1 Adjustment to 2022 fees of $1.4 million for audit fees.

Audit fees relate to professional services rendered by the auditors for the audit of our annual consolidated financial statements, the statements for our segregated funds and services related to statutory and regulatory filings. Audit fees of $21.4 (2022: $19.7) relates to the audit of the consolidated financial statements of SLF Inc. and its subsidiaries to support the audit opinion expressed in the independent auditor's report; the remaining audit fees of $9.3 (2022: $9.2) relate to audit of the statements for segregated funds and statutory and regulatory filing. The increase in audit fees in 2023 compared to 2022 is largely due to audit work in executing on the adoption of new accounting standards (IFRS 17 Insurance and IFRS 9 Financial Instruments), and adjustments in scope resulting from acquisitions.

Audit-related fees include assurance services not directly related to performing the audit of the annual consolidated financial statements of the SLF Inc. These include internal control reviews, specified procedure audits and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

We have a policy that requires the Audit Committee to pre-approve any services that are to be provided by the external auditor. The committee has, subject to reporting requirements, pre-approved certain audit, audit-related and other permissible non-audit services that are consistent with maintaining the independence of the external auditor. You can find more information about this policy in our annual information form which is available on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/edgar).

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Having a "say on pay"

You will participate in a non-binding advisory vote on our approach to executive compensation, giving you an opportunity to express your view on the Board's approach to setting executive compensation, as described in the Executive compensation section starting on page 65.	2023 vote: 95 6% support FOR our approach to executive compensation.

We will ask the shareholders to consider and vote on the following resolution. The Board recommends that shareholders vote FOR the resolution. If you do not specify in your proxy form or your voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR the resolution:

"RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 15, 2024 delivered in advance of the annual meeting of common shareholders on May 9, 2024."

One of the Board's primary responsibilities is to ensure Sun Life is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on our approach to executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions. We will file the results of the votes, including the advisory vote, on SEDAR+ (sedarplus.ca) and publish them on our website. In 2023, we received 300,855,136 votes for our approach to executive compensation, and 13,845,754 votes against. If a significant number of shareholders oppose the "say on pay" resolution, the Board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this Circular, we were not aware of any other items to be brought forward.

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Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 15, 2024.

As of March 15, 2024, we had 583,068,456 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

At least two persons holding, or representing by proxy, at least 25% of the shares entitled to vote constitute a quorum for the transaction of business at the meeting.

Common shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

• the Government of Canada or any of its agencies.

• the government of a province or any of its agencies.

• the government of a foreign country or any political subdivision of a foreign country or any of its agencies.

• any person who has acquired more than 10% of any class of our shares.

Also, if a person, or an entity controlled by a person, beneficially owns common shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the common shares (unless permitted by the Minister of Finance).

To our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to our common shares.

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How to vote

You have three ways to vote:

1. by proxy;

2. by attending the meeting and voting by online ballot through the live webcast platform; or

3. by attending the meeting and voting in person.

Please identify which type of shareholder you are, then follow the applicable instructions to vote

Registered shareholders and share ownership account participants

You are a registered shareholder if you hold a paper share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You are a share ownership account participant if you hold a share ownership statement.

Non-registered shareholders

You are a non-registered shareholder (also known as a beneficial shareholder) if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account.

Non-Registered Holders who have not objected to their intermediary disclosing certain ownership information about themselves to the company are referred to as non-objecting beneficial owners or “NOBOs”. Sun Life has elected to send the proxy-related materials directly to the NOBOs

Voting by proxy before the meeting

Registered shareholders and share ownership account participant

You can provide your instructions in one of these ways:

• By mail - Mark, sign, date and return the proxy form in the envelope provided.

• By email - Mark, sign, date, scan and email both pages of the proxy form to proxyvote@tmx.com.

• By phone - In Canada and the U.S. only, call 1-888-489-7352.

• Online - Go to meeting-vote.com.

For each method, you will need your control number located on the form of proxy or in the email notification from our transfer agent.

You can also find a blank form of proxy on TSX Trust’s website at meetingdocuments.com/TSXT/slf.

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If you did not receive a proxy form with a control number

To vote by proxy, you will need a control number.

If you did not receive a form of proxy or email notification from our transfer agent containing the control number, at least one business day prior to the meeting please:

• contact TSX Trust at 1 (866) 751-6315 (within North America) or 1 (416)-682-3860 (outside of North America), or

• complete a form online using the following link: tsxtrust.com/control-number-request to obtain your control number.

If you change your mind

You can revoke instructions you have already provided by giving us new instructions. If you have followed the instructions for attending and voting at the meeting online, voting at the meeting online will revoke your previous instructions.

Registered shareholders and share ownership account participants can download a blank proxy form from meetingdocuments.com/TSXT/slf and send a new proxy form in one of the following ways:

• complete and sign the proxy form with a later date than the one you previously sent, and deliver or deposit it to TSX Trust before 5:00 p.m. (Toronto time) on Tuesday, May 7, 2024.

• submit new voting instructions to TSX Trust by telephone or internet before 5:00 p.m. (Toronto time) on Tuesday, May 7, 2024.

• deliver or deposit a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to us before 5:00 p.m. (Toronto time) on Wednesday, May 8, 2024, or if the meeting is adjourned or postponed, before 5:00 p.m. (Toronto time) on the business day before the meeting is reconvened, at: SLF Inc., 1 York Street, 31st Floor, Toronto, Ontario, Canada M5J 0B6 Attention: Corporate Secretary.

• if you are attending the meeting in person, give your written instructions signed by you, or your attorney as authorized by you in writing, to the Chair of the meeting before the start of the meeting or before the meeting is reconvened.

Non-registered shareholders

You can provide your instructions in one of these ways:

• By mail - Mark, sign, date and return the voting instruction form in the envelope provided.

• By phone - In Canada, call 1-800-474-7493 (English) or 1-800-474-7501 (French). In the U.S. call 1- 800-454-8683.

• Online - Go to proxyvote.com.

For each method, you will need your control number printed on the front of the voting instruction form provided.

Carefully follow the instructions on the voting instruction form your nominee provided with the notice of meeting.

If you did not receive a voting instruction form with a control number

To vote by proxy, you will need a control number.

If you did not receive a voting instruction form with a control number, please contact your nominee (i.e. your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary).

If you change your mind

You can send a new voting instruction form to your nominee. To allow your nominee time to act on your instructions, you should provide them your instructions at least seven days before the meeting.

About the meeting	Management information circular 2024 | 13

Voting during the meeting

Shareholders will have the opportunity to attend the meeting virtually, or to attend in person at Sun Life's head office at 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada. Attending the meeting, in person or online, gives you an opportunity to ask questions, vote on a number of important matters and hear directly from management.

Registered shareholders and share ownership account participants	Non-registered shareholders
Voting at the virtual meeting

• You will need a control number, which can be found on the form of proxy included with the notice of meeting. If you did not receive a proxy form with a control number, follow the instructions above on page 13.

• Do not complete or return the proxy form.

• You can also appoint another person to attend the meeting and vote your shares on your behalf (your proxyholder) by printing their name in the space provided on the proxy form and following the instructions on the proxy form.

• You or your proxyholder must also complete the additional step of registering the proxyholder by following the instructions below.

• You or your proxyholder will be able to vote online in real time by completing an online ballot.

• You will need a control number. The control number on your voting instruction form cannot be used to vote virtually at the meeting.

• To obtain a new control number:

- You must appoint yourself or another person as proxyholder by printing your or their name in the space provided on the voting instruction form and then following your nominee’s instructions for returning the form. If you did not receive a voting instruction form follow the instructions above on page 13.

- You or your proxyholder must also complete the additional step of registering the proxyholder by following the instructions below to obtain a new control number. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

• You or your proxyholder will be able to vote online in real time by completing an online ballot through the live webcast platform.

Registering the proxyholder to obtain a control number

You or your proxyholder must also complete the additional step of registering the proxyholder by:

• calling TSX Trust at 1-866-751-6315 (within Canada & U.S.) or 1 (416) 682-3860 (other countries); or

• completing a form online using the following link: tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Tuesday, May 7, 2024. Failing to register your proxyholder with TSX Trust will result in the proxyholder not receiving a control number, which is required to vote at the meeting.

Voting in person
• Do not complete or return the proxy form. • When you arrive at the meeting, register with a representative of our transfer agent, TSX Trust, to receive a ballot.

• Appoint yourself as proxyholder by printing your name in the space provided on the voting instruction form. Then follow your nominee’s instructions for returning the form.

• When you arrive at the meeting, register with a representative of our transfer agent, TSX Trust, to receive a ballot.

About the meeting	Management information circular 2024 | 14

More about voting by proxy

Voting by proxy gives a proxyholder the authority to attend the meeting and vote on your behalf. If you specify how you want to vote, your proxyholder must vote according to your instructions.

The enclosed proxy form names Scott F. Powers, Chair of the Board, or in his absence, M. Marianne Harris, Chair of the Governance, Investment & Sustainability Committee, or in her absence, another director appointed by the Board, as your proxyholder.

If you appoint them as proxyholders but do not specify how you want them to vote, your shares will be voted:

• FOR electing each of the director nominees who are listed in the proxy form and Circular.

• FOR appointing Deloitte as auditor.

• FOR the advisory resolution accepting our approach to executive compensation.

You can appoint another person to vote your shares by printing their name in the space provided on the proxy form or voting instruction form and registering them with TSX Trust. This person does not need to be a shareholder, but your vote can only be counted if they participate in the meeting and vote for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote, your proxyholder can vote as they see fit. Your proxyholder can also decide how to vote on any other matters that may properly come before the meeting, and on any amendments or variations to the items listed above, whether or not the amendment, variation or other matter that comes before the meeting is routine or contested (as permitted by law).

TSX Trust must receive your voting instructions by 5:00 p.m. (Toronto time) on Tuesday, May 7, 2024 to have your vote recorded. If the meeting is adjourned or postponed, TSX Trust must receive your voting instructions by 5:00 p.m. (Toronto time) on the date that is two business days before the meeting is reconvened.

Questions? You can call TSX Trust or one of its agents directly at the following numbers:

Canada and the United States:	1-877-224-1760
United Kingdom, Republic of Ireland,	+ 44 (0) 345-602-1587
Channel Islands and Isle of Man:
Philippines:	632-5318-8567 (Metro Manila),
1-800-1-888-2422 (Provinces)
Hong Kong:	852-2862-8555
Other countries:	1-416-682-3865

Processing the votes

TSX Trust counts and tabulates the votes on our behalf. Individual shareholder votes are kept confidential and voting instructions are only communicated to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results at SEDAR+ (sedarplus.ca) and publish them on our website.

Solicitation of proxies

We solicit proxies by mail, but our outside agency, Morrow Sodali (Canada) Ltd. may also contact you by mail, email or phone to ask you to vote. SLF Inc. pays for the costs of the proxy solicitation. We expect to pay approximately $40,000 to Morrow Sodali (Canada) Ltd. for their services, plus any related expenses. You can reach them toll-free at 1-888-777-1546 or by email at assistance@morrowsodali.com.

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Director nominees at a glance

At the 2024 annual meeting you'll be asked to elect 11 directors to hold office for a term ending on the conclusion of the next annual meeting. All of the 11 nominees currently serve on our Board.

Board composition and size are reviewed every year (see more about the selection process on page 36).

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Director nominee profiles

The following profiles provide information about each of the director nominees as at the date of this Circular, including when they joined our Board, their business experience, their committee memberships, their attendance at Board and committee meetings in 2023, the level of support received from shareholders at our 2023 annual meeting, and other public company directorships held in the last five years.

The Board recommends that shareholders vote for electing each of the director nominees profiled below.

Share ownership

The director nominee profiles also include information about the value of their holdings of SLF Inc. common shares and deferred share units (DSUs). A DSU is equal in value to a common share but cannot be redeemed until a director leaves the Board. Common shares and DSUs count towards the achievement of our share ownership guidelines for directors which each director is expected to meet within five years of joining the Board. The director share ownership guidelines were revised in 2022 to increase the share ownership guideline effective January 1, 2023 to $805,000 in common shares and/or DSUs. New directors must achieve the guideline within five years of joining the Board and existing directors have an additional year to achieve the increased guideline. For director nominees who have not achieved the guideline, we determine if they are "on target" by calculating the number of common shares and DSUs they will hold by their achievement due dates based on the form of remuneration they have individually elected. For this purpose we assume that the share price and dividend rate remain constant until the applicable achievement due date. The amounts shown in the profiles are as of February 29, 2024 and February 28, 2023 when the closing price of our common shares on the Toronto Stock Exchange (TSX) was $72.08 and $65.94, respectively. You can find additional information about our director compensation program and share ownership guidelines starting on pages 61 to 64.

Deepak Chopra, FCPA

Toronto, ON, Canada

Director since May 2021

Independent

Age: 60

Areas of expertise:

• finance, accounting and actuarial

• talent and culture

• international business

• government relations/policy

• corporate strategy and development

• designated audit committee financial expert

Current committees:

• Audit

• Governance, Investment & Sustainability

Mr. Chopra is a corporate director and most recently served as the President and Chief Executive Officer of Canada Post Corporation from 2011 to 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply- chain industries. Prior to joining Canada Post, he held various senior positions during his 23-year career with Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, including President & Chief Executive Officer, Canada & Latin America, President, Asia Pacific & Middle East and Vice-President & Chief Financial Officer, Europe, Africa & Middle East. Mr. Chopra has previously served on the Boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He is a Fellow of the Institute of Chartered Professional Accountants of Canada and holds a Bachelor's degree in Commerce (Honours) and a Post Graduate Diploma in Business Management (PGDBM).
2023 Meeting attendance			Other public company directorships
Board	11 of 11		100%	The Descartes Systems Group Inc.	2020 - present
Audit	7 of 7		100%	Celestica Inc.	2018 - present
Governance, Investment & Sustainability	5 of 5		100%	The North West Company Inc.	2018 - present
2023 Annual Meeting votes in favour: 99.3% (312,405,280 votes in favour, and 2,296,950 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2024	250	11,535	11,785	$849,463	Meets
2023	250	6,622	6,872	$453,140
Change	0	4,913	4,913	$396,323

About the meeting	Management information circular 2024 | 17

Stephanie L. Coyles

Toronto, ON, Canada

Director since

January 2017

Independent

Age: 56

Areas of expertise:

• talent and culture

• client needs, sales and distribution

• international business

• corporate strategy and development

• digital and data/analytics

Current committees:

• Management Resources

(Chair)

• Governance, Investment & Sustainability

Ms. Coyles is a corporate director. Her background is as a strategic consultant and advisor who has worked with a diverse clientele across North America, including retail, consumer distribution, private equity and business consulting organizations. She was previously Chief Strategic Officer at LoyaltyOne Co. from 2008 to 2012 and a partner at McKinsey & Company Canada from 2000 to 2008. In addition to the public company Boards listed below, Ms. Coyles serves on the Board of The Earth Rangers Foundation. She holds a Master in Public Policy degree. Ms. Coyles received the ICD.D designation from the Institute of Corporate Directors and the CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.
2023 Meeting attendance			Other public company directorships
Board	11 of 11		100%	Metro Inc.	2015 - present
Governance, Investment & Sustainability	5 of 5		100%	Corus Entertainment Inc.	2020 - January 2024
Management Resources[1]	8 of 8		100%	Hudson's Bay Company	2019 - 2020
2023 Annual Meeting votes in favour: 98.6% (310,141,079 votes in favour, and 4,561,151 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2024	13,700	18,692	32,392	$2,334,815	Meets
2023	12,800	15,094	27,894	$1,839,330
Change	900	3,598	4,498	$495,485

Ashok K. Gupta, FFA

London, England

Director since May 2018

Independent

Age: 69

Areas of expertise:

• finance, accounting and actuarial

• insurance, health and wealth

• risk management

• corporate strategy and development

• digital and data/analytics

Current committees:

• Risk (Chair)

• Management Resources

Mr. Gupta is a corporate director. He is also Chair of Mercer Limited. During his 40-year career in the U.K. insurance and financial services industry, he has held a number of senior executive, advisor and actuarial positions. From 2010 to 2013, he was an advisor to the Group Chief Executive Officer of Old Mutual plc. Prior to this he held various senior positions with the Pearl Group plc (now Phoenix Group Holdings plc), Kinnect of Lloyd's of London, CGU plc (now part of Aviva plc), Scottish Amicable Life Assurance Company (now part of Prudential) and Tillinghast, Nelson & Warren Inc. (now part of Willis Towers Watson plc). Mr. Gupta is a Fellow of the Institute and Faculty of Actuaries. He is a Chairman of Evalue Ltd. and a director of EV Risk Ratings Limited. From 2013 to 2019, Mr. Gupta was a director of New Ireland Assurance Company plc. He was involved in the UK public sector and served as a trustee of the Ethical Journalism Network from 2014 to 2021, served on the Actuarial Council and Codes and Standards Committee of the Financial Reporting Council in the U.K. between 2012 and 2018, was Chair of the Defined Benefits Taskforce of the Pensions and Lifetime Savings Association from 2016 to 2017 and Joint Deputy Chair of the Procyclicality Working Group of the Bank of England from 2012 to 2014. Mr. Gupta holds a Master of Business Administration degree.
2023 Meeting attendance			Other public company directorships
Board	11 of 11		100%	JPMorgan European Discovery Trust plc	2013 - July 2023
Management Resources	8 of 8		100%
Risk	5 of 5		100%
2023 Annual Meeting votes in favour: 99.6% (313,509,621 votes in favour, and 1,192,609 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2024	1,481	24,358	25,839	$1,862,475	Meets
2023	1,481	18,226	19,707	$1,299,480
Change	0	6,132	6,132	$562,995

About the meeting	Management information circular 2024 | 18

M. Marianne Harris Toronto, ON, Canada

Director since

December 2013

Independent

Age: 66

Areas of expertise:

• finance, accounting and actuarial

• insurance, health and wealth

• talent and culture

• leadership

• corporate strategy and development

Current committees:

• Governance, Investment

& Sustainability (Chair)

• Audit

Ms. Harris is a corporate director. She was Managing Director and President, Corporate and Investment Banking, Merrill Lynch Canada, Inc., an international banking and financial services organization, until 2013. She held progressively senior positions during her 13-year career with Merrill Lynch and affiliated companies in Canada and the U.S., including President, Global Markets and Investment Banking, Canada, Head of Financial Institutions Group, Americas and Head of Financial Institutions, Canada. Before joining Merrill Lynch, Ms. Harris held various investment banking positions with RBC Capital Markets from 1984 to 2000, including Head of the Financial Institutions Group. She is a director of the Public Sector Pension Investment Board, a director of President's Choice Bank and a member of the Dean's Advisory Council for the Schulich School of Business, and a member of the Advisory Council for the Hennick Centre for Business and Law. Ms. Harris served as a director of Hydro One Limited and Hydro One Inc. from 2015 to 2018. She holds a Master of Business Administration degree and a Juris Doctorate.
2023 Meeting attendance			Other public company directorships
Board	11 of 11		100%	George Weston Limited	2022 - present
Audit	7 of 7		100%	Loblaw Companies Limited	2016 - present
Governance, Investment & Sustainability	5 of 5		100%
2023 Annual Meeting votes in favour: 98.8% (310,956,907 votes in favour, and 3,745,323 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2024	7,044	61,758	68,802	$4,959,248	Meets
2023	6,735	54,104	60,839	$4,011,724
Change	309	7,654	7,963	$947,524

David H. Y. Ho

Shenzhen, China Director since May 2021

Independent

Age: 64

Areas of expertise:

• talent and culture

• international business

• leadership

• corporate strategy and development

• digital and data/analytics

Current committees:

• Governance, Investment & Sustainability

• Management Resources

Mr. Ho is Chairman and Founder of Kiina Investment Limited, a venture capital firm that invests in start-up companies in the technology, media and telecommunications industries. He was previously a senior advisor for Permira Advisors LLC, a private equity buyout fund, from 2010 to 2018 and Chairman and founding partner of CRU Capital, a China-based private equity buyout fund, from 2017 to 2019. He has held senior leadership roles with Nokia Siemens Networks, Nokia Corporation, Motorola, and Nortel Networks in China and Canada. In addition to the public companies listed below, Mr. Ho serves on the board of DBS Bank Ltd., a subsidiary of DBS Group Holdings Ltd. He was a director of DBS Bank (Hong Kong) Limited from 2019 to April 2023. Mr. Ho previously served as a director of China Ocean Shipping Company from 2011 until its merger with China Shipping Group in 2016 to become China COSCO Shipping Corporation, China COSCO Shipping Corporation from 2016 to 2021, China Mobile Communications Group Co., Ltd. from 2016 to 2020, and Sinosteel Corporation from 2008 to 2016, each of which are state-owned enterprises in China. He also served as a director of Pentair plc from 2007 to 2018. Mr. Ho holds a Bachelor of Applied Science (Honours Systems Design Engineering) and a Master of Applied Science in Management Sciences.
2023 Meeting attendance			Other public company directorships
Board	9 of 11[1]		82%	DBS Group Holdings Ltd.	April 2023 - present
Management Resources	7 of 8[2]		88%	Qorvo, Inc.	2015 - present
			Air Products & Chemicals, Inc.		2013 - present
Governance, Investment & Sustainability	5 of 5		100%	nVent Electric plc	2018 - 2020
			COL Digital Publishing Group Co. Limited		2014 - 2020
2023 Annual Meeting votes in favour: 99.6% (313,446,400 votes in favour, and 1,255,830 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2024	227	11,779	12,006	$865,392	Meets
2023	227	6,721	6,948	$458,151
Change	0	5,058	5,058	$407,241
1 Mr. Ho was unable to attend two unscheduled Board meetings called on short notice. 2 Mr. Ho was unable to attend an unscheduled MRC meeting called on short notice.

About the meeting	Management information circular 2024 | 19

Laurie G. Hylton Newburyport, MA,
United States

Director since
December 2022

Independent

Age: 57

Areas of expertise:

• finance, accounting and actuarial

• risk management

• talent and culture

• leadership

• corporate strategy and development

• designated audit committee financial expert

Current committees:

• Audit

• Risk

Ms. Hylton is a corporate director. She was previously a senior finance executive with more than 30 years of global experience in asset management, banking and public accounting. Prior to her retirement in March 2021, Ms. Hylton held various senior positions during her 27-year career with Eaton Vance Corp. (Eaton Vance), most recently serving as Vice-President & Chief Financial Officer, where she was a key part of the executive team leading the company's strategic planning and business transformations. Prior to that, she was Vice President & Chief Accounting Officer and Head of Internal Audit, where she was responsible for internal controls and management of finance functions, and oversaw complex integrations of these functions in major acquisitions. Prior to joining Eaton Vance, Ms. Hylton was a Senior Auditor with Deloitte & Touche, where she covered financial services companies. She currently serves on the Boards of Newburyport Art Association and Theater In the Open, and has previously served on the Board of The Pike School. Ms. Hylton holds a Master of Business Administration degree and was a Certified Public Accountant from 1994 to June 2022.
2023 Meeting attendance			Other public company directorships
Board	11 of 11		100%	None
Audit	7 of 7		100%
Risk	5 of 5		100%
2023 Annual Meeting votes in favour: 99.5% (313,201,489 votes in favour, and 1,500,741 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2024	0	2,474	2,474	$178,326	On target for December 31, 2027
2023	0	0	0	$0
Change	0	2,474	2,474	$178,326

Helen M. Mallovy Hicks

FCPA, FCBV

Toronto, ON, Canada

Director since October 2021

Independent

Age: 63

Areas of expertise:

• finance, accounting and actuarial

• insurance, health and wealth

• risk management

• international business

• corporate strategy and development

• designated audit committee financial expert

Current committees:

• Audit

• Risk

Ms. Mallovy Hicks is a corporate director. Prior to her retirement in June 2021, she was a partner of PricewaterhouseCoopers (PwC) with over 30 years of global business management and advisory experience. She most recently served as PwC's Global Valuation Business Line Leader from 2016 to 2021 and prior to that held various executive positions, including Canada GTA Deals Leader, Canada Valuation Leader and Deals Valuation Partner. She has advised boards and executives on complex transactions, value creation, capital allocation, business transformation and restructuring matters across a wide range of industries. In addition to the public companies listed below, she serves on the Boards of the Public Sector Pension Investment Board and Princess Margaret Cancer Foundation, and has previously served on the Boards of PricewaterhouseCoopers LLP - Canadian Partnership, Canadian Partnership Against Cancer, The Toronto Symphony Foundation and Toronto Symphony Orchestra. Ms. Mallovy Hicks is a Fellow of the Canadian Institute of Chartered Business Valuators and a Fellow of the Chartered Professional Accountants of Ontario.

2023 Meeting attendance			Other public company directorships
Board	10 of 11[1]		91%	Northland Power Inc.	2021 - present
Audit	7 of 7		100%
Risk	5 of 5		100%
2023 Annual Meeting votes in favour: 99.5% (313,203,912 votes in favour, and 1,498,318 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2024	425	9,532	9,957	$717,701	On target for October 31, 2027
2023	425	4,751	5,176	$341,305
Change	0	4,781	4,781	$376,396
1 Ms. Mallovy Hicks was unable to attend an unscheduled Board meeting called on short notice.

About the meeting	Management information circular 2024 | 20

Marie-Lucie Morin

CM, PC

Toronto, ON, Canada

Director since December 2021

Independent

Age: 66

Areas of expertise:

• risk management

• talent and culture

• international business

• government relations/policy

• corporate strategy and development

Current committees:

• Management Resources

• Risk

Ms. Morin is a corporate director. She was Executive Director for Canada, Ireland and the Caribbean at the World Bank from 2010 to 2013. Previously Ms. Morin pursued a 30-year career in Federal Public Service, including National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet, Deputy Minister for International Trade and Associate Deputy Minister of Foreign Affairs. In 1997, Ms. Morin was appointed Canada's Ambassador to Norway with accreditation to Iceland. Earlier in her career she completed assignments in San Francisco, Jakarta, London, and Moscow with the Department of Foreign Affairs and International Trade. Ms. Morin was named Chevalier de la Légion d'Honneur by the Government of France in 2012, was sworn into the Queen's Privy Council for Canada in 2015 and became a member of the Order of Canada in 2016. In addition to the public companies listed below, Ms. Morin serves as the Vice-Chair of The Canadian Ditchley Foundation and Palette Skills Inc. and serves on the Boards of CDPQ Infra, Canadian Institute for Advanced Research, Century Initiative and The Toronto Centre. She is currently a member of the National Security and Intelligence Review Agency and the ESG Advisory Council of Export Development Canada. She was admitted to the Québec Bar in 1980.
2023 Meeting attendance			Other public company directorships
Board	11 of 11		100%	Chorus Aviation Inc.	2016 - present
Management Resources	8 of 8		100%	Stantec Inc.	2016 - present
Risk	4 of 5[1]		80%	AGT Foods and Ingredients Inc.	2016 - 2019
2023 Annual Meeting votes in favour: 99.7% (313,614,443 votes in favour, and 1,087,787 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2024	1,200	5,929	7,129	$513,858	On target for December 31, 2027
2023	1,200	2,608	3,808	$251,100
Change	0	3,321	3,321	$262,758
1 Ms. Morin was unable to attend a committee meeting due to a commitment made prior to her joining the Board.

Joseph M. Natale
Toronto, ON, Canada

Director since February 2023

Independent

Age: 59

Areas of expertise:

• talent and culture

• client needs, sales and distribution

• leadership

• corporate strategy and development

• digital and data/analytics

Current committees:

• Management Resources

• Risk

Mr. Natale is a corporate director and served as the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from 2017 to 2021. Prior to joining Rogers, he held several executive positions at TELUS Corporation, a communications technology company, from 2003 to 2015, including President and Chief Executive Officer, Executive Vice President & Chief Commercial Officer, Executive Vice President & President, Customer Solutions and Executive Vice President & President, Business Solutions. Prior to that, Mr. Natale has held senior leadership roles with KPMG Consulting Inc. (later BearingPoint Inc.) including Global Leader, Automotive and Transportation Markets and Country Leader, Canada. Prior to KPMG Consulting, he was President and Co-founder of Piller, Natale & Oh Management Consultants which was acquired by KPMG Consulting in 1997. Mr. Natale serves as a trustee of The Hospital for Sick Children and a director of Windstream Holdings, Inc. He holds a Bachelor of Applied Science in Electrical Engineering. Mr. Natale was a recipient of Canada's Top 40 Under 40 Award in 2001, was awarded the Queen Elizabeth II Diamond Jubilee Medal in 2012, and was named as one of the Top 100 executives in global communications and media by Cablefax Magazine in 2021.
2023 Meeting attendance			Other public company directorships
Board	10 of 10		100%	Home Capital Group Inc.	2022 - September 2023
Management Resources	7 of 7		100%	Toronto-Dominion Bank	2021 - 2022
Risk	4 of 4		100%	Rogers Communications Inc.	2017 - 2021
2023 Annual Meeting votes in favour: 99.8% (313,945,805 votes in favour, and 756,425 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2024	0	4,056	4,056	$292,356	On target for February 7, 2028
2023	0	0	0	$0
Change	0	4,056	4,056	$292,356
1 On February 7, 2023, Mr. Natale became a Director and a member of the Management Resources Committee and Risk Committee.

About the meeting	Management information circular 2024 | 21

Scott F. Powers

Boston, MA, United States

Director since October 2015

Independent

Age: 64

Areas of expertise:

• talent and culture

• client needs, sales and distribution

• international business

• leadership

• corporate strategy and development

Current committees:

• None[1]

	Mr. Powers is the Chair of the Boards of SLF Inc. and Sun Life Assurance. He was President and Chief Executive Officer of State Street Global Advisors until his retirement in August 2015. Before joining State Street in 2008, Mr. Powers was President and Chief Executive Officer of Old Mutual Asset Management Plc, the U.S.-based global asset management business of Old Mutual plc. Prior to 2008, he held senior executive positions at Mellon Institutional Asset Management, BNY Mellon's investment management business, and at The Boston Company Asset Management, LLC. Mr. Powers has also served as a member of the Systemic Risk Council and the Advisory Board of the U.S. Institute of Institutional Investors.
	2023 Meeting attendance			Other public company directorships
	Board	11 of 11		100%	Automatic Data Processing, Inc.	2018 - Present
				PulteGroup, Inc.		2016 - Present
	2023 Annual Meeting votes in favour: 98.0% (308,556,823 votes in favour, and 6,145,407 votes withheld)

	SLF Inc. securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
	2024	975	42,709	43,684	$3,148,743	Meets
	2023	975	34,302	35,277	$2,326,165
	Change	0	8,407	8,407	$822,578
	1 Mr. Powers attends committee meetings in his capacity as non-executive Chair of the Board.
Kevin D. Strain, CPA Toronto, ON, Canada Director since February 2021 Independent Age: 57 Current committees: • None[1]	Mr. Strain is President & Chief Executive Officer of SLF Inc. and Sun Life Assurance. Prior to his appointment in August 2021, he held several senior positions with SLF Inc. and Sun Life Assurance, including President, Executive Vice-President & Chief Financial Officer, President of Sun Life Asia, Senior Vice-President of the Individual Insurance and Investments division in Canada, and Vice-President of Investor Relations. Prior to joining the company in May 2002, Mr. Strain was Vice-President of the Pension business of Clarica Life Insurance Company, which was acquired by Sun Life in 2002, and played an instrumental role in the integration of Clarica. Mr. Strain is currently a director of Sunnybrook Health Sciences Centre and the Board of Governors of the University of Waterloo. He is a Certified Public Accountant and holds a Master of Accounting degree.
	2023 Meeting attendance			Other public company directorships
	Board	11 of 11		100%	None
	2023 Annual Meeting votes in favour: 99.8% (314,026,559 votes in favour, and 675,671 votes withheld)

	SLF Inc. securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
	2024	38,248	10,908	49,156	$3,543,164	Meets[2]
	2023	33,009	10,425	43,434	$2,864,038
	Change	5,239	483	5,722	$679,126

1 Mr. Strain attends committee meetings, in full or in part, as appropriate, at the request of the committee chairs, but is not a member of any committee.

2 As President & CEO, Mr. Strain is subject to different share ownership guidelines than the independent directors. See page 80.

About the meeting	Management information circular 2024 | 22

Additional information

To the best of the company's knowledge, other than as set out below, no proposed director as at the date of this Circular:

(a) is or has been, in the last ten years a director, chief executive officer or chief financial officer of any company (including SLF Inc.) that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that:

(i) was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is or has been, in the last ten years a director or executive officer of any company (including SLF Inc.) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within in the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Ms. Coyles was a director of Postmedia Network Canada Corp. while it completed a restructuring following an arrangement plan under the Canada Business Corporations Act in October 2016. Ms. Coyles is no longer a director of Postmedia Network Canada Corp.

About the meeting	Management information circular 2024 | 23

Governance

Our Board regularly reviews our governance processes and practices to make sure the Board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.

We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators' corporate governance guidelines, guidelines issued by OSFI for effective corporate governance in federally regulated financial institutions, the TSX corporate governance rules, the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly listed companies and the Philippine Stock Exchange corporate governance guidelines applicable to us.

Governance at a glance

We say "Yes" to

Strong Culture (see more on page 29)

✓ We have a strong culture founded on ethical behavior, high business standards, integrity, respect and doing the right thing for our Clients.

✓ Our Code of Conduct (Code) applies to every director, officer and employee, who are each required to review and certify compliance every year.

Independence (see more on page 37)
✓ Our Board Chair, committee chairs and all members of our committees are independent directors. ✓ Independent directors meet without management at each Board and committee meeting.
Key competencies and experience (see more on pages 40 to 41)

✓ The eight key attributes we expect of our directors are integrity, independent and informed judgment, accountability, knowledge of business issues and financial matters, commitment to operational excellence, responsiveness, initiative and collaboration.

✓ The Governance, Investment & Sustainability Committee ensures that the Board includes members with a broad range of skills and experience to carry out its mandate.

Tenure and renewal (see more on pages 45 to 46)

✓ We use professional executive search firms and referrals to identify prospective director candidates.

✓ The Governance, Investment & Sustainability Committee, together with the Board Chair, continuously monitors Board succession requirements and maintains a directors' skills matrix.

✓ Shareholders elect individual directors annually.

✓ Our policy on majority voting is informed by best practices and complies with TSX rules.

✓ We limit the number of public company directorships our directors may have (limit of one other for directors that are executive officers of another public company, and limit of three others for any other director).

✓ We have a limit on Board interlocks (no more than two directors may serve on the same Board of another public company and directors may not serve together on more than one other public company without the prior consent of the Governance, Investment & Sustainability Committee).

✓ The Board has adopted a proxy access policy.

Diversity, equity and inclusion (see more on pages 39 to 40)

✓ We have a Board diversity policy that considers multiple aspects of diversity, including gender representation and representation by individuals who self-identify as members of Black, Indigenous, People of Colour, disabled and/or LGBTQ2+[1] communities.

✓ We aspire for diversity, equity and inclusion, and have an enterprise strategy to strengthen diversity across our workforce.

✓ If all of our director nominees are elected:

• 5 out of our 10 independent director nominees (50%) self-identify as women.

• 3 out of our 4 current committee chairs (75%) self-identify as women.

• 1 out of our 4 current committee chairs (25%) self-identifies as a member of an underrepresented group.

• 3 out of our 10 independent director nominees (30%) self-identify as a member of an underrepresented group (one self- identifies as Chinese and two self-identify as South Asian)[2].

1 acronym for Lesbian, Gay, Bisexual, Transgender, Queer or questioning, and Two Spirited people

2 individuals who have self-identified as members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities

Governance	Management information circular 2024 | 24

Board development and assessment (see more on pages 42 to 43 and 47)

✓ Both current and new directors are provided orientation and continuing education programs.

✓ Travel permitting, new directors will attend site visits to each of the company's four business pillar locations over a two to three year period primarily through the annual Board strategy meeting.

✓ Individual directors participate in an annual chair, Board and committee effectiveness assessment process.

Strategic planning and risk management oversight (see more on pages 29 to 30)

✓ Travel permitting, all directors attend an annual strategic planning meeting held in one of our four business pillar locations and management updates the Board on the execution of strategy and strategic considerations at every regular Board meeting.

✓ The Board provides ongoing oversight of risk management programs, including through the allocation of risk oversight to its four committees, and monitors that the principal risks are appropriately identified and managed.

Sustainability (see more on page 35)

✓ The Board has ultimate oversight of sustainability and the enterprise approach to climate change, and each Board Committee has oversight of different aspects of sustainability and climate change issues. For example, the Governance, Investment & Sustainability Committee reviews and recommends to the Board approval of Sun Life's Chief Sustainability Officer Plan and annual Sustainability Report.

✓ The Board uses reports from the Board Committee Chairs, and other direct presentations by management and external experts, to decide the nature and extent of its input and to provide challenge, advice and guidance on the enterprise approach to sustainability and climate change.

Succession planning and talent management (see more on pages 30 to 31)

✓ The Board has oversight of succession planning for the President & CEO.

✓ The Management Resources Committee has oversight of talent development and succession planning for senior management and the President & CEO's assessment of other senior officers, and the Board conducts the assessment of the President & CEO.

Shareholder engagement and alignment (see more on pages 48 to 49)

✓ The Board Chair communicates with shareholders and other stakeholders in connection with governance- related matters.

✓ Independent directors must own at least $805,000 (7x the cash portion of the independent director base retainer) in common shares and/or DSUs (see page 62).

We say "No" to

Slate voting for directors
✕ Shareholders can vote for or withhold their vote from individual directors, and we do not have slate voting.
Staggered voting for directors
✕ Directors are not elected for staggered terms, and we have annual elections for all directors.
Unequal voting structure
✕ We do not have dual-class or subordinate voting structures.
Tie-breaking vote
✕ In the event of a tie vote at the Board our Board Chair does not have a deciding vote.
Pledging or hedging of Sun Life securities
✕ We do not allow pledging or hedging of SLF Inc. securities by directors and senior management.
Pensions and stock options for independent directors
✕ Independent directors are not allowed to participate in our stock option or pension plans.

Governance	Management information circular 2024 | 25

The Board of Directors

Mandate, roles and responsibilities

The Board is responsible for supervising the management of the business and affairs of the company. Its mission is to be a strategic asset of the company, measured by effective execution of its overall stewardship role and the contribution the directors make, individually and collectively, to the long-term success of the enterprise. The Board's duties and responsibilities are set out in its charter, which is reviewed by the Board and the Governance, Investment & Sustainability Committee at least annually.

The Board's charter is incorporated by reference into this Circular and has been filed with securities regulators on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar) and can be found on our website (sunlife.com).

Our Board's main responsibilities

Culture and Conduct	•	sets the tone for the culture of the organization on integrity, leadership, diversity, equity and inclusion, sustainability and good governance and for an appropriate and sound risk culture.

	•	satisfies itself that the President & CEO and other senior management is sustaining that culture throughout the organization.

	•	approves, complies with, and promotes our values set out in our Code and reviews employee compliance with the Code.

Strategy and Business Performance	•	oversees our vision and purpose statements.

	•	provides challenge, advice and guidance on the strategic planning process and established plans.

	•	annually approves our strategic plan and business, capital, investment and sustainability plans.

	•	oversees our significant strategic initiatives, investments and transactions, including significant activities of our subsidiaries.

	•	provides challenge, advice and guidance on our enterprise approach to climate change.

	•	reviews quarterly reports on the performance of our four strategic pillars.

Risk Management	•	oversees and approves significant policies (such as our Risk Management Framework, Risk Appetite Policy, Capital Risk Policy and Capital Liquidity and Management Framework), plans and strategic initiatives related to the management of, or that materially impact risk, capital and liquidity.

	•	provides challenge, advice and guidance on the effectiveness of risk management.

Financial Reporting, Communication and Disclosure	•	approves our quarterly and annual financial reports and corporate governance disclosure, including this Circular and the Sustainability Report.

	•	approves the internal and external audit plans.

	•	approves the Internal Control Framework and provides challenge, advice and guidance on its effectiveness to ensure the safeguarding of our assets.

	•	satisfies itself that the right communication and disclosure practices are in place, including that shareholders are able to provide feedback to independent directors.

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Our Board's main responsibilities

Board and Senior Management	•

oversees Board composition, the evaluation and selection of candidates at each annual meeting based on a skills, qualifications and competencies assessment process and consideration of the level of diversity on the Board (see pages 36 to 40) in accordance with our Board Diversity Policy.

	•	formulates succession plans for the President & CEO, Board Chair, committee chairs and other directors.

	•	approves the appointment, evaluation and, if necessary, replacement of or succession plans for the President & CEO and other members of senior management.

	•	annually reviews and approves the President & CEO's mandate and objectives, reviews their performance against those objectives, and approves their compensation.

Governance	•

performs its overall stewardship responsibilities either directly or through delegation to its four standing committees (see pages 52 to 60 for a description of the key activities of the committees), including the allocation of risk oversight to its committees.

	•	establishes corporate governance practices and policies and monitors corporate governance trends.

	•	establishes position descriptions for the Directors, Board Chair and Chairs of Board Committees.

	•	delegates to the President & CEO, management and control functions powers to manage the business and affairs of the company.

	•	annually meets with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis.

2023 Highlights

• approved the strategic plan, and the business, capital, investment plans and the Chief Sustainability Officer plan.

• approved the acquisition of Dialogue Technologies Inc., a Canadian-based health and wellness virtual care platform, deepening Sun Life Canada's commitment to health.

• onboarded two new directors (appointed in 2022 and 2023 respectively) to enhance the skills, experience and expertise on the Board, complement the existing Board composition and enhance Board diversity.

• approved amendments to our Board Diversity Policy.

• reviewed CEO and Executive Team succession planning and approved the appointment of a newly created role of Vice-Chair, Strategic Partnerships, and the appointment of the new President of Sun Life Asia, who will transition to the role in 2024.

• received updates on a variety of topics including Sun Life's culture, information technology, cybersecurity, and digital leadership, generative AI, sustainability, shareholder activism and financial sector turbulence.

• continued to prioritize Board oversight of environmental, social and governance (ESG) matters, including approving disclosures in our annual management's discussion and analysis (MD&A) in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), and continuing to support sustainability as an area of focus in our Client impact strategy to ensure that sustainability is integrated into everything we do, including in our strategy, culture, and operations (see page 35).

• received Climate Change training.

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Board Chair, Committee Chairs, President & CEO

The Board Chair is an independent director. The Board Chair is responsible for providing leadership that enhances the effectiveness and independence of the Board. The Board Chair manages the Board's affairs to assist the directors in carrying out their responsibilities and helps the Board operate cohesively. The Board Chair works closely with the Chair of the Governance, Investment & Sustainability Committee to regularly evaluate, and in appropriate circumstances propose enhancements to, the Board's governance structure and procedures. The Board Chair is a regular attendee of Board committee meetings.

The Board Chair and respective committee chairs are responsible for setting meeting agendas and reviewing the meeting materials with management before meetings so that the meetings are productive and enhance the Board's effectiveness and independence.

Committee chairs are consulted in advance in connection with the appointment, reassignment, replacement or dismissal of senior management within their respective committee's areas of responsibility, including those in OSFI-identified control functions. Committee chairs are consulted annually on the performance assessment and compensation awarded to those individuals. Each committee chair is an independent director and generally holds the position for five years. Committees, in consultation with the Board Chair, can hire independent advisors.

The role of President & CEO is held by Kevin D. Strain. He is also a director of the Company. There is a written statement of mandate for the President & CEO which is reviewed by the Board annually and which specifies the President & CEO's overall accountability for leading the company's business operations and creating sustainable value for all stakeholders. The President & CEO is responsible for championing the company's global mission, purpose and values, managing the company's resources to ensure optimal performance, and setting a standard for culture, conduct and character through their own behaviour and actions. The President & CEO attracts and develops the leadership talent required for activation of Sun Life's purpose, execution of Sun Life's strategy and long-term success, while demonstrating leadership in risk management, corporate governance and regulatory compliance, consistent with Sun Life's risk appetite and culture.

The full position descriptions of our President & CEO, our directors, our Board Chair and our committee chairs can be found on our website (sunlife.com/en/about-us/leadership/board-of-directors/).

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Culture and conduct

At Sun Life, we have built a strong corporate culture reflected in our core values of being Caring, Authentic, Bold, Inspiring and Impactful. These values set the tone and guide our high business standards, integrity and ethical behaviour, respect and doing the right thing for our Clients. The Board establishes the "tone from the top" and makes every effort to ensure that senior management consists of people who create and sustain a culture of integrity throughout the organization. Questions about ensuring we uphold this culture is part of our annual Board, committee and chair effectiveness review process.

The Board has established the Code that applies to every director, officer and employee, with no exception. All receive annual training and are required to complete a declaration of compliance with the Code.

To ensure that our culture stays strong, enables our strategy, and continues to create value, we actively manage it. The Code and the practices surrounding its enforcement are one of the many ways that we specify and reinforce expected behaviours and ways of working at Sun Life.

Our Code promotes speaking up and outlines our commitment against retaliation. Our Code also requires employees and directors to report all known and suspected breaches. Our Ethics Hotline empowers our employees to play an active role in protecting the organization. Employees may use the Ethics Hotline to report allegations of misconduct anonymously or if they feel their concerns have not been resolved using other reporting methods.

Communications that accompanied the Code in 2023 further reinforced our expectations of behaviours in the workplace; emphasizing the importance of speaking up, fostering a workplace that is free of harassment of any kind and promoting diversity, equity and inclusion.

The Governance, Investment & Sustainability Committee is responsible for reviewing the effectiveness of the Code, monitoring compliance with the Code and reporting the results of its review to the Board annually. On a quarterly basis, the Chief Compliance Officer reports on breaches of the Code and reviews our controls and compliance with the Governance, Investment & Sustainability Committee.

A copy of our most recent Code is available on our website (sunlife.com). The Code has been filed with the securities regulators in Canada on SEDAR+ (sedarplus.ca) and with the SEC on EDGAR (sec.gov/edgar).

Related party transactions

We are required by the Insurance Companies Act (Canada) and the Trust and Loan Companies Act (Canada) (the Acts) to develop procedures to identify potential or actual transactions with related parties of the company, a group that includes directors and senior officers. We are also required to have our conduct review committee (the Governance, Investment & Sustainability Committee) review on an annual basis, the related party procedures and their effectiveness in ensuring that we comply with the related party provisions of the Acts and to review any related party transactions requiring regulatory reporting. We have established procedures for a broad range of potential transactions with related parties of the company and in 2023 the Governance, Investment & Sustainability Committee reviewed these and their effectiveness to ensure that any transactions with related parties of the company that may have a material effect on the stability or solvency of the company are identified (also see page 56).

Strategic planning

The Board sets the strategic direction for the company and approves the annual strategic plan, including the Company's purpose statement, enterprise and group strategies, and the annual business capital, investment, and Chief Sustainability Officer plans. It also reviews the effectiveness of our strategic planning process on a regular basis.

As part of the strategic plans and priorities for each of our four business groups, in 2023 the Board focused on the key risks and uncertainties facing the business relating to strategic execution including the changing economic and geopolitical environment, climate change (including stakeholder and regulatory expectations

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on climate and social actions), operational resilience (including people resources and technology and cyber risks), strategic execution, the competitive and regulatory environment, and maintaining strong financial discipline and a strong capital position. The Board also reviewed trends emerging in strategic and financial decision making with a focus on the uncertain and volatile macroeconomic outlook, the evolving geopolitical climate, shifting demographics changing the landscape of needs, the complex and changing healthcare landscape, the evolution of work and search for talent, the acceleration of digital and disruptive technologies, such as generative AI, increasing climate regulation, and the interconnectedness between these factors. Consideration was also given to the alignment of the strategic plan projections with our risk appetite and the uncertainty brought on by continued inflation and interest rates. The Board is taking intentional actions to strengthen resilience and agility, ensuring that Sun Life can respond swiftly against opportunities and risks as the external environment shifts. The Executive Team reviewed and discussed the feedback and perspectives provided by the Board and the Board then approved the updated strategic plan at its meeting in August.

Management updates the Board on the execution of the strategy and strategic considerations at every regular Board meeting. The Board must approve any transaction that will have a significant strategic impact on the company.

Risk Management Oversight

The Board is responsible for ensuring the governance of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Management Framework and Risk Appetite Policy, and providing ongoing oversight of the risk management programs, the Board monitors that key risks are appropriately identified and managed. The Board also oversees business and strategic risk through review and approval of the Business and Strategic Plans, and regularly discusses key themes, issues and risks arising in connection with the design or implementation of these plans.

You can find more information about our risk management practices and the oversight provided by the Board and the Board committees in the description of our Board committees beginning on page 52 and in our Annual Information Form and Management's Discussion & Analysis for the year ended December 31, 2023 which are available on our website (sunlife.com), on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/edgar).

Internal control and management information systems

The Board has approved a comprehensive Internal Control Framework that codifies the company's existing system of internal controls set out in policies and related documents. The Internal Control Framework is based on Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee reviews and monitors the effectiveness of our internal control and management information systems and receives regular reports on internal control from management, including corporate oversight functions in the actuarial, finance, and internal audit departments. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

Succession planning and talent management

The Management Resources Committee has primary oversight of talent development and succession planning for senior management and the President & CEO's assessments of the other senior officers. The Board has primary oversight of talent management, succession planning and the performance assessment of the President & CEO. The Management Resources Committee and the Board conduct in-depth reviews of succession options relating to senior management positions and the President & CEO, respectively, and, when appropriate, approves the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions.

Annually the Management Resources Committee reviews in detail updated succession plans for Executive Team roles and heads of key control functions. Each committee also reviews the talent and succession plans relevant to their specific functions and responsibilities.

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Over the course of the year, the Board will typically have direct exposure to senior executives as they present on their part of the company's activities.

The Board typically hosts one or more social events that includes members of management below the Executive Team. These events allow the Board to interact and build relationships with high performance and high potential employees who are our future leaders.

Succession planning and talent management processes are a key part our enterprise strategy to strengthen diversity, equity and inclusion, discussed in greater detail below.

Diversity, equity and inclusion

Our diversity, equity and inclusion aspirations are at the centre of our company values and are critical to the Board and executive management. Highly qualified directors and executive leaders who reflect the Clients we serve, our employees around the world and the communities where we operate, bring broader perspectives and experience to deepen our insight, enhance innovation and accelerate growth. We strive to create an inclusive, high-performing culture where all employees, regardless of sex, gender identity, race, religion, age, country of origin, physical ability, sexual orientation or other diversity attributes, can contribute to their full potential. We are committed to creating equal opportunities and fostering inclusion. The Board is also committed to complying with applicable laws as they relate to discrimination and strives to create and implement policies in a manner consistent with any and all such laws.

For more information on our diversity, equity and inclusion initiatives, please see our Diversity, Equity and Inclusion Strategy 2025 and our Sustainability Report on our website (sunlife.com/en/about-us/diversity- equity-and-inclusion/ and sunlife.com/sustainability).

To drive our diversity, equity and inclusion aspirations we, for example:

• In 2021, signed on to the goals in the BlackNorth Initiative, which aims to remove systemic barriers that negatively affect Black Canadians, and participate in the Avenue: Black Undergraduate Law Internship Program;

• In 2021, became a member of the Canadian Council for Aboriginal Business, and began our Progressive Aboriginal Relations (PAR) certification. We formed working groups and an executive steering committee and are currently completing our third year of the PAR-committed actions. In 2023, we completed phase

2 of the committed status and started work on phase 3. We are utilizing PAR as a vehicle to drive Sun Life towards reconciliation with strengthened relations within Indigenous communities across Canada. We are focused on four key performance areas - Leadership Commitments, Employment, Economic Prosperity, and Communities, which are all centred on the philosophy, "Nothing about you, without you". We will work to centre Indigenous voices as we continue to progress on our aspirations and actions.

• Continued to reach young, diverse talent via the Dean Connor Inclusion Scholarship for Black and Indigenous Students (Canada) and Scholarship for LGBTQ Scholars (Philippines);

• Extended our benefits offering to same-sex partners, and creating gender neutral bathrooms and improving paternity leave for our employees in India; and

• Formed a new partnership with Women In Capital Markets in Canada to access new pools of diverse talent for our Asset Management business.

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Advancement of women and underrepresented groups in our workplace

We have an enterprise strategy to strengthen diversity, equity and inclusion. The strategy focuses on a series of actions that review and enhance our talent management practices, enrich our already collaborative and inclusive culture, and ensure our investments and participation in the community support our objectives.

Below is a list of some of the efforts we have made to support our aspirations for the advancement of women and underrepresented groups in our workplace.

• Recruitment - we require a gender, racially, and ethnically diverse slate of highly qualified candidates when we select leaders for executive officer and senior leadership positions. In situations where we are working with external executive search firms, one of the standard terms and conditions in our contracts is the requirement to present diverse and highly qualified candidate slates. We also apply a language analysis tool to our recruitment postings, to ensure our language is gender inclusive and an artificial intelligence résumé screening tool to minimize discrimination and bias while recommending top candidates.

• Inclusion Networks - we have 11 internal, voluntary, employee-led inclusion networks with more than 10,600 members across Sun Life. They share a common purpose: to foster a diverse, inclusive workplace by connecting members with a common cause or interest. Not only do these groups support Sun Life's organizational mission, values and practices, they enable the development of future leaders, increase employee engagement and provide a platform for community outreach. In other words, these groups make a positive impact on workplace culture, talent development and communities and causes outside the organization.

• Mentorship and Development Programs - we have a number of informal and formal mentor and mentee opportunities across our company. We have expanded our career coaching program in Canada and the U.S. and implemented a global mentorship framework to ensure consistency across our businesses.

• Community Involvement - we celebrate events such as International Women's Day and Pride Month and sponsor several charities and programs related to gender equality and advancing inclusion, especially for disadvantaged or marginalized communities such as:

- the Simmons Conference, the Women in Insurance STEM program, the Bentley University program for first-generation college students, the Right to Play and Kids Help Phone programs for Indigenous children and youth across Canada,

- the Foundation for Black Communities, serving Black communities across Canada, and

- the Dean Connor Sun Life Inclusion Scholarships for Black and Indigenous Students.

For more information on our community involvement, please see our Sustainability Report on our website (sunlife.com/sustainability).

• Building External Partnerships - we believe it is important to build key relationships with external partners that have the same aspiration to building diverse and inclusive communities that also enable us to establish relationships with diverse talent for future opportunities, including Bentley University's Center for Women and Business, and INDspire. For more information on our external partnerships, please see our Sustainability Report on our website (sunlife.com/sustainability).

• Employee Training - we offer diversity, equity and inclusion education seminars through our online learning resources as well as through internal, executive-led forums that focus on fostering mutual understanding, and encourage participants to get more comfortable having uncomfortable conversations and were the first insurance company to invest in Kaleidoscope by Hive Learning, a leading interactive digital inclusion program. Please see our Diversity, Equity and Inclusion Strategy 2025 on our website (sunlife.com/en/about-us/diversity-equity-and-inclusion/) for more information on our employee diversity, equity and inclusion training.

• Flexible Work Arrangements - our company continued to provide various additional support measures in order to attract and retain talent, including diverse talent. These include flexible work arrangements, myWellness or Care days to enable employees to manage their health and well-being, and support childcare, eldercare or other responsibilities.

• Monitoring Activities - we regularly monitor and review the number of women and underrepresented groups in executive and senior leadership positions through our annual talent review and succession planning process (see page 31), in order to help track our progress in eliminating potential barriers to advancement. One of the key metrics we review is the number of women and underrepresented groups in executive and senior leadership roles and in our management pipeline.

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• Compensation Analyses - at the conclusion of our annual performance management and compensation cycle, we analyze compensation levels across the organization, including the compensation of women holding executive officer and senior leadership positions, to help ensure fair and equitable treatment, free from bias. We also periodically review pay outcomes with a lens for employees that identify as members of underrepresented groups in addition to gender. For more information, please see our Sustainability Report on our website (sunlife.com/sustainability).

We pride ourselves on creating an inclusive and welcoming environment that encourages diverse perspectives, experiences, preferences and beliefs. Below are examples of how we have been recognized for our ongoing gender equality, diversity, equity and inclusion aspirations:

• we have been included in the Pax Ellevate Global Women's Index Fund (PXWEX) since 2014,

• we received Parity Certification by Women in Governance for our strong aspiration to gender equality in the workplace,

• in 2016 we signed the 100% Talent Compact pledge to move to closing the gender wage gap in Boston, and

• Sun Life U.S. was recognized as a top company for future leaders in the U.S. by TIME Magazine.

In 2023, recognized by Women Lead Here for the fourth year in a row. Published by the Globe and Mail, Report on Business magazine, Women Lead Here is an annual list that sets the benchmark for gender diversity in Canada.
Sun Life Global Solutions (SLGS) India was recognized as top 50 Best Workplaces for Women 2023 by Great Place to Work.
SLGS India was recognized as one of the 100 Best Companies for Women in India by Avtar and Seramount. SLGS India was also recognized in the “100 Best-Hall of Fame” category for being listed in five editions of the award.
Sun Life U.S. has been named one of America’s Best Employers for Diversity 2023 by Forbes.
Sun Life U.S. has been named a Top 25 Company Where Women Want to Work by Girls Club.
Sun Life U.S. was in the top ten of the Boston Globe’s 2023 Top Places to Work in the largest company category, marking the sixth consecutive year receiving a Top Places to Work recognition from the Boston Globe.
Sun Life U.S. was awarded a Top Places to Work recognition by the Baltimore Sun for the first time in 2023.
Sun Life U.S. also received 100% on the Corporate Equality Index by Human Rights Campaign Foundation, a national benchmarking survey that assesses LGBTQ equality in the workplace, for the 15th consecutive year.

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Aspirations for representation of women and underrepresented groups in executive officer positions

We hold ourselves accountable for delivering real change and we track our progress over time. We identify areas for improvement by benchmarking against external best practices and monitoring various indicators of DE&I.

We also provide workforce diversity data to leaders across Sun Life to help them analyze performance and keep us on track with our aspirations. This data includes how we are progressing on representation and engagement survey results related to inclusive behaviours that contribute most to company culture. Refer to our ESG Performance Tables (sunlife.com/content/dam/sunlife/regional/global-marketing/documents/ com/esg-performance-2023-e.pdf).

To address underrepresentation, we have aspirations to improve the representation of women leaders by setting an aspirational goal of gender parity at the Vice-President level and above globally by 2025 and an aspirational goal to reach 25% underrepresented groups at the Vice-President level and above in North America by 2025. The following shows the percentages of self-identified women and underrepresented groups who are senior management (Vice-President and above) of the company as of February 29, 2024.

Aspirational goals to address underrepresentation (by 2025)[1]	47-53% women in Vice-President (VP)+ roles (Global) IN PROGRESS 37.1% women 25% underrepresented groups[2] in VP+ roles (North America) IN PROGRESS 19.5%	3 5% Black employees in VP+ roles (Canada) IN PROGRESS 2% 13% Black/African American employees at each level (U.S.)[3] IN PROGRESS 7.9% in VP+ roles; 7.2% in AVP and Director roles; 15.3% in staff role

1 Vice-Presidents (VP) include Managing Directors at SLC Management.

2 individuals who self-identify as members of the Black, Indigenous, and/or People of Colour communities

3 U.S. refers to the U.S. Group Benefits, Dental and In-Force management business of Sun Life U.S. as reported by Sun Life Financial Group Inc.

The following chart shows the number and percentage of men and women who are executive officers (members of the Executive Team), direct reports of the President & CEO and senior executives of the company as of February 29, 2024. The executive officers are also officers of Sun Life Assurance.

Gender	Number of	Percentage of	Number of	Percentage	Number	Percentage
	Executive	Executive Team	President &	of President	of Senior	of Senior
	Officers	Members	CEO Direct	CEO Direct	Executives	Executives
			Reports[1]	Reports

Men	7	58.3%	7	53.8%	246	62.9%
Women	5	41.7%	6	46.2%	145	37.1%
Total	12	100%	13	100%	391	100%

1 President & CEO Direct Reports includes eleven Executive Officers, and two Senior Executives that report directly to the President & CEO.

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Sustainability

Our sustainability ambition is to maximize our positive impact and ensure the resiliency of our organization, in support of our Purpose of helping Clients achieve lifetime financial security and live healthier lives. We aim to create competitive advantage and differentiation for our business through the following focus areas of our sustainability plan: financial security, healthier lives, sustainable investing and climate change. These efforts build from our foundation of operating as a trusted and responsible business. This area represents table stake issues that we believe every company should act on. Our annual sustainability report and complementary web disclosures provide more information about our sustainability commitments and performance and is available on our website (sunlife.com/sustainability).

The Board uses reports from the Board Committee Chairs (detailed below), and other direct presentations by management and external experts, to decide the nature and extent of its input and to provide challenge, advice and guidance on the enterprise approach to sustainability and climate change (see also page 26). Our four Board committees have oversight over aspects of sustainability including climate change:

• the Governance, Investment & Sustainability Committee (GISC) of the Board assists the Board with its oversight of sustainability matters, including those related to climate. The GISC is responsible for reviewing and approving Sun Life's Sustainability Policy, overseeing progress against Sun Life's Sustainability Strategy and commitments (including decarbonization targets), reviewing and recommending Board approval of the annual Sustainability Report and the annual Chief Sustainability Officer plan, and overseeing the development and implementation of Sun Life's Climate Transition Plan. In addition, the GISC reviews any material issues related to sustainability raised by management throughout the year. In 2023, the committee was renamed and its Charter was updated to reflect its broad responsibility for overseeing sustainability-related matters, including Sun Life's sustainability strategy and the development of Sun Life's Climate Transition Plan.

• the Risk Committee of the Board assists the Board with enterprise-wide oversight of the management of current and emerging risks, which may include climate-related risks and, broadly, environmental risks. For more detail on the Risk Committee's role, refer to our annual MD&A available on our website (sunlife.com/ en/investors/financial-results-and-reports).

• the Audit Committee reviews environmental, social and governance (ESG) disclosures (including climate-related disclosures) required to be included in Sun Life's financial disclosure documents, and reviews management's quarterly reports on the effectiveness of Sun Life's internal controls over financial reporting, including any evolving standards over ESG disclosures. For more information on our climate- related disclosures, refer to our annual MD&A available on our website (sunlife.com/en/investors/ financial-results-and-reports).

• the Management Resources Committee provides oversight of our diversity, equity and inclusion strategy. For more information on our diversity, equity and inclusion at Sun Life, please see our Diversity, Equity and Inclusion Strategy 2025 on our website (sunlife.com/en/sustainability/trusted-and-responsible- business/fostering-dei/).

For 2023, Board approved the addition of a Sustainability modifier grants under the Executive Sun Share Unit Plan grants in 2023 and beyond. The modifier (+/- 10 percentage points) is based on our performance over three years against four sustainability goals. Goals include sustainable investment, gender and underrepresented ethnicity representation at executive levels and greenhouse gas emissions reduction in our operations.

We also continued to expand our dedicated group of climate experts responsible for integrating climate across our business. These responsibilities include: climate change risk, climate change performance, climate change strategy and program management.

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Building an effective Board

The Governance, Investment & Sustainability Committee is accountable for recruiting highly qualified candidates with the competencies, experience and characteristics required to drive effective governance and create sustainable value for Sun Life's stakeholders over the long term.

Board size

The Board reviews its size every year to ensure it will promote open dialogue and effective decision making, ensure the right caliber and scope of director expertise, allow for Board renewal and provide for effective committee membership. According to our by-laws, our Board can have a minimum of eight and a maximum of 20 directors. At its meeting held on February 7, 2024, the Board fixed the number of directors to be elected at the meeting at 11. All of the director nominees currently serve as directors. Directors are elected for a one-year term. The Board can appoint directors between shareholder meetings.

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Independence

The Board maintains a majority of independent directors to ensure it operates effectively and independently of management. All members of the Board's standing committees must be independent.	10 of 11 director nominees are independent.

A director is independent under our Director Independence Policy if they do not have a direct or indirect relationship with SLF Inc. that could reasonably be expected to interfere with their ability to exercise independent judgment. You can find a copy of our Director Independence Policy on our website (sunlife.com).

The Governance, Investment & Sustainability Committee evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 10 of the 11 are independent, and that all of the current members of the Audit Committee and Management Resources Committee meet the additional independence requirements set out in that policy for membership on those committees. Kevin D. Strain is not independent because he is our President & CEO.

Independent Chair of the Board

The roles of the Board Chair and the President & CEO are separate. The Board believes that this separation increases the effectiveness of the Board and facilitates enhanced oversight of management. Mr. Powers is our Board Chair and an independent director. Having an independent Board Chair promotes strong Board leadership, encourages open discussion and debate at Board meetings, and avoids potential conflicts of interest.

Private Meetings

The independent directors meet privately with the President & CEO and privately without management at each Board meeting. The Board Chair and committee chairs encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are made. The independent directors also routinely meet privately with the heads of key control functions at committee meetings (see committee reports pages 52 to 60).

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Selecting directors

Candidate Search	>	Board Chair and Chair of the Governance, Investment & Sustainability Committee identifies prospective candidates	>	Candidate interviews with the Board Chair, Committee Chairs, and the President & CEO	>	Governance, Investment & Sustainability Committee makes recommendation to the Board	>	Board Approval of New Candidate

The GISC, together with the Board Chair, have primary responsibility for identifying potential new directors and have adopted guidelines for director recruitment.

As part of the recruitment process, the GISC develops a preferred candidate profile that reflects the particular competencies, experience and other characteristics required to complement the existing Board profile, taking into account both current and future needs.

Candidates are identified through executive search firms and referrals. An evergreen list of prospective candidates is maintained, which is comprised of individuals who the committee feels may be appropriate as a Board candidate when a vacancy arises.

Because we believe that a diverse group of highly qualified directors produces better corporate governance and oversight, when recruiting candidates for appointment or election to the Board, the GISC:

• is committed to ensuring equitable and inclusive recruitment practices and will require search firms to identify and present highly qualified diverse and balanced slates of potential Director candidates, including women and members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities (underrepresented groups)1,

• will consider applicable legal and regulatory requirements; and

• will strive to create equity by ensuring candidates have equal access to opportunities, free of bias and discrimination.

The GISC will also consider the Board's representation aspirations for women and underrepresented groups on the Board (see page 40) when recruiting candidates. Executive search and background screening firms conduct reference and background checks on potential candidates. Suitable candidates are interviewed by the Board Chair, the committee chairs and the President & CEO. The committee receives input from all of these sources in connection with its recommendation to the Board for the appointment or nomination of a new director.

Every year the GISC recommends a list of candidates for nomination to the Board.

1 individuals who self-identify as members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities.

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Diversity and skills

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors in which we operate, and prepare for and actively participate in Board and committee meetings in an objective way. They must also understand the Board and committee charters and our corporate governance policies and practices, comply with our Code and meet our share ownership guidelines (see page 62). Directors have unrestricted access to management, as necessary, to carry out their responsibilities.

We have eight key attributes we expect of our directors when they carry out their duties:

Diversity

We believe that a diverse group of highly qualified directors produces better corporate governance and oversight, as such the Board has adopted a diversity policy that includes provisions on representation and diverse candidate slates. The objective of the Board's diversity policy is to ensure that the Board as a whole possesses diverse qualifications, skills, experience and expertise relevant to the company's business, in order to fulfil its mandate.

Effective implementation of the Board's diversity policy is the responsibility of the GISC and the Board Chair. See "Selecting directors" above for more information on how Sun Life ensures diverse candidates are considered as prospective Board members.

To ensure the Board's diversity aspirations are effectively implemented, the GISC assesses the effectiveness of the Board's diversity policy on an annual basis by:

• considering the level of diversity on the Board based on the above factors, which includes the consideration of the level of gender representation and representation of underrepresented groups1.

• progress towards the Board's aspirational representation goals for women and underrepresented groups1 on the Board, and

• whether its representation aims have been achieved or exceeded.

1 individuals who self-identify as members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities.

Governance	Management information circular 2024 | 39

Representation aspirations for women and underrepresented groups on the Board

The Board's diversity policy includes provisions relating to identification and nomination of women directors and underrepresented groups1. Taking into account the desired qualifications, skills, experience, expertise and the Board's aspirations for diversity, it aims to have:

• individuals self-identifying as men and individuals self-identifying as women each comprise at least 35% to 45% of directors; and

• members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities (underrepresented groups)1 collectively comprise 20% to 25% of directors.

Diversity of our Independent Director Nominees

As of the date of this Circular 5 out of our 10 (50%) independent director nominees1 and 3 out of our 4 (75%) current committee chairs self-identify as women, 3 out of our 10 (30%) independent director nominees2 self-identify as a member of an underrepresented group3 and combined with our representation of women, 8 out of 10 (80%) of our independent Board nominees will be diverse4. No directors have self-identified as Indigenous peoples or persons with disabilities.

Key competencies and experience

The GISC ensures at all times that the Board includes members with a broad range of business and strategic experience and expertise so that the Board is able to effectively carry out its mandate. On an annual basis, the GISC and the Board determine the key competencies and experience that they believe are necessary for the Board as a whole to possess in order to be an asset to the company and fulfil its responsibilities. These include the eight key attributes listed on page 39 and the specific competencies and experience listed in the following table (skills matrix) and described in the text that follows. The table below also shows the key competencies and experience that each independent director nominee has indicated they bring to the Board. Each such director nominee has also identified the principal areas of expertise that they possess and those are listed in the respective director nominee profiles on pages 17 to 23. The GISC reviewed the areas indicated by each nominee and the rationale provided for their respective selections and is satisfied that the nominees possess skills in those areas.

1 5 out of 11 (45%) of all director nominees self-identify as women

2 3 out of 11 (27%) of all director nominees self-identify as a member of an underrepresented group (one self-identifies as Chinese and two self-identify as South Asian).

3 individuals who self-identify as members of the Black, Indigenous, People of Colour, disabled and/or LGBTQ2+ communities.

4 8 out of 11 (73%) of all director nominees self-identify as women or belonging to an underrepresented group.

Governance	Management information circular 2024 | 40

	Deepak Chopra	Stephanie L Coyles	Ashok K Gupta	M Marianne Harris	David H Y Ho	Laurie G Hylton	Helen M Mallovy-Hicks	Marie-Lucie Morin	Joseph M Natale	Scott F Powers
Key Competencies and Experience
Finance, Accounting and Actuarial knowledge of and experience with complex accounting, actuarial and/or capital management issues	•		•	•	•	•	•
Insurance, Health and Wealth industry experience in insurance, re-insurance, asset management, wealth management and/or health to provide insight into operations, strategy and market factors			•	•			•			•
Risk Management knowledge of and experience with the identification of material risks, risk assessment, internal risk mitigation and controls, and risk reporting		•	•	•		•	•	•		•
Talent and Culture
experience guiding and championing a high performance culture, embedding human resources practices that attract, retain and develop a disproportionate share of top talent, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design	•	•	•	•	•	•	•	•	•	•
Client Needs, Sales and Distribution
experience in creating financial products for retail distribution, Client research or brand development and positioning; experience in overseeing sales forces and third-party distribution channels	•	•	•						•	•
International Business experience in a senior level role in an organization with operations in Asia or other international jurisdictions and experience working with different cultures	•	•	•		•		•	•	•	•
Government Relations/Policy experience in government relations or public policy	•	•	•	•				•	•
Leadership experience as a senior executive or director at a publicly traded company, with insight on the operations and governance of an organization of significant size and complexity	•	•	•	•	•	•	•	•	•	•
Corporate Strategy and Development experience in strategic planning and identifying and evaluating corporate development opportunities, including acquisitions, partnerships and joint ventures	•	•	•	•	•	•	•	•	•	•
Digital and Data/Analytics experience or knowledge relating to the cybersecurity, technology, digital and data/analytics needs and/or strategy for a major organization	•	•	•		•		•		•
Sustainability, Environmental, Social and Governance experience
in sustainability matters, climate change, environmental issues, social issues and/or corporate governance principles and practices in an organization of significant size and complexity		•		•					•

The GISC also reviews the membership of each committee annually to ensure each committee is comprised of members with the competencies and experience required to fulfil the committee's mandate.

Governance	Management information circular 2024 | 41

Orientation and development

Our orientation program for new directors includes informal introductory meetings with each Executive Team and Board member, formal information sessions, and a directors' manual with information about the company, the Board and its committees, Board administration, directors' duties, policies applicable to the directors, and future meeting schedules. The Board Chair matches new directors with an experienced Board member to act as a mentor by providing perspective and informal feedback and offering insights on Board culture and dynamics.

Formal information sessions cover the company's four business groups, each corporate function, our corporate strategy and financial objectives and are tailored to account for individual backgrounds, experience and the expected committee responsibilities. The Board Chair and committee chairs meet with new directors to discuss the role of the Board and Board committees in detail.

Directors are provided with an extensive list of upcoming outside professional development programs that may be of interest, which is updated throughout the year as new programs become available. The list includes governance, financial, compensation and industry topics. Directors can participate in these programs at our expense, as long as the Board Chair approves them in advance. As part of the annual assessment process Directors are asked to provide input on continuing education sessions that each Director would find valuable and this input is reflected in the Director education program.

Travel permitting, new directors attend site visits to each of the company's four business pillar locations over a two to three year period, primarily through the Board's annual strategic planning Board meeting in one of our four business pillar locations. The Board believes that these site visits enhance ongoing director education. All of the directors are members of the Institute of Corporate Directors in Canada and the National Association of Corporate Directors in the U.S., which provide continuing education for directors through publications, seminars and conferences.

In addition to attending sessions provided by the other Boards our Directors serve on, our Directors attended sessions in 2023 that were organized by third parties including:

• Actuaries for
  Transformational Change

• Age-well

• Air Products Board

• Amundi Institute

• Bennett Jones LLP

• Canadian Coalition for Good
  Governance (CCGG)

• Canadian Directors Network

• Canadian Imperial Bank of
  Commerce (CIBC) Global
  Capital Markets

• Canadian Institute for Advanced
  Research (CIFAR)

• Canadian Public
  Accountability Board

• Central Bank of Canada

• Central Intelligence Agency (CIA)

• Chatham House

• Compensation and Talent
  Governance Network (CTGN)

• Competent Board

• Corporate, Foundation, and
  Government Relations (CFGR)

• Deloitte LLP

• Deloitte Podium Club

• Ditchley Foundation

• Egon Zehnder International

• Ernst & Young

• Environmental, Social &
  Corporate Governance (ESG)

• Financial Times Live

• Global Risk Institute

• Government Professionals
  of Canada

• Great West Life

• Gresham College

• Hakluyt

• Hard Fork Podcast

• Hugesson Consulting Inc.

• Institute and Faculty of Actuaries

• Institute of Corporate Directors

• Journal of Engineering, Design &
  Technology (JEDT)

• JP Morgan

• KPMG International Cooperative

• Mercer

• McKinsey & Company

• Morgan Stanley

• Munk Debates

• OSFI

• Osler, Hoskin & Harcourt LLP

• Podium Club

• PricewaterhouseCoopers
  International Limited

• Public Sector Pension
  Investment Board

• Purpose Economy

• Scotia Bank

Governance	Management information circular 2024 | 42

In addition, we hold regular education sessions in conjunction with Board and committee meetings to give directors a deeper understanding of our businesses and operating environment, to address ongoing and emerging issues in the functional areas of Board oversight, and to encourage more in-depth discussion in specific areas. The table below lists the education sessions we organized for our directors in 2023.

Month	Topic	Audience/Committee[1]
February	Refreshed Economic Outlook	Board
February	Asset Management Panel Discussion	Board
February	Establishing an Appetite for Geopolitical Risk	RC
April	Financial Sector Turmoil - Perspectives and Actions	Board
April	Climate Change in Core Business	Board
May	Competitive Update and External Trends	Board
May	Market Trends in Executive Compensation	MRC
June	Panel Discussion on Generative AI	Board
August	Update on Cybersecurity: Security and Emerging Technologies	Board
August	Reporting under IFRS 17: Peer analysis, Observations and Insights	AC
September	Overview of Indigenous Peoples and Reconciliation in Canada	Board
September	Asset Management Compensation Practices	MRC
October	OSFI's New Supervisory Framework	Board
October	U.S. Political Environment	Board
October	The CRO's View of the Emerging and Top Risks	RC

1 The overall attendance rate of Board and committee members at these education sessions was 100%.

Governance	Management information circular 2024 | 43

Commitment and Tenure

Meeting attendance

The GISC reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of Board and committee meetings every year. A director who does not meet this attendance requirement in two consecutive years must, if requested by the GISC, offer to resign.

The table below shows the number of Board and committee meetings held in fiscal 2023 and the overall meeting attendance of the relevant members for that period. You can find the details about each director's meeting attendance in the director profiles beginning on page 17. From time to time unscheduled Board meetings may be called on short notice to consider mergers and acquisitions (M&A) transactions or other matters and one or more of our directors may be unable to attend these meetings due to the short notice. Where a director is unable to attend a meeting, feedback and questions based on meeting materials are directed to the Board Chair or the Chair of the applicable committee, as appropriate, to address at the meeting. All of the nominated directors attended the annual meeting in May 2023.

	Meetings	Attendance
Board	11	98%
Audit	7	100%
Governance, Investment and Sustainability	5	100%
Management Resources	8	95%
Risk	5	97%
Total number of meetings	36	98%

The table below shows the Board and committee meeting attendance in fiscal 2023 for Ms. Stymiest, who is not standing for re-election pursuant to our Board term limits. At our 2023 Annual Meeting Ms. Stymiest received 307,712,811 votes in favour of her appointment, with 6,989,419 votes being withheld.

	Meetings	Attendance
Barbara G. Stymiest
Board	11	100%
Audit	7	100%
Risk	5	100%

Governance	Management information circular 2024 | 44

Serving on other public company Boards and audit committees

The Board has a policy limiting the number of public company directorships that directors should hold. Directors who are employed full-time should hold no more than one other public company directorship and directors who are not employed full-time should hold no more than three other public company directorships.

The Board has also adopted a policy limiting the number of Board interlocks among our directors. This policy is intended to promote independence and avoid potential conflicts of interest. No more than two directors may serve together on the same Board of another public company, and directors may not serve together on the Boards of more than one other public company (each, an interlock), without the prior consent of the Governance, Investment & Sustainability Committee. Currently, Ms. Harris and Ms. Mallovy Hicks both serve on the Board of the Public Sector Pension Investment Board.

Directors are also required to notify the Board Chair, the Chair of the GISC, the President & CEO and the Chief Legal Officer prior to accepting a directorship on an additional public, private or not-for-profit board, to provide an opportunity for them to verify that the director continues to have the time and commitment to fulfil their obligations to the Board and to be satisfied that the director is in compliance with the above policies, including the impact of any public company or other interlocks and no real or apparent conflict of interest would result.

The NYSE corporate governance rules suggest that audit committee members should not serve on more than three public company audit committees. All of the current members of the Audit Committee comply with this standard.

Tenure

Our Director Independence Policy includes provisions on directors' tenure. Independent directors will generally retire from the Board after they have served for 12 years. The independent directors can waive this retirement requirement to allow a director to serve for up to three additional years if they unanimously determine that it is in the company's best interests to do so. Thereafter, the retirement requirement can be waived by the independent directors on an annual basis if they unanimously determine that it is in the company's best interests to do so. The Board does not have a mandatory retirement age for directors. Other mechanisms of Board renewal include the rigorous Board and committee assessments (see page 47), the evergreen list of prospective candidates (see page 37) and the annual review of the directors' skills matrix (see page 40).

The average tenure of the independent director nominees is 4.4 years.

Governance	Management information circular 2024 | 45

The table below shows the directors who are currently expected to retire or who will be required to retire under our director tenure provisions, unless waived, during the next three years, and the areas of expertise that they have indicated they bring to our Board.

Director	Retirement Year	Committee Memberships	Areas of Expertise
M. Marianne Harris	Tenure limit reached in May 2025	• Audit • Governance, Investment & Sustainability (Chair)	• finance, accounting and actuarial • insurance, health and wealth • talent and culture • public company • corporate strategy and development
Scott F. Powers	Tenure limit reached in May 2027	• N/A1	• talent and culture • client needs, sales and distribution • international business • leadership • corporate strategy and development

1 In his capacity as non-executive Chair of the Board, Mr. Powers attended committee meetings of the Board.

The President & CEO must resign from the Board when they retire or leave the company.

A director must tender a written offer to resign if they receive more withheld votes than for votes from shareholders in an uncontested election.

If requested by the Governance, Investment & Sustainability Committee, a director must tender a written offer to resign if:

• they have not attended at least 75% of Board and committee meetings for two consecutive years.

• their principal employment or other business or professional circumstances have changed materially.

Committee chairs are appointed annually. Generally, a director will serve as a committee chair for five years.

Governance	Management information circular 2024 | 46

Assessing the Board

The Board, Board committees and individual directors participate in an annual assessment process with the assistance of an independent consultant as needed. The last independent assessment process was conducted in 2021. As part of the 2023 assessment process, each of the Board members completed questionnaires to assess the Board, each of the Committees and the Committee Chairs and the Board Chair conducted interviews with each of the Board members, in each case with the objective of:

• providing the Board with insight into its functioning and effectiveness, including the performance of the Board, and the performance and leadership of the Board Chair and committee chairs in carrying out their mandates.

• identifying opportunities to enhance governance in ways that will have a direct impact on the company's performance and ability to meet its strategic and operational priorities.

• providing the Board insight into areas of individual director contributions in order to plan for future Board education, recruitment and succession planning.

• enhancing the working relationship among Board members and between the Board and management.

Feedback	Analysis	Outcomes

• all directors and certain senior executives completed written assessment questionnaires. • the Board Chair conducted follow up one-on-one interviews to elicit feedback.

• the Board Chair and
each Committee Chair
analyzed the feedback
from the questionnaires
and interviews for
discussion at the Board
and the Committees.

• the Chair of the
Governance, Investment &
Sustainability Committee
provided feedback to
the Board Chair on his
assessment results
and to discuss the
assessment reports.

• each committee
reviewed and discussed
their respective
committee reports.

• the Board Chair and
Committee Chairs
reviewed the assessment
results at the Board
and Committee
meetings in May 2023,
including themes and
recommendations
coming out of the
effectiveness review.

• the Board discussed
the assessment results
and recommendations
and identified priorities
and action items to
improve the effectiveness
of the Board.

• reports and interview
feedback are taken
into consideration
during the director
re-nomination process
and committee chair
appointment process.

Governance	Management information circular 2024 | 47

Shareholder engagement and communications

The Board believes it is important to have constructive engagement with the company's shareholders to allow shareholders to express their views. Sun Life has well developed practices to facilitate constructive engagement with its investor base. The table below outlines the key contacts and methods that shareholders can use to engage with Sun Life and access important information:

Board of Directors

The Board Chair or their designate may communicate from time to time with shareholders, regulators, rating agencies and corporate governance-focused coalitions in connection with governance-related matters, including the results of the annual advisory vote on executive compensation. All such communications are reported to the board of directors no later than its next regularly scheduled meeting. Shareholders can contact the Board Chair as indicated below under "Contacting the Board".

Senior Management

The President & CEO, the Chief Financial Officer, the Senior Vice- President, Capital Management & Investor Relations, and/or other senior management meet regularly with financial analysts and investors, and senior management has recently engaged with investors and other stakeholders on topics such as strategic direction, sustainability, diversity, equity and inclusion and engagement with Indigenous communities. Senior management of the company also engages with shareholders and other stakeholders through executive presentations and by way of special events and announcements. Shareholders can contact senior management as indicated below under "Contacting Investor Relations" and can refer to our Investor Relations website at: sunlife.com/Global/Investors for more information on upcoming presentations and engagements.

Investor Relations

Investor Relations provides shareholder resources including analyst coverage information, financial strength ratings, annual financial information and governance and sustainability practices information. Shareholders can contact Sun Life's Investor Relations as indicated below under "Contacting Investor Relations".

Shareholder Services

Our Shareholder Services team focuses on serving the needs of individual shareholders of the company and engages with our shareholders either directly or through our transfer agent, on matters related to annual meeting materials, dividend payments, tax receipts and the management and escalation of shareholder inquiries and complaints. In addition, our Shareholder Services team proactively operates asset reunification programs from time to time to find lost shareholders entitled to unclaimed shares and dividends. Shareholders can contact SLF Inc.'s Shareholder Services team or its transfer agent as indicated below under "Shareholder contacts".

Live Broadcasts

Management conducts live webcasts of quarterly earnings release conference calls which are accessible to the shareholders and other interested parties, and the company's annual meeting of shareholders may also be viewed by webcast and shareholders may ask questions through the webcast.

Governance	Management information circular 2024 | 48

Contacting the Board

Shareholders and other interested parties can contact the directors and the company directly to give feedback:

Board of Directors

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email: boarddirectors@sunlife.com

Contacting Investor Relations

Investor Relations

Sun Life Financial Inc.

1 York Street, 29th Floor

Toronto, Ontario, Canada M5J 0B6

Email: investor.relations@sunlife.com

Disclosure policy

The Board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, MD&A, earnings news releases, the annual information form and this Circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The Governance, Investment & Sustainability Committee receives a report annually on the status of compliance with and effectiveness of our disclosure and securities trading policy and the policy is reviewed on a regular basis to determine whether revisions are required to respond to legal and regulatory developments, to reflect changes in the business environment or internal operations or to enhance governance.

The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (sunlife.com). Our Code is also available on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/edgar).

Corporate governance document	Review cycle
Board of Directors charter and committee charters	Annually
Position descriptions for directors, including the Board Chair and the committee chairs	Annually
Statement of Corporate Governance Policies and Practices	Annually
Director Independence Policy	Annually
Code of Conduct	Annually, in-depth review at least every three years
Board Diversity Policy	Annually
Director Recruitment Guidelines	Annually

Governance	Management information circular 2024 | 49

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

For shareholders residing in Canada	For shareholders residing in the U.S.

TSX Trust Company	Equiniti Trust Company, LLC
301-100 Adelaide Street West	PO Box 860
Toronto, ON, Canada, M5H 4H1	Newark, New Jersey 07101 U.S.

Phone: Canada: 1-877-224-1760	Phone: U.S.: 1-877-224-1760
International: 1-416-682-3865	International: 1-416-682-3865

Email: sunlifeinquiries@tmx.com	Email: sunlifeinquiries@tmx.com

Additional contact information for other regions is available at sunlife.com/en/investors/shareholder- services/shareholder-contacts/.

For other shareholder inquiries, please contact: Shareholder Services

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email: shareholderservices@sunlife.com

Governance	Management information circular 2024 | 50

Shareholder proposals

We did not receive any shareholder proposals for consideration at the meeting. We received one shareholder proposal for consideration at the 2023 annual meeting, which received 269,449,009 (85.7%) votes against, 43,251,918 (13.7%) votes for and 1,911,816 (0.6%) votes withheld. Shareholder proposals for our 2025 annual meeting must be sent to us in writing. We must receive them by 5:00 p.m. (Toronto time) on December 16, 2024 to consider including them in our management information circular for the 2025 meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Email: boarddirectors@sunlife.com

Mail: 1 York Street, 31st Floor

 Toronto, Ontario, Canada M5J 0B6

Our policy on proxy access

Under the Board's proxy access policy, qualifying shareholders may submit one or more director nominations to be included in the Circular and form of proxy and ballot for any annual meeting. To make a nomination, qualifying shareholders must, prior to the deadline for submitting shareholder proposals above, submit a nomination notice in the required form. The policy has the following principal features:

• one or more nominating shareholders (up to a maximum of 20) may nominate up to the greater of two directors and 20% of the Board.

• nominating shareholders must collectively own at least 5% of the company's common shares.

• nominating shareholders must have held their shares for at least three years.

• the proposal will be included in the company's Circular, form of proxy and ballot for the annual shareholders' meeting.

• nominating shareholders may include a statement of up to 500 words in support of their candidates.

A copy of the policy is available on our website (sunlife.com).

Alternatively, in accordance with section 147 of the Insurance Companies Act (Canada), shareholders holding in the aggregate not less than 5% of the company's shares for the minimum period of time set out by the Insurance Companies Act (Canada) may submit a formal proposal for individuals to be nominated for election as directors in accordance with the specified procedures to be followed.

Our advance notice by-law

Our by-laws specify that a shareholder who wishes to nominate an individual for election as a director at an annual meeting must provide between 30 and 65 days advance notice to the company. The notice to the company must include information about the nominee, including age, address, principal occupation, the number of SLF Inc. shares owned or controlled, and any other information that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for the election of directors. The notice must also include information about the nominating shareholder, including ownership or control of, or rights to vote, SLF Inc. shares and any other information that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for the election of directors. The company may require additional information to be provided, including information to comply with requirements of OSFI relating to the suitability of directors and potential changes to the Board.

The advance notice provisions described above do not apply to nominations made by or on behalf of the Board or by shareholders pursuant to shareholder proposals, requisitioned meetings, or through our proxy access policy which have separate requirements and deadlines. In addition, in the case of a special meeting at which directors are to be elected, a shareholder's notice of a nomination must be provided not later than 15 days after the date of the special meeting is announced.

Governance	Management information circular 2024 | 51

Committee reports

The Board's four standing committees are:

• Audit Committee

• Governance, Investment & Sustainability Committee

• Management Resources Committee

• Risk Committee

The Board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed at least annually and updated as required. All standing committees are comprised entirely of independent directors as defined in our Director Independence Policy.

The committees meet prior to Board meetings at which the annual business plan and our annual and quarterly financial results are reviewed and approved, and at other times as required or appropriate.

The Board Chair and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration or follow-up at prior meetings. The committees hold private meetings with individual members of management, including the heads of key control functions at the beginning and/or end of each meeting, discuss reports prepared by management, and then meet in private at the end of each meeting. Each committee chair reports to the Board on the committee's deliberations and any recommendations that require Board approval.

Governance	Management information circular 2024 | 52

Audit Committee (AC) Report

The members of the AC are satisfied with the committee's mandate and that it met the terms of its charter in 2023.

Oversees

The AC is responsible for assisting the Board in overseeing the integrity of financial statements and related information provided to shareholders and other stakeholders, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, and assessing the qualifications, independence and performance of the external auditor. Management is responsible for preparing our consolidated financial statements and the reporting process. Deloitte is responsible for auditing our annual consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S., and the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board in the U.S.

Members	• Barbara G. Stymiest (Chair) • Deepak Chopra • M. Marianne Harris • Laurie G. Hylton • Helen M. Mallovy Hicks

2023 meetings	• Met 7 times in 2023. • Met without management present at each meeting. • Met in private with each of Deloitte, the Chief Financial Officer (CFO), the Chief Auditor and the Chief Actuary regularly.

100% independent	• All AC members are independent.

100% financially literate

• All AC members are “financially literate” as defined in the rules of the Canadian Securities Administrators and U.S. Securities and Exchange Commission(SEC) and standards of the NYSE.

• Mr. Chopra, Ms. Mallovy Hicks, Ms. Hylton and Ms. Stymiest are Audit Committee Financial Experts as defined by SEC rules and have the accounting or related financial management experience required under the rules of the NYSE.

Governance	Management information circular 2024 | 53

2023 Highlights

Financial Reporting and Internal Control

✓ reviewed our principal accounting and actuarial practices and policies and management's accounting estimates and judgments with management and Deloitte.

✓ received regular updates on IFRS 17 and 9 implementation.

✓ reviewed the following documents with management and Deloitte, and recommended them to the Board for approval: annual consolidated financial statements, quarterly unaudited consolidated financial statements, MD&A and earnings news releases on our annual and quarterly results.

✓ reviewed disclosures in the MD&A in line with the recommendations of the TCFD.

✓ considered emerging industry, regulatory and accounting standards and the possible impact on the company's principal accounting practices and policies, including the use of non-IFRS measures and other reporting changes under IFRS 17 and 9.

✓ reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls.

✓ reviewed reports from management on approaches to sustainability reporting, talent, and Finance technology infrastructure.

✓ reviewed and recommended to the Board for approval amendments to the internal control framework.

✓ reviewed updates on tax matters.

✓ reviewed an independent third party actuarial peer review of 2022 year-end policy liabilities, and an update on recommendations in the peer review.

✓ reviewed quarterly reports from the Chief Actuary on method and assumption changes and management actions and their impacts.

✓ received reports from management's disclosure committee on its review of core disclosure documents.

Internal Audit The Chief Auditor reports on a functional basis to the AC chair

✓ reviewed the scope of the 2024 Internal Audit plan with management and the Chief Auditor, and approved the budget and staffing resources proposed for executing the plan and recommended the plan to the Board for approval.

✓ reviewed reports on Internal Audit's talent strategy and resource augmentation plans.

✓ reviewed quarterly reports from the Chief Auditor on audit activities, findings and recommendations and the adequacy and effectiveness of internal control, risk management and governance processes across the first and second lines of defence.

✓ reviewed the Internal Audit Mandate and was satisfied with the independence of the Internal Audit function.

✓ reviewed the results of the internal Audit Quality Assurance Program.

External Auditor

✓ conducted the annual evaluation of the external auditor and recommended their re- appointment to the Board for approval.

✓ reviewed and accepted the independence of the external auditor, and reviewed and approved the restricting use of external auditor policy.

✓ reviewed and approved the overall scope of the annual audit plan and necessary resources and recommended the plan to the Board for approval.

✓ reviewed and approved the scope and terms of the external auditor's engagement and eviewed and recommended their engagement letter and remuneration to the Board for approval.

✓ reviewed the results of audits and opinion of the external auditor with respect to our financial statements, including areas identified as significant audit risks, having significant management judgment, and other notable matters.

✓ received updates from the external auditor on impact of IFRS 17 implementation, key areas of focus during the course of implementing IFRS 17, insurance contract liabilities, addressing climate change, disclosures and emerging risks.

Governance, Resourcing and Talent

✓ reviewed reports from the Chief Compliance Officer on compliance matters within the committee mandate, including compliance with the Code and whistleblowing program.

✓ received updates on litigation matters.

✓ reviewed and approved the mandates of the CFO, the Chief Auditor, and the Chief Actuary and their functions organizational structures, reviewed the appropriateness of resources and assessed the effectiveness of their functions.

✓ reviewed the succession plans for the CFO, the Chief Auditor, and the Chief Actuary reviewed and approved the annual objectives of the CFO, the Chief Auditor, and the Chief Actuary and assessed their annual performance.

Governance	Management information circular 2024 | 54

Governance, Investment & Sustainability Committee (GISC) Report

The members of the GISC are satisfied with the committee's mandate and that it met the terms of its charter in 2023.

Oversees

The GISC is responsible for assisting the Board in overseeing: (i) the development of effective corporate governance guidelines and processes, including those addressing the effectiveness of the Board and its committees and director succession planning and recruitment, (ii) Sun Life's Investment Plan and investment performance, including investment practices, procedures and controls related to the management of the general fund investment portfolio; (iii) sustainability matters including Sun Life's Sustainability Policy, Sustainability Strategy (including the development of Climate Transition Plan), Sustainability Report and Chief Sustainability Officer Plan; and (iv) compliance and compliance management programs, including compliance with legal and regulatory requirements, the identification and management of compliance risks and the development of policies and processes to sustain ethical behaviour. The Committee also serves as the conduct review committee of Sun Life in accordance with applicable provisions of the Insurance Companies Act (Canada).

Members	• M. Marianne Harris (Chair) • Deepak Chopra • Stephanie L. Coyles • David H. Y Ho

2023 meetings	• Met 5 times in 2023. • Met without management present at each meeting. • Met in private with each of the Chief Compliance Officer and the Chief Investment Officer quarterly.

100% independent	• All members of the GISC are independent.

2023 Highlights

Corporate Governance Guidelines and Processes

✓ reviewed corporate governance developments and recommended to the Board approval of our statement of corporate governance policies and practices.

✓ reviewed and recommended to the Board approval of our policies regarding Board diversity and director independence.

✓ reviewed and recommended to the Board updates to the Board and committee charters and approval of position descriptions for the Board Chair, Committee Chairs and Directors.

✓ reviewed subsidiary governance activities, policies and processes and acted as conduct

✓ review committee for certain federally-regulated subsidiaries.

Board Effectiveness, Orientation and Education	✓ reviewed and recommended to the Board the process for assessing the effectiveness of the Board and its Committees. ✓ received feedback on the orientation program for directors.

Board Composition, Succession and Recruitment

✓ reviewed and recommended the appointment of one new director to enhance the diversity, skills, experience and expertise on the Board and complement the existing Board composition.

✓ reviewed the director recruitment guidelines and directors' skills matrix.

✓ assessed the independence of directors and reviewed and made recommendations to the Board relating to Board and committee composition.

✓ reviewed and recommended approval of the management information circular, voting policyholders booklet, forms of proxy and the annual information form.

Governance	Management information circular 2024 | 55

2023 Highlights

Sustainability (you can find our Sustainability Report on our website (sunlife.com/ sustainability))

✓ reviewed reports on our sustainability strategy, initiatives, and practices.

✓ reviewed and recommended to the Board approval of Sun Life’s 2024 Chief Sustainability Officer Plan and annual Sustainability Report.

✓ received reports on net zero greenhouse gas emissions targets, upcoming regulatory changes and human rights.

✓ received an annual report on our philanthropic program.

✓ renamed the committee the Governance, Investment & Sustainability Committee.

✓ reviewed climate-related matters, including the plan to develop an enterprise Climate Transition Plan.

✓ reviewed shareholder proposal received by Sun Life, oversaw related engagement process and recommended to shareholders that they vote against the proposal.

✓ reviewed Sustainability-related engagement with stakeholders and provided guidance on related engagement.

Investments

✓ reviewed investment strategy, actions and performance for the general account and the company’s asset management businesses.

✓ reviewed reports on significant investment transactions.

✓ reviewed reports on the Sun Life Asia investment management plan.

✓ received presentations and updates on real estate assets, private fixed income and mortgages asset classes.

✓ received reports from the Chief Credit Risk Officer on market outlook, including investment risks and credit events impacting the company’s asset portfolio.

✓ discussed investment strategy and reviewed and recommended to the Board approval of the annual investment plan.

Oversight of Compliance

✓ received regular reports from the Chief Compliance Officer on Compliance risk assessments, Compliance risk controls assessment, key compliance matters, including compliance with applicable laws and regulations, anti-money laundering, market conduct, business conduct, privacy and anti-bribery and anti-corruption.

✓ reviewed and approved the annual Compliance plan.

✓ received updates on key regulatory developments and key regulator interactions.

✓ reviewed policies and programs to monitor compliance with legal and regulatory requirements.

✓ received an annual report from Internal Audit as to the effectiveness of the company’s anti-money laundering and anti-terrorist financing controls.

Ethics & Conduct Review/Related Party Transactions

✓ received reports on the Code of Conduct program, whistleblowing and ethical conduct.

✓ reviewed the effectiveness of the company’s procedures and practices to ensure compliance with regulations relating to related party transactions.

Resourcing and Talent

✓ reviewed and approved the mandates of the Chief Investment Officer and the Chief Compliance Officer and the organizational structures of their functions, reviewed the appropriateness of resources and assessed the effectiveness of their functions.

✓ reviewed the succession plans for the Chief Investment Officer, Chief Legal Officer, Chief Sustainability Officer and the Chief Compliance Officer.

✓ reviewed and approved the annual objectives of the Chief Investment Officer and Chief Compliance Officer and assessed their annual performance.

Governance	Management information circular 2024 | 56

Management Resources Committee (MRC) Report

The members of the MRC are satisfied with the committee's mandate and that it met the terms of its charter in 2023.

Oversees

The MRC is responsible for assisting the Board with oversight of succession planning for senior executive positions and programs to effectively attract, retain, develop and reward employees. It provides guidance to management on advancing the talent agenda to achieve strategic objectives and foster Sun Life’s culture. The MRC reviews incentive designs and governance of material incentive programs against alignment with business objectives and avoiding excessive risk taking. The MRC reviews the implications of key enterprise risks, including people and culture risks pertaining to compensation design and human resources practices. In addition, the MRC reviews compensation matters, including the remuneration of executives who have a material impact on the risk exposure of the company.

Members	• Stephanie L. Coyles (Chair) • Ashok K. Gupta • David H. Y. Ho • Marie-Lucie Morin • Joseph M. Natale

2023 meetings

• Met 8 times in 2023.

• Met without management present at each meeting.

• Met in private at each quarterly meeting with each of the Executive
Vice-President, Chief People and Culture Officer and the independent compensation consultant.

100% independent	• All members of the MRC are independent.

2023 Highlights

Succession and Appointments

✓ conducted an in-depth review of succession options for senior management positions and reviewed development plans for succession candidates with added attention to Executive Team succession and operating model and with a lens towards ensuring diversity and equity are addressed.

✓ recommended the appointment of the Vice-Chair, Strategic Partnerships, who started in 2023, and the appointment of the new President of Sun Life Asia, who will transition into the role in 2024.

Talent Development, Employee Engagement and Performance Culture, and Workforce Diversity, Equity & Inclusion

✓ reviewed the talent pipeline strength, methodology, metrics and results.

✓ reviewed the talent development strategy, including introduction of a new Sun Life Executive Development.

✓ discussed employee relations and engagement matters.

✓ reviewed the results of employee culture and engagement surveys and the major themes that require action.

✓ reviewed values and the work on culture including building a high performance culture.

✓ reviewed progress against our diversity, equity and inclusion strategy, including an update on gender pay equity, pay equity for diverse employee groups and diversity aspirations.

✓ monitored the human resources risk dashboard and reviewed trends, including employee well-being and engagement, productivity and innovation for the future of work, and inclusivity.

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2023 Highlights

Executive Compensation

✓ recommended to the Board appropriate compensation for the President & CEO based on our corporate performance, progress on our strategic objectives, and CEO’s personal and his leadership in 2022.

✓ reviewed compensation recommendations for the Corporate Executive Vice-Presidents, Business Group Presidents, control function heads and other Material Risk Takers and Select Executive Management.

✓ Reviewed and approved annual, long-term ,and equity incentive design in the context of business and talent strategies and our compensation principles, including alignment with shareholder interests.

✓ reviewed assessment updates related to 2023 payouts under AIP and LTI plans.

✓ recommended to the Board for approval the AIP targets for 2024 and salary budgets for 2024.

✓ reviewed and approved executive compensation policies and programs, including retirement and benefit arrangements.

✓ reviewed the application of our compensation principles.

✓ received and considered the implications of reports from the independent executive compensation advisor, including reports on market trends in executive compensation, ESG metrics in incentive plans and long-term incentive modifications, peer review on realizable compensation of the President & CEO.

✓ working with the GISC, approved sustainability metrics and goals for 2023 grants under the Sun Share plan in connection with the new sustainability modifier approved in 2022.

✓ reviewing M&A transactions compensation design and the continuing evolution of compensation design as the asset management business continues to mature and grow.

Retirement Plan Governance	✓ reviewed an annual assessment of worldwide retirement and savings plans and related governance policies.

Governance and Risk

✓ reviewed and considered market trends and key issues in executive compensation and governance, including asset management compensation trends, ESG metrics in incentive plans, evolution of Client metrics, quantum of CEO pay, pay-for-performance analysis, gender pay equity, and peer group analysis.

✓ met with the Chief Risk Officer to review risk performance and management for consideration in compensation assessments.

✓ considered the implications of key risks (including human resources risks) across the enterprise on compensation programs and human resources practices.

✓ reviewed the design, approval and governance of material incentive programs to ensure they do not encourage excessive risk taking, as well as an overview of the design and operation of all compensation plans.

✓ reviewed key aspects of asset management compensation practices.

✓ reviewed and recommended the Board approve a new standalone clawback policy that enhanced the misconduct and financial restatement provisions in our existing policy.

Resourcing and Talent

✓ reviewed and approved the mandate of the Executive Vice President, Chief People and Culture Officer, reviewed the succession plan, appropriateness of resources and the organizational structure of the function.

✓ reviewed and approved the annual objectives of the Executive Vice-President, Chief People and Culture Officer and assessed her annual performance.

✓ evaluated the independence, appointment and terms of engagement for the independent compensation advisor.

Governance	Management information circular 2024 | 58

Risk Committee (RC) Report

The members of the RC are satisfied with the committee's mandate and that it met the terms of its charter in 2023.

Oversees

The RC’s primary functions are to assist the Board with oversight of the management of current and emerging risks enterprise-wide, and of the risk management function to ensure that management has in place programs, policies, processes and controls designed to identify and effectively manage the significant risks to which the Company is exposed and has sufficient capital to underpin those risks. It reviews and approves all risk management policies and reviews compliance with those policies. In addition, where the Board has delegated risk oversight to other committees of the Board, the RC provides the Board with an integrated view of oversight of risk management across all Board committees. The RC regularly monitors the Company’s risk profile to ensure it is within the agreed risk appetite and that the Company’s capital position exceeds regulatory capital requirements, and monitors and recommends to the Board for approval, the specific risk limits allocated to the businesses and the annual Capital Plan.

Members	• Ashok K. Gupta (Chair) • Helen M. Mallovy Hicks • Laurie G. Hylton • Marie-Lucie Morin • Barbara G. Stymiest • Joseph M. Natale

2023 meetings	• Met 5 times in 2023. • Met in private with the Chief Risk Officer regularly and without management present at each meeting.

100% independent	• All members of the RC are independent.

2023 Highlights

Risk Management

✓ reviewed the emerging and top risks facing our business activities and the controls being applied to mitigate risks, including discussions on the resiliency of the overall enterprise and the associated evolution of the risk framework.

✓ received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends, including political/geopolitical risks.

✓ received quarterly reports from Internal Audit on the effectiveness of controls within the business and risk function and Internal Audit’s annual opinion on risk governance.

✓ reviewed and recommended Board approval of amendments to the Risk Management Framework and Risk Appetite Policy, and periodically reviewed and approved amendments to policies for the management and control of risk.

✓ reviewed reports on compliance with risk policies, including risk limits, and monitored related management actions.

✓ reviewed risk monitoring programs and quarterly reports on risk monitoring activities, including those related to risk appetite, asset liability management risk, product risk, investment and market risks, operational risks and insurance risks to ensure the risk profile remained within the risk appetite.

✓ reviewed regular reports on information security matters and cyber security risks.

✓ reviewed reports on vendor cyber risk management and third party incidents.

✓ reviewed reports and received presentations on areas related to accounting and interest rate benchmark changes including: the dynamics of LICAT under IFRS 17, evolution of risk appetite under IFRS 17, IFRS 17 asset liability management actions and the transition away from the LIBOR reference rate to transaction-based alternative reference rates.

✓ reviewed reports and plans to further develop business thinking on the management of uncertainties and the interconnectedness of global, macro risks.

✓ reviewed and approved a revised stress test which better captures the dynamic nature of the risk environment.

✓ reviewed quarterly stress testing reports including future considerations for macroeconomic and recession related stress scenarios.

✓ reviewed and recommended Board approval of an updated recovery plan that describes the potential actions Sun Life could take in periods of severe stress.

Governance	Management information circular 2024 | 59

2023 Highlights

✓ reviewed specific risk reports to provide an integrated view of the oversight of risk management programs to the Board, including.

• risk considerations under the company’s business plan.

• risk considerations in the strategic plan at its annual strategy session.

Capital, Liquidity & Treasury Management

✓ reviewed quarterly reports on the capital and liquidity position of the company.

✓ reviewed quarterly with management our current and forecasted capital position and financial strength along with sensitivities to certain market conditions, and made recommendations to the Board about allocation of capital, dividends, share repurchases, debt and security issuances/redemptions.

✓ reviewed local capital ratios and dividends on a quarterly basis.

✓ reviewed quarterly updates on capital market trends, including cost of new issues, current coupon levels and interest coverage and leverage ratios.

✓ reviewed and recommended to the Board approval of the annual capital plan.

✓ reviewed and recommended to the Board approval of authorizations related to credit facilities and the issuance of debt securities, class A shares and common shares of SLF Inc. into the Canadian market.

✓ reviewed and recommended Board approval of amendments to the Capital Risk Policy and Capital and Liquidity Management Framework.

✓ received reports on historical and current sources and uses of capital and key drivers influencing capital generation in the business and a report on management’s target operating capital ratio outlining the purpose of the ratio, how calculated, tracked and monitored.

✓ reviewed capital allocation by business unit.

✓ reviewed the results of Financial Condition Testing (FCT) and the company’s own risk and solvency assessment (ORSA) and recommended to the Board approval of internal and operating capital targets in accordance with OSFI guidelines.

Resourcing and Talent

✓ reviewed and approved the mandate for the Chief Risk Officer and organizational structure, reviewed the appropriateness of resources and assessed the effectiveness of the risk function.

✓ reviewed the succession plans for the Chief Risk Officer.

✓ reviewed and approved the annual objectives of the Chief Risk Officer and assessed his annual performance.

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Director compensation

Compensation discussion and analysis

Our philosophy, approach and process

We have two primary compensation objectives:

• to align directors' interests with the interests of our shareholders

• to fairly and competitively compensate directors in order to attract well qualified Board members.

The Board's philosophy is to compensate directors fairly for the time and effort required to fulfil their responsibilities and contribute to the effective leadership and direction of the enterprise.

We compare the target pay for our directors (excluding the Board Chair and the President & CEO) against the total compensation (annual retainer and meeting fees) paid to directors of financial services sector peers. We determine the median pay for the "typical director" at other financial institutions by reviewing publicly available information from our peer group (see below). We calculate the amount that a typical director at each financial institution would receive in a year assuming an equal number of Board and committee meetings at each institution and an equal number of committee memberships for each director. We also benchmark the total compensation paid and trends in director compensation using a broad survey of the public companies included in the TSX60. Typically we assess the competitiveness of our directors' compensation program every two years.

We benchmark pay for the Board Chair against the compensation paid to the chairs of companies in our peer group. The median total compensation among peer Board chairs is used as a baseline to assess the competitiveness of the Board Chair's compensation. The Governance, Investment & Sustainability Committee also considers other qualitative factors when making recommendations to the Board on the Board Chair's compensation.

Our peer group is made up of five major Canadian banks and nine North American insurance and asset management companies.

We selected these companies as peers because they are leading financial services and asset management organizations in North America that we believe recruit director candidates with similar skills and experience as we seek.

• Bank of Montreal • CIBC • RBC • The Bank of Nova Scotia • The Toronto- Dominion Bank • Equitable Holdings • Great-West Life	• Lincoln National • Manulife Financial • MetLife • Principal Financial Group • Prudential Financial • T. Rowe Price • Unum Group

The GISC considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to our peer group and makes recommendations to the Board.

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Program structure

Directors receive an annual retainer, committee retainers and travel fees for serving on the Boards of SLF Inc. and Sun Life Assurance. The cost is shared equally between the two companies. Directors are also reimbursed for travel and other expenses they incur to attend our Board and committee meetings. Committee chairs receive an additional retainer because of their increased responsibilities.

Directors receive a portion of their annual Board retainer in DSUs pursuant to our Deferred Share Unit Plan (see below). The Board Chair receives a separate annual retainer that includes a portion in DSUs (see below). He is also reimbursed for travel and other expenses he incurs while carrying out his duties as Board Chair. He does not receive travel fees.

Mr. Strain does not receive any director compensation because he is our President & CEO. Details regarding Mr. Strain's compensation can be found in the Executive Compensation section of this Circular beginning on page 65.

Directors' Compensation

The Governance, Investment & Sustainability Committee (GISC) reviews director compensation every two years. In 2022, the GISC retained Meridian Compensation Partners (Meridian), an independent compensation consultant, to provide a competitive review of our director compensation program. Meridian used data from our peer group and data from constituents in the TSX60 Index. Based on Meridian's analysis the GISC recommended, and the Board approved, a $50,000 increase to the total compensation for the directors, including the Board Chair, with an increase to the minimum required to be taken in DSUs for directors from $120,000 to $160,000, and for the Board Chair from $220,000 to $245,000.

The table below shows the directors' compensation structure for 2023:

2023 Director Compensation	Amount ($)
Board Chair's retainer	490,000[1]
Directors' retainers	275,000[2]
Committee chairs' retainers	45,000
Committee members' retainers	10,000
Travel fees	1,500 - 3,000 / meeting[3]

1 $245,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.

2 $160,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.

3 Travel fees are (i) $1,500 when travel time for a round trip was two to six hours and (ii) $3,000 when travel time for a round trip was six hours or more.

Directors can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of SLF Inc. acquired on the open market. Directors cannot redeem their DSUs until they leave the Board. All DSU awards are paid out in cash. For information on the material terms of the Deferred Share Unit Plan see page 92.

Except for the Deferred Share Unit Plan, independent directors do not participate in the company's stock option plan or any other equity-based or incentive compensation arrangements.

Director Share ownership guidelines

We believe it is important for our directors to have a significant stake in the company to align their interests with those of our shareholders.

Directors (other than Mr. Strain) must own at least $805,000 (7x the cash portion of the independent director base retainer) in common shares and/or DSUs where such amount shall be achieved by directors who joined the Board on or after December 31, 2022 within five years of joining the Board. Directors who joined the Board prior to that date shall have one additional year to achieve the increased ownership requirement. Directors may not engage in equity monetization transactions, including pledges or hedges involving securities of SLF Inc. (see page 80).

As President & CEO, Mr. Strain has separate share ownership requirements which are described on page 80.

Director compensation	Management information circular 2024 | 62

Share ownership

The table below shows the common shares and DSUs each director (other than Mr. Strain) held as of February 29, 2024 and February 28, 2023, the portion of their base retainer they chose to receive in common shares or DSUs (excluding the portion of the annual Board retainer that is automatically paid in DSUs) and the percentage of total annual Board retainer received in common shares or DSUs.

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met (✓) or value ($) required to meet guideline[1]	Portion chosen as common shares or DSUs (%)[2]	Total received in common shares or DSUs (%)[3]
Deepak Chopra	2024	250	11,535	11,785	849,463	✓	100	100
	2023	250	6,622	6,872	453,140	351,860	100	100
	Change	0	4,913	4,913	396,323
Stephanie L. Coyles	2024	13,700	18,692	32,392	2,334,815	✓	0[4]	58[4]
	2023	12,800	15,094	27,894	1,839,330	✓	0[4]	58[4]
	Change	900	3,598	4,498	495,485
Ashok K. Gupta	2024	1,481	24,358	25,839	1,862,475	✓	100	100
	2023	1,481	18,226	19,707	1,299,480	✓	100	100
	Change	0	6,132	6,132	562,995
M. Marianne Harris	2024	7,044	61,758	68,802	4,959,248	✓	100	100
	2023	6,735	54,104	60,839	4,011,724	✓	100	100
	Change	309	7,654	7,963	947,524
David H. Y. Ho	2024	227	11,779	12,006	865,392	✓	100	100
	2023	227	6,721	6,948	458,151	346,849	100	100
	Change	0	5,058	5,058	407,241
Laurie G. Hylton	2024	0	2,474	2,474	178,326	626,674	0	58
	2023	0	0	0	0	805,000	0	58
	Change	0	2,474	2,474	178,326
Helen M. Mallovy Hicks	2024	425	9,532	9,957	717,701	87,299	100	100
	2023	425	4,751	5,176	341,305	463,695	100	100
	Change	0	4,781	4,781	376,396
Marie-Lucie Morin	2024	1,200	5,929	7,129	513,858	291,142	13	64
	2023	1,200	2,608	3,808	251,100	553,900	13	64
	Change	0	3,321	3,321	262,758
Joseph M. Natale	2024	0	4,056	4,056	292,356	512,644	100	100
	2023	0	0	0	0	805,000	100	100
	Change	0	4,056	4,056	292,356
Scott F. Powers	2024	975	42,709	43,684	3,148,743	✓	75	87
	2023	975	34,302	35,277	2,326,165	✓	80	90
	Change	0	8,407	8,407	822,578
Barbara G. Stymiest	2024	5,000	67,852	72,852	5,251,172	✓	100	100
	2023	5,000	60,180	65,180	4,297,969	✓	90	96
	Change	0	7,672	7,672	953,203

1 The director share ownership guidelines were revised in 2022 to increase the share ownership guideline effective January 1, 2023 from $735,000 to $805,000 in common shares and/or DSUs.

2 For the portion of their retainer that directors are not required to receive in DSUs, the % reflects the amount of compensation that director has elected to receive in common shares or DSUs that can otherwise be received in cash.

3 Reflects the total % of their retainer that directors received in common shares or DSUs (optional and required amounts).

4 Ms. Coyles used 100% of her after tax director income to purchase common shares of the company on the open market.

The closing value of our common shares on the TSX was $72.08 on February 29, 2024 and $65.94 on February 28, 2023.

Director compensation	Management information circular 2024 | 63

Compensation details

Director compensation table

We paid a total of $3,612,681 to the directors of SLF Inc. and Sun Life Assurance in 2023, compared to $2,758,297 in 2022.

Name	Fees earned ($)	Share- based awards[1] ($)	Travel fees ($)	Option- based awards[2] ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation[4] ($)	Total ($)
Deepak Chopra	-	295,000	3,000	-	-	-	-	298,000
Stephanie L. Coyles	142,500	187,500	3,000	-	-	-	-	333,000
Ashok K. Gupta	-	330,000	12,000	-	-	-	-	342,000
M. Marianne Harris	-	330,000	3,000	-	-	-	-	333,000
David H. Y. Ho	-	295,000	12,000	-	-	-	-	307,000
Laurie G. Hylton	135,000	160,000	9,000	-	-	-	-	304,000
Helen M. Mallovy Hicks	-	295,000	3,000	-	-	-	-	298,000
Marie-Lucie Morin	100,000	195,000	12,000	-	-	-	-	307,000
Joseph M. Natale	-	264,681	3,000	-	-	-	-	267,681
Scott F. Powers	49,000	441,000	-	-	-	-	-	490,000
Barbara G. Stymiest	17,000	313,000	3,000	-	-	-	-	333,000
Total	443,500	3,106,181	63,000					3,612,681

1 Independent directors do not participate in the company's stock option plan.

2 This includes DSUs awarded in 2023, including both mandatory DSUs as well as DSUs elected to be received by the directors in lieu of cash fees.

The Insurance Companies Act (Canada) requires that an insurance company's by-laws set a maximum amount of remuneration that may be paid in aggregate to all directors for their services during a fixed period of time. Directors receive an annual retainer, committee retainers and travel fees for serving on the Boards of SLF Inc. and Sun Life Assurance. The cost is shared equally between the two companies. By-law No. 1 of the Company currently sets that amount at $2,600,000 and the by-laws of Sun Life Assurance also set that amount at $2,600,000, for an aggregate limit of $5,200,000 between the two companies.

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Executive compensation

This section discusses our approach to executive compensation, how we make decisions, the different components of our programs, what we paid our NEOs in 2023 and the rationale for our decisions. Management prepared the compensation discussion and analysis, and compensation details provided below on behalf of the Management Resources Committee (MRC). It was reviewed and approved by the MRC and our Board. The executive compensation disclosure includes non-IFRS measures. Additional information concerning these measures is available in Section M - Non-IFRS measures in our 2023 MD&A, which is incorporated by reference in this section. Our 2023 MD&A has been filed with securities regulators in Canada and with the SEC and available at sunlife.com, sedarplus.ca and sec.gov/edgar. All figures are in Canadian dollars unless stated otherwise.

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Letter to shareholders

To our fellow shareholders:

At Sun Life, we care deeply about our Clients and helping them achieve lifetime financial security and live healthier lives. Each year, guided by our Client Impact Strategy, we set ambitious strategic and financial goals to drive positive outcomes for our Clients and create value for our shareholders. Recognizing the breadth of positive impact the company can have on the communities in which we operate, we have also embedded sustainability goals in our annual and long-term plans. The Board is pleased with Sun Life's and management's performance in 2023, including progress made advancing our strategic priorities and financial results.

Our Purpose and Ambition

Our Purpose is to help our Clients achieve lifetime financial security and live healthier lives.

Our Ambition is to be one of the best asset management and insurance companies in the world.

At the core of our compensation philosophy is the belief that attracting and retaining great talent within a strong, high-performance culture is critical to the achievement of long-term, sustainable growth. Every year, a critical focus for the Committee is providing oversight of the total compensation process, including the design, goal setting, performance monitoring, and oversight of final recommendations. Our plans are regularly assessed against Financial Stability Board (FSB) principles and good governance practices. We apply a rigorous process to review business and incentive outcomes and ensure true pay-for-performance and alignment to shareholder objectives. We consider input from the Chief Risk Officer and an independent, expert advisor to ensure appropriate challenge is in place. We are pleased that our approach to date has received strong shareholder support. At our last AGM, 95.6% voted in favour of our compensation program. We value your input and encourage you to continue to exercise your "say on pay" in 2024.

In this letter and the following pages, we aim to provide the information you need to understand our approach to executive pay, including an overview of 2023 company performance. Beyond pay, the Committee is also actively involved in overseeing a broader talent and succession agenda. We close off this note by highlighting other key areas of focus for the Committee last year, and a look ahead on planned actions to continue to effectively attract, retain, motivate, and reward our people.

2023 Company Performance Highlights

2023 was a year of strong performance. The Board is pleased with management's execution of strategic priorities and delivery of financial results.

Advancing 2023 Key Strategic Priorities

Within our four company pillars, we made good progress building scale, expanding digital solutions, creating value through acquisitions and partnerships, and executing on our health strategy. Our commitment to positive, sustainable impact is infused in our approach, including taking actions to reach underserved groups and support their path to achieving financial security and living healthier lives.

Within Asset Management, we rounded out our portfolio of companies by completing the acquisition of a 51% interest in Advisors Asset Management, Inc. (AAM), a leading independent U.S. retail distribution firm. By year-end, AAM was distributing both BentallGreenOak (BGO) and Crescent Capital Inc. products. This cross-SLC Management collaboration adds scale to the distribution of our investment products and, along with our strategic partnership with Scotiabank, unlocks opportunity to meet the growing demand for alternative assets among High-Net-Worth investors.

2023 Key Strategic Priorities

1. Think and act like a digital company.

2. Realize synergies between asset management and insurance businesses.

3. Build scale and capabilities through M&A and strategic partnerships.

4. Deliver on our health strategy in Canada, the U.S., and Asia.

n Canada, we added complementary capabilities in the health arena by acquiring Dialogue Health Technologies Inc. (Dialogue), Canada's premier health and wellness virtual care platform. We also launched the Lumino Health™ Pharmacy, a new online pharmacy app, and invested in its underlying technology platform, Simpill Health Group Inc. (Pillway). These actions strengthen and

Executive compensation	Management information circular 2024 | 66

expand our health business and ability to support Canadians in managing their health journey, preventing and mitigating health risks, and living healthier lives.

In the U.S., through DentaQuest, we expanded access to quality oral health care, including for those in underserved areas, by opening new care practice offices, extending our partnership with Teledentistry.com, and expanding our use of mobile dental clinics. We now support approximately 36 million members across the country.

In Asia, we continued to execute on our growth strategy by investing in strategic partnerships and establishing digital leadership. We successfully launched our 15-year exclusive bancassurance partnership with Dah Sing Bank in Hong Kong and increased our strategic investment in Bowtie Life Insurance Company Limited, Hong Kong's first virtual insurer. We also introduced eSunPro, a new digital health care service platform to assist Clients from diagnosis to treatment to recovery.

In addition to creating positive impact for Clients and communities, we believe in delivering on our Purpose and priorities internally. We are proud that Corporate Knights named Sun Life as one of the Global 100 Most Sustainable Corporations for the 15th year in a row. We are also pleased that we continue to receive recognition as a Great Place to Work®, with certifications in eight countries and special recognition as a great workplace for mental health, women, and technology.

Delivering Financial and Client Performance

In our annual incentive plan (AIP), 75% of funding is based on performance versus financial goals and the remaining 25% is driven by performance versus target on key Client goals.

Key Financial Results

This is our first year reporting financial results under the new IFRS 17 and 9 accounting standards - one of the largest and most complex transitions in Sun Life's history. To support year-over-year comparison, 2022 financial results are shown restated on an IFRS 17 basis.

Notwithstanding an environment of economic and geo-political complexities and challenges, reported earnings per share (EPS) and return on equity (ROE) increased meaningfully year-over-year. Underlying EPS, a measure that adjusts for factors such as differences between actual and expected market movements, was up over 10%. Sales in our Group Health & Protection and Individual Protection businesses grew significantly, while wealth sales & asset management gross flows declined due to market uncertainty. Our results highlight the resilience of our diversified business mix and geographic footprint. We also benefited from our capability to execute and create momentum in our acquisitions and partnerships. Our Canada, U.S., and Asia businesses contributed strong earnings performance, partially offset by MFS Investment Management, where performance was impacted by the decline in average net assets. SLC Management recorded positive net inflows and growth in fee-related earnings. See the summary table and our 2023 MD&A for more details.

Basis	Measure	2023	2022[1]	Year-over-year Change
Reported	Net Income	$3,086 million	$2,871 million	7.5%
	ROE	14.7%	14.5%	Up 0.2 percentage points
	Earnings per Share	$5.26	$4.89	7.6%
Underlying	Net Income[2]	$3,728 million	$3,369 million	10.7%
	ROE[2]	17.8%	17.0%	Up 0.8 percentage points
	Earnings per Share[2]	$6.36	$5.75	10.6%

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	Value	Year-over-year Change
Wealth sales & asset management gross flows	$174 billion	-12%
Group - Health & Protection sales	$2,942 million	15%
Individual - Protection sales	$2,491 million	41%
Global assets under management (AUM)	$1,400 billion	6%

1 2022 results are presented under an IFRS 17 basis. Note restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in our 2023 MD&A.

2 Underlying net income, underlying ROE, and underlying EPS are non-IFRS measures, are not standardized financial measures under the financial reporting framework used to prepare our financial statements and may not be comparable to similar financial measures disclosed by other issuers. See Section M - Non-IFRS measures in our 2023 MD&A.

Key Client Results

Our strategic priorities are designed to drive our Client Impact strategy and generate positive, longer-term Client outcomes. In our annual incentive, we measure our annual performance against key Client experience goals, including customer satisfaction (CSAT) and key Client business outcomes. In 2023, our CSAT results were mixed across business areas. Globally, we improved year-over-year but we missed our target. We are listening closely to Client feedback to inform actions to improve the experience going forward. Performance on key Client business outcomes was generally above target. We made good progress, for example, across multiple business areas in enhancing experience in digital channels - leveraging technology to make applications, onboarding, and interactions easier for Clients.

2023 Compensation Highlights

With consideration to the company's 2023 performance, the Board, on the recommendation of the Committee, approved the following annual and long-term incentive decisions.

Annual Incentive Plan

In AIP, our financial performance is measured against goals established in our annual business plan. With the IFRS 17 transition, management and the Board acknowledged some uncertainty in setting 2023 business plan targets. Financial and AIP results were monitored throughout the year and at mid-year, the Board approved an increase in earnings targets for the AIP. Incorporating this increase:

• AIP total company performance factor, including for CEO and CFO, is 131% (page 113).

• Annual incentive business group performance factors, including for NEO business group Presidents, range from 108% to 137% (page 113).

• Based on our principles and consistent with our approach in prior years, these scores include an adjustment to ensure we are rewarding appropriately for performance and delivering a fair and reasonable result. This year a negative adjustment of 9 percentage points (pp) was applied to moderate cumulative, positive impacts on earnings and growth results versus business plan that do not reflect underlying business performance or to mitigate unforeseen positive impacts resulting from transition to the new accounting standard. (page 114).

Our above target total company AIP funding of 131% reflects strong performance on reported and underlying earnings and growth, and mixed results on Client measures. Additional details on the use of discretion in compensation plans can be found on page 80.

Long-term Incentive Plan

For the 2021 grant vesting in 2024, performance in our Executive Sun Share Unit Plan is based on absolute and relative total shareholder return (TSR) over a five-year period. Our five-year annualized TSR is 13.2% and ranks in the second quartile among global insurance competitors.

• Sun Share performance factor of 89% (page 88). No discretion was applied.

• NEOs have 25 - 75% of their total long-term incentives delivered in performance-based, at-risk Sun Shares (page 85).

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Our below target Sun Share performance factor is driven by outcomes in recent years when, relative to traditional insurance peers, Sun Life benefited less from rising interest rates and was more sensitive to equity market volatility given that a higher share of earnings is derived from asset management businesses.

Overall, we assess that our incentive plans delivered rewards consistent with our annual results and long- term, relative performance. We continue to ground our decisions in the principle of pay-for-performance based on a rigorous assessment of the delivery of strategic and financial objectives.

2023 CEO Performance and Compensation

When determining compensation for the CEO, we consider target compensation set with the inputs of market data, business and individual performance versus annual strategic and financial goals, funding under the compensation plans, and results in the broader context of Client, employee, and shareholder experience. The Board's assessment of the CEO's performance includes consideration of results versus short, medium, and long-term goals, as well as broader strategic, sustainability and financial performance. Our process seeks input from the CEO through a self-assessment as well as feedback from the executive team and all Board members. The Committee considers the Board's performance assessment, reviews compensation history and market information, and seeks input from our independent advisor in making a compensation recommendation to the Board.

Following the review, the Committee recommended, and the Board approved, actual 2023 total direct compensation (TDC) for Mr. Strain of $10,508,000, $858,000 above his target of $9,650,000 and $1,518,000 above 2022 actual TDC. 2023 annual incentive compensation was awarded at $2,358,000, reflecting the 131% total company performance factor and a 120% individual performance multiplier, which was 57% above target and 38% above 2022 actual.

In addition, the Committee recommended, and the Board approved, target TDC of $11,000,000 for Mr. Strain in 2024, $1,350,000 above 2023, with the increase delivered in a combination of annual- and long- term incentives to reflect a market competitive pay mix and align to shareholders interests. We believe the compensation awarded to Mr. Strain appropriately reflects his growth and performance in the President & CEO role, leadership in executing on our strategy, and long-term value delivered, as well as competitive pay levels. Additional details on Mr. Strain's compensation can be found on page 97.

Committee Focus in 2023

In addition to compensation matters, the Committee provided guidance on a broad range of topics to advance the talent agenda.

Given Sun Life's strength resides in our ability to build great talent now and for the future, the Committee focused attention on management's leadership development activities, including the launch of a new Sun Life Executive Development program. We reviewed and applied appropriate challenge to succession plans and key talent moves throughout the year. We regularly discussed potential talent, culture, and behaviour risks, including assessing data on attrition, engagement, and manager effectiveness.

We also believe our culture is an incredible asset to the company and a source of differentiation. As a result, the Committee provided oversight in the codification of Sun Life's unique, Client-focused, caring culture. We provided guidance in the articulation of Sun Life values, behaviours, beliefs, and mechanisms used to reinforce our desired culture. Our culture definition captures characteristics we wish to preserve, such as prudent, long-term risk management, and our bold aspirations for the future in empowering performance excellence.

Our future-of-work includes enhancing the strength of our hybrid-work model while ensuring growth and mentoring of our talent. We discussed management's strategy to provide state-of-the-art physical workspaces as well as flexibility and choice to work where one can best meet Client and business needs. We reviewed data-based assessments to ensure our hybrid approach is supporting our ability to achieve our business, productivity, and talent goals.

In 2023, the Committee provided oversight on compensation design in support of the Dialogue acquisition, with consideration to practices in the health technology sector. Given the growth and evolution of SLC Management, the Committee met with an external expert to understand unique practices to attract, motivate, and retain talent in the alternative asset management industry. Compensation strategy and design for SLC Management was reviewed to ensure alignment to business strategy and market practice.

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Looking Ahead to 2024

In 2023, we introduced annual and long-term incentive plan changes to reinforce our strategic focus on Clients, capital management, and sustainability. In particular, we embedded strategic sustainability aspirational goals into our Sun Share plan performance factor. This includes advancing sustainable investing, building resilience to climate change, specifically reducing greenhouse gas emissions in our operations, and operating as a trusted and responsible business, specifically increasing gender and racial diversity at senior management levels. Throughout the year, we monitored market trends and reviewed our plans. We are maintaining a consistent AIP and Sun Share design for 2024, as we believe the changes introduced in 2023 continue to reflect our business strategy and incent performance in alignment with our Purpose and culture.

In 2024, we will undertake a review of share ownership requirements (SOR). Our current SOR require our CEO and NEOs to have minimum ownership of 10x and 5x salary, respectively. In 2016, we introduced a unique personal actions requirement focused on long-term holding of common shares and deferred share units and excluding ownership achieved through Sun Share grants. We strongly believe in ensuring our senior leaders are aligned with investor experience of short, mid and long-term performance, as well as creating a longer-term ownership mindset for senior leaders. We will review market trends and best practices and explore opportunities to further strengthen our approach.

More broadly, we will continue driving our strategies to develop the next generation of leaders, embed our unique culture, and establish new ways of working, including amplifying our priority to think and act like a digital company. We are confident with our Client Impact strategy, empowered culture, and digital mindset, we will fuel long-term sustainable growth and deliver on our Purpose and Ambition: to be one of the best asset management and insurance companies in the world.

Once again, we appreciate your feedback and invite you to contact us at boarddirectors@sunlife.com.

Sincerely,

Stephanie L. Coyles	Scott F. Powers
Chair, Management	Chair of the Board
Resources Committee

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Compensation discussion and analysis

2023 compensation decisions and approvals

We evaluate our business performance to assess whether our targets set at the beginning of the year remain appropriate, whether external perceptions of our performance are consistent with the calculated results from our formulae, and the extent to which delivered results could represent one-off events. When determining 2023 AIP payouts, unique circumstances in each business group were considered and negative discretion was applied to ensure final AIP outcomes aligned with the overall performance of each business. Use of discretion is described on page 80.

Mr. Strain's salary is not changing for 2024, while his long-term incentive grant and AIP target have increased. The other NEOs have received increases to their total target compensation for 2024. LTI awards are forward looking and recognize the critical role our executives play in providing leadership, managing risk and driving achievement of our ambitious goals for Clients and shareholders. The final payout of these awards depends on the long-term value delivered to stakeholders.

As disclosed in last year's management information circular, 2023 salaries, AIP targets, and LTI grants were approved and executed in February 2023. 2023 actual incentive outcomes reflect a range of business and individual performance, in alignment with our compensation principles. We describe annual incentive plan business results on page 114.

The table below summarizes the 2023 compensation decisions for the individuals who are our NEOs for 2023. We describe the plans, payouts and new grants in more detail starting on page 81.

Named Executive Officer	Annualized salary (000s)		Annual Incentives (000s)			Long Term Incentives (000s)
						Sun Shares		Options		SLC Management Phantom Units
			Actual	Target		Value Vested / Paid (2021 grant)	Value Granted	Value Exercised	Value Granted	Value Vested / Paid (2021 grant)	Value Granted
	2023	2024	2023	2023	2024	2024	2024	2023	2024	2024	2024
Kevin D. Strain President & Chief Executive Officer	1,000	1,000	2,358	1,500	2,000	3,100	6,800	2,530	1,200	-	-
Manjit Singh EVP & Chief Financial Officer	650	650	1,258	800	800	5,167	2,210	-	390	-	-
Stephen C. Peacher President, SLC Management	US 750	US 750	US 2,124	US 1,500	US 1,500	US 721	US 1,138	US 1,419	US 488	US 1,865	US 1,625
Daniel R. Fishbein President, Sun Life U.S.	US 600	US 600	US 1,118	US 900	US 900	US 1,372	US 2,338	US 263	US 413	-	-
Jacques Goulet President, Sun Life Canada	600	600	1,541	900	900	2,391	2,550	2,631	450	-	-

In December 2023, we announced Mr. Singh will become the new President of Sun Life Asia in 2024.

Summaries of performance for each NEO that formed the basis for compensation decisions start on page 96.

The value of the 2021 Sun Share awards paid in 2024 reflects the change in share price, accumulated dividends and application of the 89% performance factor. See page 89 for details about the performance factor for Sun Share awards (the "performance factor"). Below-target payouts on long-term incentives granted in 2021 were based on Sun Life's absolute and relative total shareholder return compared to a peer group of Canadian banks and North American insurers over the performance period.

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Changes for 2024

Management Resources Committee

The MRC conducted its annual review of our compensation programs and approved a change to mix of vehicles in which NEOs receive long-term incentive compensation. The MRC continues to monitor changes to the AIP and Executive Sun Share Plan announced last year and made in the context of the transition to the new accounting standards (International Financial Reporting Standard (IFRS) 17 and 9) effective January 1, 2023 and the evolving external environment. No additional changes were recommended, with our plans well aligned to business strategy and aligning executives with the interests of our Clients and shareholders.

The MRC also approved an enhanced, standalone Clawback Policy (the "new Clawback Policy") covering the recoupment of compensation in the case of financial restatement and misconduct.

Executive Team Long-term Compensation Mix:

For 2024, Executive Team (ET) member long-term compensation mix will change from 25% stock options and 75% performance share units (PSUs) to 15% stock options and 85% PSUs. For Mr. Peacher, the 2024 LTI mix is 15% stock options, 35% Sun Shares, and 50% SLC Management Phantom Units. The change was made with consideration to market trends, which show declining use of stock options, extending the life of our stock option reserve, and ensuring continued pay-for-performance. Stock options are one means to acquire shares when vested, exercised and held and we believe meaningful, sustained ownership is critical to ensure executives are aligned with the investor experience over the long term.

New Clawback Policy:

In late 2022, the U.S. Securities and Exchange Commission (SEC) finalized a set of proposed rules (the "SEC Clawback Policy Rules") requiring companies listed on U.S. stock exchanges to implement a "clawback policy" for the recovery of incentive-based executive compensation received by current or former executive officers if the company must restate its financial statements. Companies must publicly file their clawback policy and disclose how they have applied the policy, if applicable. These rules apply to Sun Life as a foreign private issuer on the New York Stock Exchange.

Sun Life adopted the new Clawback Policy, which went into effect November 1, 2023. The new Clawback Policy, which was based on Sun Life's existing compensation recovery approach (the "old Clawback Policy") and updated to comply with all requirements under the SEC Clawback Policy Rules, continues to cover recoupment of compensation for all employees in the case of misconduct including circumstances with material impact to reputation. The new Clawback Policy was filed with the SEC as required under the SEC Clawback Policy Rules.

Share Ownership Requirement:

Ensuring long-term alignment between executives and shareholders is one of our core compensation principles. One way we achieve alignment is through our SOR which include minimum ownership levels and personal ownership requirements, achieved through purchasing shares or allocating AIP to Deferred Share Units (DSUs). In 2024, we will review our share ownership requirements considering market trends and best practices, and further strengthen our approach as appropriate. For share ownership and share retention requirements, see page 80. A summary of current share ownership is outlined on page 92.

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Comparing shareholder value to executive compensation

The graph below compares the cumulative value of $100 invested in Sun Life shares for the five years starting on December 31, 2018 with the value of $100 invested in each of two indices, the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index, for the same period, assuming dividends were reinvested. The graph also shows total compensation, as outlined in the summary compensation table on page 106, for the NEOs (limited to the CEO, CFO and the next three highest paid NEOs for each year) as a dollar value and indexed to 100 over the same period.

2023 total compensation for NEOs* reflects previously disclosed target changes made in February 2023, 2023 AIP outcomes across our businesses, and the Canada-U.S. exchange rate.

Over five years, Sun Life's returns have outpaced our NEO total compensation growth, and are above the two indices listed. For more information on the alignment between CEO pay and shareholder value, see page 97.

Year ended December 31	2018	2019	2020	2021	2022	2023
SLF Inc.	100	136	135	174	163	186
S&P/TSX Composite Index	100	123	130	162	153	171
S&P/TSX Composite Financials Index	100	121	123	169	153	174
NEO Total Compensation Index	100	90	100	128	115	111
Total compensation of top-5 paid NEOs (millions)*	$31.0	$27.8	$31.0	$39.7	$35.8	$34.6

*For 2021, includes Kevin Strain and excludes Dean Connor.

Cost of management ratio

The cost of management ratio below expresses total compensation, as outlined in the summary compensation table for the top five most highly paid NEOs as a percentage of underlying net income attributed to shareholders. This table shows that the cost of management ratio is in line with recent years.

Cost of management ratio	2019	2020	2021	2022	2023
Total Compensation of top-5 paid NEOs (millions)*	$27.8	$31.0	$39.7	$35.8	$34.6
Underlying net income attributed to shareholders (millions)**	$3,057	$3,213	$3,533	$3,369	$3,728
Cost of management ratio	0.9%	1.0%	1.1%	1.1%	0.9%

*For 2021, includes Kevin Strain and excludes Dean Connor.

** IFRS 17 and IFRS 9 were adopted on January 1, 2023 and results in 2022 were restated, see Note 2 of the 2023 consolidated financial statements.

Results earlier than 2022 are shown on an IFRS 4 and IAS 39 basis.

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Compensation philosophy and approach

What we do

Take a principles-based approach

• Manage compensation design and decision-making within a set of guiding principles.

• Ensure our compensation practices align with Financial Stability Board (FSB) Principles for Sound Compensation Practices and their Implementation Standards.

• Benchmark compensation against peer companies.

Align compensation with our strategy and long-term shareholder value

• Provide incentive to achieve strategic business priorities, such as our focus on Clients and sustainability.

• Align pay with shareholder experience over the short, mid and long-term.

• Align our LTI programs to pay based on a mix of absolute and relative metrics.

• Maintain a SOR and share retention policy, including a direct ownership requirement.

• Consider shareholder feedback through annual "say on pay" and other channels.

Pay for performance

• Pay senior executives with a focus on results-based, formulaic at-risk pay (at risk compensation as a percentage of target pay: 90% for the CEO and 79% for the Executive Team).

• Define performance measures in the AIP that reflect value added for stakeholders, and are based on individual and company/business group performance.

Manage risk and ensure sound governance

• The Chief Risk Officer makes an annual presentation to the MRC on the key enterprise risks and their relationship to compensation.

• Manage pay mix so that more senior roles have a significant portion of their compensation deferred, much of it tied to multi-year performance.

• Regularly audit our compensation programs, including reviews against the FSB Principles and Standards.

• Stress-test the designs of our incentive plans to ensure a robust understanding of possible outcomes.

• Directly link performance targets in the AIP to the annual business plan approved by the Board and aligned with Sun Life's risk framework.

• Use both absolute and relative performance metrics.

• Ensure Risk, Compliance and Control considerations are considered prior to payouts via a modifier that is neutral to negative, and can be applied to lower the overall business result to zero if appropriate.

• Make LTI contingent upon compliance with post-retirement shareholding requirements.

• Apply compensation clawbacks as appropriate, in accordance with the new Clawback Policy.

• Retain external independent expert advice at the Board level, including regular in-camera sessions.

• Incorporate caps on payouts in all non-sales compensation plan designs and, where appropriate, sales compensation plan designs. Payouts under some plans are designed as a maximum % of financial measures (e.g., earnings).

• Require a Code of Conduct declaration and monitor compliance for all employees.

What we don't do

No excessive perquisites / no "grossing up"

No encouraging excessive risk-taking

No repricing or backdating of stock options

No hedging or pledging of equity awards

No single-trigger change of control agreements

No multi-year guarantees

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Compensation principles

Our approach to compensation is guided by five principles for designing compensation programs that:

align to our business strategy, such as our focus on Clients and shareholders	provide incentive to meet strategic business priorities	support fairness for all employees, and reward top performance	are simple and clearly communicated	ensure alignment with the investor experience of short, mid and long-term performance and create a longer-term ownership mindset for senior leaders

How we ensure alignment

The following are four ways we ensure our pay and performance are aligned with shareholder interests:

1. at-risk pay (including variable and deferred compensation) accounts for 90% of total compensation paid to our CEO and 79% for the other Executive Team members.

2. performance measures in the AIP that reflect value added for stakeholders through earnings, growth, and progress on key Client outcomes across the enterprise that drive shareholder value creation.

3. performance targets in the annual and long-term plans that are based on the business plans approved by the Board and aligned with the company's risk framework.

4. absolute and relative shareholder returns that are reflected in our Executive Sun Share program.

Our approach to setting compensation

Benchmark against peer companies

• On average, we target compensation at the median (or middle) of pay levels of peer companies and benchmark target total compensation to ensure the target market position for each role is appropriate.

• We align perquisites, benefits and pension arrangements with the median of practices among peer companies. The value of these benefits does not fluctuate significantly with business or individual performance.

Pay for performance

• At the end of the year, we adjust the actual pay based on achieving both business and individual performance goals. If we deliver superior performance above target, that will result in pay above target market position (in aggregate, the median of the market). Performance below expectations will result in pay below target market position.

Align with Sun Life's strategy

• We use a formal decision-making process that incorporates assessment of performance and value added for shareholders and Clients, benchmarking against peers, independent advice, an annual decision- making cycle and the use of Board discretion when appropriate.

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Compensation governance

Management Resources Committee involvement and composition

The MRC oversees compensation design and outcomes, focusing on programs that are considered material to the company. The MRC and Board exercise oversight over the compensation programs at MFS Investment Management through approval of the annual salary budget, bonus pool and long-term equity awards.

Composed entirely of independent directors, MRC members have direct experience related to executive compensation, succession planning and risk management. Collectively, they have the expertise required to make decisions on executive compensation and governance.

For the full MRC mandate and 2023 highlights see pages 57 to 58. The profiles of all directors are contained in the section on director nominees starting on page 16. Additional committee-specific information relevant to MRC members is provided below.

• Stephanie L. Coyles, Chair of the MRC was Chief Strategic Officer at LoyaltyOne from 2008 to 2012 and a partner at McKinsey & Company Canada from 2000 to 2008. Ms. Coyles has expertise in governance, risk management, and talent and culture, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design. She previously served on Corus Entertainment Inc.'s human resources and compensation committees from 2021 to 2023 and its corporate governance committee from 2023 to January 2024, and served on the human resources committee of Hudson's Bay Company from 2019 to 2020.

• Ashok K. Gupta has 40 years of experience in the insurance and financial services industry in the U.K., holding a number of senior executive, advisor and actuarial positions. He was an advisor to the Group Chief Executive Officer of Old Mutual plc from 2010 to 2013, Operating Partner of the Pearl Group plc (now Phoenix Group Holdings plc) from 2004 to 2009, Chief Executive Officer of Kinnect of Lloyd's of London from 2001 to 2004, and Head of Group Strategy of CGU plc (now part of Aviva plc) from 1997 to 2000. Mr. Gupta is currently Chairman of EValue Ltd., and Chair of Mercer Limited, Chair of its nominations committee and non-executive director of its remuneration committee. He also served on the remuneration committees of JPMorgan Discovery Trust plc from 2013 to July 2023 and Old Mutual Wealth Management Limited (now Quilter PLC) from 2013 to 2014. These roles had responsibility for executive compensation and executive development.

• David H. Y. Ho is Chairman and Founder of Kiina Investment Limited. He was previously a senior advisor for Permira Advisors LLC from 2010 to 2018 and Chairman and founding partner of CRU Capital from 2017 to 2019. He is currently a member of the compensation and management development committees of DBS Group Holdings Ltd. and DBS Bank Ltd., management development and compensation committee of Air Products & Chemicals, Inc. and the compensation committee of Qorvo, Inc. Mr. Ho was the Chair of the compensation committee of China COSCO Shipping Corporation Limited from 2020 to 2021 and Sinosteel Corporation from 2014 to 2016. He was a member of the compensation committee of nVent Electric plc from 2018 to 2020, China Mobile Communications Group Co., Ltd. from 2016 to 2020, Dongfang Electric Corporation from 2009 to 2015, TriQuint Semiconductor Inc. from 2010 to 2014 and 3COM Corporation from 2008 to 2010.

• Marie-Lucie Morin has over 30 years of experience in Canadian federal public service where she had the responsibility for various human resources and executive compensation matters. Ms. Morin has expertise in governance, risk management, and talent and culture, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design. She is currently the Chair of the corporate governance and compensation committee of Stantec Inc., serves as a member of the human resources & compensation committee of Chorus Aviation Inc, and was a member of the compensation committee of AGT Foods and Ingredients Inc. from 2016 to 2019.

• Joseph M. Natale was President and Chief Executive Officer of Rogers Communications Inc. from 2017 to 2021, President and Chief Executive Officer from 2014 to 2015 and other executive roles from 2003 to 2014 at TELUS Corporation, Global Leader, Automotive and Transportation Markets and Country Leader, Canada from 2000 to 2003 and Managing Partner from 1997 to 2000 at KPMG Consulting and President and Co-founder of Piller, Natale & Oh Management Consultants from 1990 to 1997. Mr. Natale is currently the Chair of the human resources and compensation committee of The Hospital for Sick Children. He was also a member of the compensation committee of Home Capital Group Inc. from 2022 to September 2023, a member of the compensation committee of Celestica Inc. from 2012 to 2017 and the Chair of the human resources and compensation committee at Livingston International from 2008 to 2013.

The MRC's membership is reviewed annually to ensure members have the experience and expertise required to fulfil the MRC's mandate. More information on the operation and activities of the MRC can be found on pages 57 to 58.

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Incentive Plan Review Group - Management oversight

A group of senior executives from finance, actuarial, risk management, legal/compliance, human resources and internal audit comprise our Incentive Plan Review Group (IPRG) and participate in the compensation decision-making process. The IPRG meets prior to each MRC meeting to review the design of our incentive compensation plans, performance targets and assessments, and information on risk management. It provides input for the CEO, MRC and the Board to consider as part of their final recommendations and approvals. More information on our decision-making cycle is available on page 79.

Independent advice

Since 2016, the MRC has retained Pay Governance LLC (Pay Governance) as its independent consultant. Pay Governance provides expert advice on the strategy, design and quantum of compensation programs for the CEO and top executive officers and on our executive compensation governance, including advice on compensation programs relating to MFS Investment Management.

The MRC approves the engagement of the independent consultant, the proposed work plan and all associated fees. It considers any other work to be assigned to the independent consultant that is material in nature and will only approve it if it believes the work will not compromise the consultants' independence as advisor to the MRC.

The independent consultant advises the MRC throughout the year, with management and in regular in-camera sessions, giving input on policy recommendations, helping assess the appropriateness of our executive compensation programs including design and outcomes and reviewing this circular. The MRC considers information provided by the independent consultant and makes recommendations to the Board for approval. It also reviews the performance and independence of the consultant annually. The Board is ultimately responsible for compensation decisions.

The table below shows the fees paid to Pay Governance over the last two years. Pay Governance did not provide (nor receive fees for) any non-executive-compensation-related services to Sun Life over the period.

Executive compensation-related fees	2023	2022
Pay Governance	US$120,017	US$197,765

Alignment of compensation programs and risk management

Our risk management approach

Our compensation programs are aligned to the organization's risk management practices through our:

1. Governance structure for the design and approval of incentive compensation plans.

2. Processes used to support the alignment of compensation and risk management.

Described in more detail below, the MRC concluded that we did not take risks beyond our risk appetite to generate the business results that led to incentive payouts.

We use the "three-lines-of-defence" model as a means to ensure roles and responsibilities are consistent, transparent and clearly documented for decision-making, risk management and control in support of effective governance. Under the model:

• The first line refers to business roles who own, identify, and manage business risks.

• The second line is the oversight functions, which are independent of the first line, and oversee the risk management programs through the risk framework and policies. Independence of the second line is supported with no direct business unit reporting relationships or direct incentive measures based on individual business unit performance.

• The third line of defence is the internal audit function or a third party, which provides independent assurance as to the effectiveness of risk management, control and governance processes.

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Governance structure for approval of incentive plans

The MRC reviews the annual, mid and long-term incentive plans, which typically represent ~85% of the total spend on incentive programs across the enterprise. The remaining plans are generally sales compensation plans developed within approved frameworks and managed through the three-lines-of-defence model.

Amounts and key risks under these plans are reviewed by the MRC on an annual basis.

In addition to formal approval processes, the following actions also support the alignment of compensation and risk management:

• Identification of Material Risk Takers (MRTs). MRTs are individuals in roles having a material impact on our risk exposure. Pay decisions for MRTs are reviewed by the MRC and alignment of their compensation with long-term performance of the company is ensured by requiring that a minimum of 40% of their variable pay is deferred when the company earnings threshold is exceeded. See page 121 for the aggregate compensation of our MRTs.

• Application of compensation clawbacks. See page 72 for a description of our new Clawback Policy.

• Ability to lower share unit payments. The MRC and Board have discretion in the Executive Sun Share plan to cancel all outstanding awards if they determine that payments would seriously jeopardize our capital position or solvency.

• Application of overall discretion. The MRC and Board have discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of Board-approved risk appetite levels.

• Regular audit of our compensation programs. Internal audit reviews our compensation programs against the FSB Principles and reports to the MRC on its findings regularly in alignment with the MRC Charter.

Processes supporting the alignment of compensation and risk management

Our compensation design and review processes incorporate the following risk management practices:

• They are managed through the three-lines-of-defense model and compensation principles, including alignment with FSB principles.

• Each year an annual business plan is developed and approved by the Board based on approved risk appetite levels and is used as the basis for setting annual performance targets under the AIP.

• The Chief Risk Officer makes an annual presentation to the MRC on the key enterprise risks and whether they are being managed appropriately and if adjustments to outcomes are required, and attends other meetings as required.

• The MRC receives updates on the incentive plan assessments, including human resources talent risk and has the discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of approved risk appetite limits.

• The IPRG meets prior to each MRC meeting to review incentive plan outcomes from the perspective of finance, actuarial, risk management, legal/compliance, human resources and internal audit. The IPRG also meets after the end of the year to discuss whether any adjustments should be made to the overall or business group AIP score or individual performance assessment based on the risk, compliance and control environment.

• The MRC reviews information on the grant value and outstanding value of all salary, bonus and long-term incentive awards over the past five years for each member of the Executive Team. The MRC also reviews stress-testing analysis for Executive Team members by reviewing the potential value of outstanding equity awards over a range of future share prices.

• The MRC annually reviews aggregate payouts under all incentive programs, the processes and the control environment governing incentive plans and areas of focus for the upcoming year based on an assessment of indicators of potential risk such as size of plan, size and variability of payout levels, and plan design and operational features.

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Design of incentive compensation plans to mitigate risk

The design of our incentive plans helps to mitigate risk, as follows:

• Designs are stress-tested to ensure an understanding of possible outcomes.

• Pay mix is managed so that more senior roles have a significant portion of their compensation deferred, a significant portion of which is tied to multi-year performance.

• Executives have share ownership and share retention requirements that reinforce the focus on the long term and alignment with shareholders' interests.

• Caps on payouts are incorporated in all non-sales compensation plan designs and, where appropriate, sales compensation design. Payouts under some compensation plans are designed as a maximum % of a financial measure (e.g., earnings).

• The AIP (see page 83) includes a measure whereby funding can be reduced based on the risk, compliance and control environment.

• Performance measures generally include a mix of financial and non-financial absolute and relative measures.

• AIP funding is limited to total company and business group performance, with no direct compensation impact for sales or decisions around individual products within a business group.

Decision-making cycle

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Use of discretion

The Board has discretion to:

• Increase or decrease awards under the AIP based on its assessment of risk management and the impact on our financial results, and other factors that may have had an effect on performance.

• Lower or zero out AIP awards, and to lower or not grant new long-term incentive awards for individuals or groups, if it concludes that results were achieved by taking risks outside of Board approved risk appetite levels.

• Cancel outstanding awards under the Executive Sun Share plan if it determines that payment would seriously jeopardize the capital position or solvency of the organization.

Actual use of discretion has been modest and is a mixture of positive and negative over time.

Executive share ownership and share retention requirements

In 2024, we will review our SOR considering market trends and best practices, and further strengthen our approach as appropriate.

Our executives align their interests with those of our shareholders by holding an ongoing stake in the company. Those new to the company or newly promoted have five years to achieve their required minimum ownership levels, which can include ownership of common shares, DSUs, Sun Shares and SLC Management Phantom Units.

In 2016, we increased the minimum levels of share ownership for NEOs and added a requirement that they achieve at least 25% of their minimum level of share ownership through personal actions, including personal ownership of shares and DSUs.

In addition, starting with grants in 2017, we added a requirement that following an exercise of stock options, our active executive officers must retain shares equal to 50% of the after-tax gain from the exercise for three years. This hold requirement does not apply if they have achieved their SOR and at least 25% of their minimum level of share ownership through personal actions or if they retire.

	Multiple of annual salary	Post-retirement guidelines
Chief Executive Officer (CEO)	10x	•	Hold at least 100% of guideline for 1 year
		•	Hold at least 50% of guideline for 2 years
Named Executive Officers (NEO)	5x	•	Hold at least 100% of guideline for 1 year

All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chair of the Board. The Chair of the Board must notify the Chair of the governance committee.

For a summary of current share ownership, see page 92.

No hedging or pledging

We have a policy that prohibits all insiders subject to our SOR from participating in equity monetization transactions including pledging or hedges involving the company's securities.

Clawbacks

From January 1 to November 30, 2023, our old Clawback Policy allowed the company to recoup compensation in situations of material financial restatement and/or misconduct. The policy gave the Board discretion to recover any or all of the incentive compensation received or realized in the previous 24 months if the employee (or former employee) was involved in misconduct. In the case of material restatement, compensation could be recovered if the incentive compensation received in the last 24 months would have been less had the restated financial results been known.

Effective November 1st, 2023, we adopted the new Clawback Policy which updated the old Clawback Policy to comply with all aspects of SEC Clawback Policy Rules. Changes to the new Clawback Policy include but are not limited to (i) extending the amount of incentive compensation that is subject to recoupment from incentive compensation received during the previous 24 months to incentive compensation received during

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the previous three completed fiscal years, and (ii) including the mandatory recoupment of pre-tax incentive compensation erroneously received based on financial reporting measures, stock price or total shareholder return immediately prior to the financial restatement date.

The new Clawback Policy continues to give the Board discretion to recover any or all of the incentive compensation in the case of misconduct by any current or former employees involved in misconduct, including fraud, dishonesty, negligence, and/or non-compliance with legal requirements or our internal policies, including the Code of Conduct. This includes situations that could result in material reputational failure.

Our compensation program

Seven components made up our 2023 compensation program:

Component	Pay type	Performance period		Who's eligible
Salary	Fixed	•	reviewed annually	•	all employees
Annual incentives	Variable	•	up to 1 year	•	all employees
Sun Share plan	Variable	•	3 years' forward-looking performance	•	key contributors; Vice-Presidents and above
Executive stock option plan	Variable	•	10 years	•	Executive Team
		•	vest 50% in year 3 and 50% in year 4 respectively
DSU plan	Variable	•	redeemed when the executive leaves the organization	•	Vice-Presidents and above
Pension and other benefits	Fixed	•	accrue during employment	•	all employees
Perquisites	Fixed	•	available during employment	•	Vice-Presidents and above

In addition to the above, the President, SLC Management participates in the SLC Management Phantom Unit Plan, as described below.

Component	Pay type	Performance period		Who's eligible
SLC Management Phantom Unit Plan	Variable	•	3 years' forward-looking performance	•	Associate Director and above levels in SLC Management

The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and long-term business results, the level and location of the executive and competitive practices. The average mix of total direct compensation by level, based on target pay, is summarized below. The actual pay mix for individuals may be different depending on business and individual performance and geographic location, as well as investor experience (i.e., dividends and share price movements), per our guiding principles. Pension, benefits, and perquisites are supplemental, and outlined on pages 106 to 108.

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Chief Executive Officer	Executive Team

■ Salary ■ Annual incenive ■ Long-term incenives

Benchmarking

• Through independent third-party survey providers, we look at how other companies similar to us compensate similar roles taking size of organization into account. We look at each component of compensation along with total compensation to ensure we can attract and retain the talent we need.

• Surveys of peer groups are used to benchmark our compensation levels for certain executive officers, as outlined below. We select these surveys because they include the leading financial services organizations in Canada and the broader U.S. insurance industry with whom we compete for talent. We also review publicly disclosed compensation information for relevant companies and compensation information for the asset management sector as appropriate before setting the compensation range for our executive officers.

• Canadian market survey: The Financial Services Executive Compensation Survey produced by Korn Ferry is used to benchmark Canadian executives. Our Canadian peer group is made up of six major Canadian banks and two insurance companies:

•	BMO Financial Group	•	Manulife Financial	•	Scotiabank

•	Canada Life	•	National Bank Financial Group	•	TD Bank Group

•	CIBC	•	RBC

• U.S. market surveys: The Diversified Insurance Study of Executive Compensation produced by Willis Towers Watson is used to benchmark most U.S. executives. The study includes 18 publicly traded (or subsidiary) U.S. insurance companies (in addition to Sun Life):

•	AFLAC	•	CNO Financial	•	MetLife

•	AIG	•	Equitable	•	Principal Financial Group

•	Allstate	•	Genworth Financial	•	Prudential Financial

•	Allianz Life	•	Hartford Financial Services	•	Transamerica

•	Brighthouse Financial	•	John Hancock	•	Unum

•	Cigna	•	Lincoln Financial	•	Voya Financial Services

• For Mr. Peacher, President, SLC Management, we consider benchmarking information from the McLagan Investment Management survey, which includes investment management roles from over 50 U.S. insurance companies.

This plan rewards employees with cash awards based on how well we achieved our financial, growth and Client objectives for the year. The maximum overall AIP payout for exceptional business results and individual performance is 250% of target.

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Salaries

Salaries provide a portion of pay that is fixed. We set individual salaries, based on the scope and mandate of the role vs. benchmarks, performance and experience of the individual, and internal equity.

Annual incentive plan

The AIP delivers a portion of pay based on the achievement of annual business and individual performance objectives. Business objectives include earnings, growth and Client measures.

Awards are determined using the following formula:

Annual incentive plan target ($)	X	Business results (%)	X	Individual multiplier (%)	=	Annual incentive plan award ($)

Business results

We used performance versus targets on four measures to assess our total company performance under the AIP as outlined below.

The performance payout factor for reported EPS ranges from 0% for below threshold results to 150% for outstanding results. For underlying EPS and Growth it ranges from 0% to 200%, and for Client measures it ranges from 0% to 150%.

The previous design (impacting payouts before 2023) included a wider payout range for reported EPS, measured VNB in all business groups (excluding asset management) and used a custom Client Index instead of Client Satisfaction under Client measures.

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Management uses a business performance scorecard to conduct a comprehensive "look back" on performance and ensure fairness and reasonableness of the final performance payout factor. Total company performance is reviewed to confirm the calculated results and inform whether a discretionary adjustment of up to +/- 20% is appropriate based on a set of guiding principles. Our principles include having a bias for the calculated result, applying positive and negative discretion with the expectation to be neutral over time, focusing on items unknown when setting business plan that had a material impact, and applying informed judgement. We test for symmetry and consistency of decision making over time. The plan also includes a modifier for Risk, Compliance and Control considerations that is neutral to negative, and can be applied to lower the overall business result to zero. The MRC maintains the discretion to increase, lower or zero out incentive awards.

Calculated payout factor	+/–	Scorecard adjustment (if any)	–	Risk, Compliance and Control adjustment (if any)	=	Final performance payout factor

Underlying net income (loss) removes from reported net income (loss) the impacts of items as defined in Section M - Non-IFRS measures in our 2023 MD&A filed with Canadian securities regulators.

Mix of business results

The mix of business results for our NEOs in 2023 was as follows:

	Total Company
	Reported EPS	Underlying EPS	Growth	Client measures
CEO	25%	25%	25%	25%
CFO

	Total Company		Relevant Business Group
	Reported EPS	Underlying Net Income	Growth	Client measures
NEOs (excluding the President, SLC Management)	25%	25%	25%	25%
President, SLC Management	Performance of SLC Management business group including Client outcomes, investment performance, and financial measures.

Growth, measured as performance versus target, is based on Canada VNB for the President, Sun Life Canada and U.S. Client Revenue for the President, Sun Life U.S.

In addition to 25% weight on total company reported EPS, Executive Team members who run a business group continue to have a significant portion of their compensation tied to total company results through the mid and long-term incentive programs.

Individual multiplier

All eligible employees, including the NEOs, receive an individual performance multiplier based on their individual contributions during the year. Performance is assessed against individual performance objectives for the year. The multiplier for the NEOs can range from 0% for unsatisfactory performance to 200% for exceptional performance.

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 Long-term incentive compensation

Our long-term incentive programs deliver a portion of pay that is earned over a multi-year vesting period and aligned with shareholder interests. Our long-term incentive grants consisted of two different vehicles-phantom unit plans, predominantly Sun Shares, and stock options. Sun Share grants made in 2023 and 2024 reflected our new design described below.

These incentive plans are designed to align and reward executives and other key contributors for creating shareholder value and generating superior returns over the performance period of the plans, which range from three to 10 years. In the case of the CEO and the Executive Team, the proportion of long-term incentive delivered in options is considered in light of age and career stage but is limited to a maximum of 25% (15% starting in 2024) of total long-term incentive.

Incentive pools are allocated to business leaders to decide the award for participants based on contributions during the year and their potential impact on long-term results. Awards are granted as a fixed amount however, the actual payout value will vary based on performance measures described below. For the SLC Management Phantom Unit Plan, the actual payout value is based on SLC Management performance over the performance period. Prior to approving awards, the MRC receives information on past awards for each Executive Team member. Awards are granted based on position level, individual performance and potential, and competitive practice.

Long-term Compensation Mix (Executive Team):

2023	2024
■ Sun Shares ■ Stock Options

For Mr. Peacher, the 2024 LTI mix is 15% stock options, 35% Sun Shares, and 50% SLC Management Phantom Units.

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Executive Sun Share Plan - For grants starting in 2023

The Executive Sun Share plan rewards individuals for creating absolute and relative shareholder value, over a five- year period with greater weight given to performance over the final three years, as well as delivering on Return on Equity (ROE) targets and sustainability aspirational goals aligned to our sustainability strategy.

Objectives for the Executive Sun Share plan include aligning payouts to sustained performance on multiple metrics reflecting external, absolute and relative performance, and internal performance measures, to provide a fulsome view of overall performance. The plan design has a range of potential payouts (from 0% to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on alignment of deferred pay to absolute TSR and retention.

Starting in 2023, grants incorporate four performance measures capturing external absolute and relative performance, and internal performance outcomes:

Performance Measure	Description	Applies to
1. Absolute TSR	The underlying value of the share units based on increases or decreases to share price and dividend performance.	All Sun Share participants
2. Relative TSR	Modifies the ultimate number of units awarded based on our relative TSR performance versus peers.	Vice-Presidents and above
3. Underlying ROE	Underlying net income (loss) divided by the total weighted average common shareholders' equity for the period. ROE provides an indication of the overall profitability of the company. Underlying ROE is included in the plan to incent achievement of our medium-term financial objectives and continued focus on capital allocation decisions.
4. Sustainability Modifier	Modifies our combined Relative TSR and underlying ROE score based on performance over three years against four aspirational goals, aligned to three of our Sustainability focus areas: Advancing Sustainable Investing, Building Resilience to Climate Change, and Operating as a Trusted and Responsible Business, specifically:
1.	New sustainable investments ($B) over the performance period. Includes new investments in assets and businesses that support transition to a low- carbon and more inclusive economy[1].

2.	Absolute reduction of greenhouse gas emissions in our operations (tonnes of carbon dioxide equivalents) An interim goal, measured against 2019 baseline reflecting target progress over the performance period towards our publicly disclosed 2030 goal. Includes emissions resulting from global corporate offices and data centres as well as from business travel, inclusive of majority-owned Sun Life affiliate companies.

3.	Gender parity in senior management globally[2].

4.	25% underrepresented ethnicity representation in senior management in North America.

For more information on Sun Life's sustainability aspirational goals, refer to our Sustainability Report available at sunlife.com/sustainability.

1 Sustainable investments meet one or more of the criteria for investments based on ICMA Green Bond Principles, ICMA Social Bond Principles, ICMA Sustainability Bond Principles, GRESB Real Estate Benchmark, and/or PRI Impact Investing Market Map. Where issuers do not obtain a third-party opinion or provide an internal opinion on their issuance, our investment professionals apply judgment to assess whether the use of proceeds meets the standards set out in the ICMA principles.

2 Gender parity is defined as women representation between a range of 47% to 53%. This range accounts for employees who identify as non-binary based on current global averages.

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The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date and is adjusted through the application of the performance factor for executives.

The formula below shows how we calculate the payout value of Sun Shares for NEOs:

Sun Shares (#)	X	Share price ($)	X	Performance factor	X	Payout value

(number of units		(average price of our		(0% to 200%) see		of Sun Shares on vesting ($)
awarded plus additional		common shares on the TSX		calculation below
units credited as		over the five trading days
reinvested dividends)		before the vesting date)

For grants starting in 2023, our executive LTI performance factor is calculated as:

75% Relative TSR	+	25% Underlying ROE	+/–	10 pp Sustainability Modifier	=	Performance factor

Relative TSR

Relative TSR will be weighted at 75% of the overall performance factor. We calculate the TSR performance factor for Sun Shares using the weighted average of three annual three-year TSR factors. The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period measured relative to peers.

For the 2023 Sun Share grant the annual TSR factors are weighted as follows:

We benchmark our relative TSR performance against a weighted average of 14 public Canadian banks and North American insurance and asset management companies. Equitable Holdings and T Rowe Price were added to the peer group in 2023, and the weight on North American insurance and asset management companies was increased from 75% to 80% to increase focus on insurance and asset management companies in the relative TSR calculation.

These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital. The companies listed were used in calculating the annual performance factors for the 2023 Sun Share grant.

The performance peer group is a subset of the peer groups that we use for benchmarking compensation levels (see page 82).

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	Weight	Sun Share Benchmark Peers
Canadian banks	20%	•	BMO Financial Group	•	RBC	•	TD Bank Group

		•	CIBC	•	Scotiabank

North American insurance and asset management companies	80%	•	Canada Life	•	Manulife Financial	•	Prudential Financial

		•	Equitable Holdings Inc.	•	MetLife	• T. Rowe Price Group Inc.

		•	Lincoln Financial	•	Principal Financial Group	•	Unum Group

The performance range around the peer group weighted average is +/- 15 pp, wider than the previous relative TSR performance range of +/- 10 pp. This is to reflect potential for more variable outcomes during the transition to the new IFRS 17 and 9 accounting standards given, among our peers, these standards apply only to Canadian insurance companies.

Level of	If the 3-year relative TSR	Then the annual
performance		TSR factor is
Maximum	exceeds the weighted average by 15% or more	200%
Target	is at the weighted average	100%
Threshold	is at 15% below the weighted average	25%
Below threshold	is more than 15% below the weighted average	0%

Intermediate values are interpolated.

Underlying ROE

Underlying ROE will be weighted at 25% of the overall performance factor. Initially, during the transition to IFRS 17 and 9, three one-year goals will be aligned to each year's business plan, and the final result will be the average of performance equally weighted in each of the three years. The performance range around each annual goal will be +/- 15% (threshold-maximum). Aligned to Relative TSR, the payout range is 0%

if underlying ROE is Below threshold, 25% if underlying ROE is at Threshold, 100% if underlying ROE is at Target, and 200% if underlying ROE is at Maximum. Intermediate values are interpolated.

Sustainability Modifier

The Sustainability modifier will adjust the combined relative TSR (75% weight) and underlying ROE (25% weight) payout factor by up to +/- 10 pp. The Sustainability modifier applied will be either -10 pp, -5 pp, "no change", +5 pp or +10 pp. Scores will be assessed based on our performance over three years against aspirational goals aligned to certain of our Sustainability focus areas. Each goal has an associated baseline and performance against each goal will be weighted equally in the assessment. Performance over the period will be assessed to determine the degree of success in achieving the four aspirational goals.

Executive Sun Share Plan - For grants prior to 2023

The Executive Sun Share plan rewards individuals for creating absolute and relative shareholder value over a five- year period with greater weight given to performance over the final three years.

Objectives for the Executive Sun Share plan include aligning payouts to sustained performance, absolute and relative total return performance versus peers, and retention. The plan design has a range of potential payouts (from 0% to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on alignment of deferred pay to absolute TSR and retention.

Under the plan, grants prior to 2023 incorporate two performance measures:

Performance Measure		Description	Applies to
1.	Absolute TSR	the underlying value of the share units based on increases or decreases to share price and dividend performance	All Sun Share participants
2.	Relative TSR	modifies the ultimate number of units awarded based on our relative TSR performance versus peers	Vice-Presidents and above

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The relative TSR performance measure for executives ensures that payouts are aligned to both absolute and relative total return performance over the performance period.

The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date and is adjusted through the application of the performance factor for executives.

The formula below shows how we calculate the payout value of Sun Shares for NEOs:

Sun Shares (#)	X	Share price ($)	X	Performance factor	=	Payout value
(number of units awarded		(average price of our		(0% to 200%) based on the		of Sun Shares on
plus additional units		common shares on the TSX		weighted average of three		vesting ($)
credited as reinvested		over the five trading days		annual 3-year TSR factors
dividends)		before the vesting date)

We calculate the TSR performance factor for Sun Shares using the weighted average of three annual three- year TSR factors. The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period measured relative to peers.

For example, for the 2020-2022 grant (paid in 2023), the annual TSR factors is weighted as follows:

We benchmark our performance under the Executive Sun Share plan against a custom weighted index of 12 public Canadian banks and North American insurance companies. These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital. The companies listed below have been used in calculating the annual performance factors since 2015.

This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see page 82). The custom weighted index is not used for any other purpose.

	Weight	Sun Share Benchmark Peers
Canadian banks	25%	•	BMO Financial Group	•	RBC	•	TD Bank Group

		•	CIBC	•	Scotiabank
North American	75%	•	Canada Life	•	MetLife	•	Unum Group
insurance companies
		•	Lincoln Financial	•	Principal Financial Group

		•	Manulife Financial	•	Prudential Financial

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Executive stock option plan

Stock options reward participants for their contributions to increasing long-term shareholder value. Starting in 2023, grants vest 50% on the third anniversary of the grant date and50% on the fourth anniversary of the grant date.

Only Executive Team members receive a portion of their annual long-term incentive award in options. The exercise price of an option is the closing price of our common shares on the TSX on the grant date. Options are exercisable until 10 years after grant. Options are not subject to any performance goals and only have value if the price of our common shares increases after the grant date.

The MRC recommends the terms of each grant to the Board for approval. The exercise price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change of control, the Board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be transferred or assigned.

The option plan may be amended by the Board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan's anti-dilution provisions:

• increasing the number of common shares that can be issued under the plan.

• reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months.

• extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date.

• permitting an option to be transferred other than to a spouse, minor child or minor grandchild.

• expanding the categories of eligible participants in the plan.

• increasing or deleting the limits relating to common shares that may be issued to insiders or any one person.

• permitting other types of compensation (e.g., share awards) by issuing equity.

• revising the amendment procedure itself.

Starting in 2023, grants will vest 50% on the third anniversary of the grant date and 50% on the fourth anniversary of the grant date. This aligns us more closely to market practice and emphasizes the long-term nature of this program.

In 2022, the Board approved certain forward-looking amendments to our option plan in order to (i) clarify when a termination of employment occurs for purposes of entitlements under the plan, (ii) provide a definition of "Just Cause", (iii) clarify when a participant will be viewed as having retired from Sun Life for purposes of the plan, and (iv) make other housekeeping changes. These amendments did not require shareholder approval pursuant to the amendment provisions of the plan.

For grants from 2019 onwards, the Board has amended our option plan to align our post-retirement treatment of options with our peer group. Options granted under the amended plan will terminate on the earlier of the last exercise date of the options and the date that is 60 months following the retirement of the Executive.

Starting with the 2017 grant, if an executive has not achieved share ownership and personal action requirements, we require that active executives hold shares equal to 50% of the after-tax gain on exercise for 3 years.

The plan allows the Board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option.

Stock appreciation rights provide the same compensation value as the underlying options.

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The table below shows the number of options granted, outstanding and available for grant under the option plan as at December 31, 2023. We can issue up to 29,525,000 of our common shares under the plan (5.1% of the shares outstanding as at December 31, 2023), as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person. Stock option grants are determined based on a calculated five-year-average Black-Scholes value (13.0% for February 2023 grants, 12.3% for February 2022 grants, 12.3% for May 2021 grants, and 12.2% for February 2021 grants).

	2023		2022		2021
Measure of		% of shares		% of shares		% of shares
dilution	# of options	outstanding	# of options	outstanding	# of options	outstanding
Annual grant[1]	789,963	0.14	709,248	0.12	769,290	0.13
Options	3,428,382	0.59	3,588,520	0.61	3,042,240	0.52
outstanding[2]
Options available	2,424,145	0.41	3,214,108	0.55	3,875,905	0.66
for grant[3]
Overhang[4]	5,852,527	1.00	6,802,628	1.16	6,918,145	1.18
Burn rate[5]		0.14		0.12		0.13

1 the total number of options granted under the option plan each year

2 the total number of options outstanding at the end of each year, including the annual grant

3 the number of options in reserve approved by shareholders that are available for grant at the end of each year

4 the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future

5 the number of awards granted in the applicable fiscal year as a percentage of the weighted average number of outstanding shares for the same fiscal year

SLC Management Phantom Unit Plan

The SLC Management Phantom Unit Plan rewards individuals for mid-term performance and growth of SLC Management. No significant changes were made for 2023.	The plan allows participants to share in the overall success and value creation of SLC Management and aligns the interest of participants and shareholders in the corporation by providing incentive for future performance. For Mr. Peacher, the 2023 plan rewards performance over a three-year period based on overall SLC Management performance metrics; third party AUM, third party fee revenue, and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). SLC Management Phantom Units vest in full on the third anniversary of the grant date and are paid in cash.

Mix of long-term incentive vehicles

The current mix of long-term incentive vehicles for eligible participants is as follows:

	Eligible participants	Stock	Sun	SLC Management
		Options	Shares	Phantom Units
	CEO and Executive Team	25%	75%	-
	(excluding the President, SLC Management)
	President, SLC Management	25%	25%	50%
	Senior Vice-Presidents, Vice-Presidents and key	-	100%	-
	contributors (below Vice-President)
SLC Management	Senior Managing Directors, Managing	-	-	100%
	Directors and key contributors
	Select Senior Managing Directors	-	Mix of SLC Management Phantom
			Units and Sun Shares

Starting in 2024, our mix of LTI for Executive Team members will change (see Changes for 2024 on page 72).

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DSU plan

The DSU Plan provides an opportunity for executives to voluntarily defer a portion of their incentive awards into DSUs, which vest on grant and pay after they leave the company. No significant changes were made for 2023.

DSUs are an effective way for executives to meet their SOR and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the long-term value they forfeited with a previous employer, and on a limited basis to recognize additional responsibilities associated with promotions during the year.

DSUs are redeemed for cash based on the value of our common shares at the time of redemption, plus any dividend equivalents accumulated over the period.

The formula below shows how we calculate the payout value of DSUs:

DSU (#)	X	Share price ($)	=	Payout value
(number of units plus additional units credited as reinvested dividends)		(average price of our common shares on the TSX over the five trading days before the redemption date)		of DSU on redemption ($)

Share ownership levels

The table below shows the values of common shares and share units held by each NEO as at December 31, 2023. We calculated the value of common shares and share units using $68.72, the closing price of our common shares on the TSX on December 31, 2023. In 2016, we added a requirement for the CEO and Executive Team members to achieve at least 25% of their minimum level of share ownership through personal actions, including personal ownership of shares and DSUs (personal ownership excludes Sun Shares). Starting with the 2017 grant, if an executive has not achieved the minimum level of SOR, an active executive will have to hold shares equal to 50% of the after-tax gain on exercise for 3 years. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%). In 2024, we will be re-evaluating our SOR with consideration given to augmenting common share ownership and vested DSUs.

			Total share ownership at December 31, 2023 ($)
		Total						Personal
		ownership			SLC			Actions
	Minimum	as a			Management	Deferred		Achieved
Named executive	ownership	multiple	Common		Phantom	share units	Total	(need 25%
officer	requirement	of salary	shares	Sun Shares	Units	(DSUs)	ownership	or greater)
Kevin D. Strain	10x salary	17.5	2,585,072	14,116,663		749,606	17,451,341	33.3%
Manjit Singh	5x salary	20.5	86,189	9,260,155		3,960,742	13,307,086	124.5%
Stephen C. Peacher	5x salary	18.8	-	5,926,925	11,131,583	2,356,345	19,414,853	46.6%
Daniel R. Fishbein	5x salary	10.2	342,041	6,700,444		1,247,958	8,290,443	39.3%
Jacques Goulet	5x salary	13.2	66,177	7,053,076		774,923	7,894,176	28.0%

All NEOs have met their SOR and personal actions requirement by the attainment date.

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Pension benefits

Our pension plans deliver a portion of pay that provides protection and wealth accumulation for retirement. Only defined contribution plans are available to new hires worldwide (except for our defined benefit plan in the Philippines, which is limited to employees of the local subsidiary). The NEOs participate in the pension plans available in their country of employment.

Canadian plans

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan, which we describe in more detail below. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components.

Mr. Strain was hired before 2009 and he participates in the defined benefit plan. Mr. Goulet and Mr. Singh are NEOs in Canada who were hired after January 1, 2009, and they participate in the defined contribution plan.

Our retirement program for Canadian employees hired before January 1, 2009 (including applicable NEOs) consists of two elements:

• a defined benefit accrual for service prior to 2005.

• a combination of defined benefit and defined contribution accruals for service after January 1, 2005.

Benefits up to the tax limits are paid from registered plans. Benefits above the tax limits are paid from non-registered pension plans that are secured, where applicable, through a Retirement Compensation Arrangement.

Defined benefit formula for service prior to 2005

The pension formula for service prior to 2005 depends on which legacy pension plan the applicable executive participated in.

Mr. Strain's defined benefit pension formula for service prior to January 1, 2005 is based on the Clarica pension plan, which was acquired by Sun Life in 2001.

Years of service before 2005	X	1.0% of average pensionable earnings up to $100,000	+	1.50% of average pensionable earnings above $100,000	=	Annual pension as of age 65

Under the Clarica formula, pensionable earnings consist of annual salary and annual incentives. Average pensionable earnings is based on the employee's highest average pensionable earnings in the best three consecutive years in the last 120 months of employment.

Clarica benefits are payable from age 65 for life, with 60 monthly payments guaranteed. Other forms of payment are available on an actuarially equivalent basis. Employees with Clarica service can retire as early as age 55, and the benefit is reduced by 3% for each year that retirement precedes age 63, and an additional 3% for each year that retirement precedes age 60.

Defined benefit formula for service after 2004

(Designated executive, Mr. Strain)

Years of service after 2004	X	1.6% of average pensionable earnings	=	Annual pension as of age 65

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive award, capped at the lesser of 100% of target and 100% of base salary. Average pensionable earnings is based on the employee's highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

The pension is payable for the lifetime of the employee. Other forms of payment are available on an actuarially equivalent basis.

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If a designated executive leaves before age 62, the pension formula is reduced. If they leave:

• before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%).

• between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

Designated executives can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

Pension maximums

The total combined annual pension benefit for all service in all company sponsored defined benefit plans, excluding Clarica service, is capped at 65% of the NEO's highest consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment. Pensionable earnings include actual annual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is further capped at 100% of annual salary for service after 2004.

Mr. Strain's annual pension in respect of all service is limited to a maximum of $1,400,000.

Defined contribution plan for employees hired before 2009

The pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the year's maximum pensionable earnings (YMPE), and 3.0% of pensionable earnings above the YMPE. Sun Life matches 50% of employee contributions. Pensionable earnings consist of salary and actual annual incentive, capped at target. Participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($31,560 for 2023).

Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees have the option to make voluntary contributions of 1% to 5% of pensionable earnings and will receive a matching company contribution of 50%. Starting in 2020 new hires are auto-enrolled at the 5% level and can adjust their contribution level to suit their needs. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest immediately, and participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($31,560 for 2023).

Vice-Presidents and above hired on or after January 1, 2009, including Mr. Goulet and Mr. Singh, participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate in the supplemental plan is set at 10.5% to equal the maximum amount that the company and employee, combined, can contribute under the registered plan.

Executive compensation	Management information circular 2024 | 94

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. In December 2014, the defined benefit pension plan was frozen for all legacy participants who were still accruing benefits. Mr. Peacher and Dr. Fishbein, our NEOs in the U.S., were hired after January 1, 2006 and do not participate in the defined benefit plan.

Our U.S. defined contribution retirement program has three elements:

• a voluntary tax-qualified 401(k) plan.

• a tax-qualified RIA that provides automatic employer contributions.

• a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$330,000 for 2023).

• Mr. Peacher and Dr. Fishbein participate in all three elements of the program.

401(k) plan

Employees can contribute up to 60% of their eligible earnings (salary, sales incentives, actual incentive payments, and other eligible pay), up to the maximum contribution set by the IRS (for 2023, US$22,500 plus an additional US$7,500 for participants age 50 and older). A participant can contribute on a pre-tax or after- tax basis. Beginning January 1, 2019, we match 100% on the first 3% and 50% on the next 2% of the employee's contribution (maximum of US$13,200 matching contributions for 2023). Participants receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

Effective January 1, 2019, the 401(k) plan was changed to qualify for certain IRS "safe harbor" rules and to add auto-enrollment and auto-escalation features. All new hires who do not make an election will be automatically enrolled at 3% employee contribution level, which will increase by 1% each subsequent year until reaching 10%. Employees can adjust their level of contributions to meet their needs.

RIA

We contribute a percentage of eligible earnings to the RIA each year based on the employee's age and years of service, as of January 1. The NEOs in the U.S. participate in the RIA and their eligible earnings consist of salary plus the actual incentive bonus up to the IRS compensation limit, and other eligible pay (US$330,000 for 2023).

The table below shows the age and service criteria for the RIA contribution.

Age and service at January 1	% of eligible earnings
Under 40	2
40 to 54	4
55 and over	6

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$66,000 for each participant under age 50 and $73,500 for each participant age 50 or older in 2023). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$330,000 for each participant in 2023.

Non-qualified retirement investment plan (Top-Hat)

We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top-Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

Executive compensation	Management information circular 2024 | 95

Compensation details

Individual pay and performance outcomes

The Board assessed the performance of the CEO, and the CEO assessed the performance of the other NEOs, against their individual objectives for 2023. In addition to a review of pay-for-performance and competitive practice, these assessments formed the basis for compensation decisions. A summary of the individual performance for each NEO follows.

Kevin D. Strain, President & Chief Executive Officer

Mr. Strain was promoted to President & Chief Executive Officer on August 7, 2021.

As President & CEO, Mr. Strain defined our business strategy and measures of success and in 2023, ensured continued progress on key priorities in our strategic plan.

In recognition of his contribution in 2023, Mr. Strain was allocated an AIP award of $2,358,000 (120% individual multiplier). He was granted a 2024 long-term incentive award of $8,000,000.

Significant accomplishments in 2023 include:

• Driving our Client Impact Strategy. Sun Life serves over 85 million Clients, globally.

• Delivered solid inaugural IFRS 17 financial results demonstrating the quality of our diversified business mix. Underlying net income was $3,728 million, up 11% from prior year, and underlying ROE was 17.8%. Reported net income was up 7% from 2022. Assets under management ended the year at $1.4 trillion with positive net flows at SLC Management of $12 billion, partially offsetting net outflows at MFS Investment Management of US$29 billion. Individual protection sales increased by 41% year over year, while Group - Health & Protection sales increased by 15% year over year. LICAT capital ended the year strong with a ratio of 149% at SLF Inc, the highest amongst public Canadian life insurance company peers.

• Successfully transitioned the organization to the IFRS 17 and 9 accounting standards, the most significant accounting standards change in life insurance history.

• Maintained commitment to delivering strong shareholder value with the initiation and utilization of Sun Life's first normal course issuer bid (NCIB) since before the pandemic.

• Continued to add scale and capabilities through programmatic M&A: Completed the acquisition of the remaining interest in Dialogue. Commenced our 15-year exclusive bancassurance partnership in Hong Kong with Dah Sing Bank, our first exclusive bancassurance deal in Hong Kong. Continued to drive focus on low capital, high growth businesses with the completion of the sales of our U.K. business and Canadian sponsored markets business.

• Continued to think and act more like a digital company, building digital capabilities throughout the business and delivering enhanced digital experience for our Clients. Achieved the following key results on our Digital Leadership beacon metrics: increased the percentage of Clients with digital relationships with Sun Life to 63%, grew the percentage of transactions that are straight through processed to 39%, and increased the number of employees engaged in a digital way of working to 3,167.

• Facilitated the smooth transition of leadership with the appointment of Manjit Singh as the new President of Sun Life Asia.

• Employee engagement results remain strong at 88%-above pre-pandemic levels (+3pp) and the financial services industry norm (+3pp).

• Maintained an effective risk, compliance and control environment by establishing appropriate tone from the top and managing the organization within established risk appetite levels as approved by the Board.

• Our brand continues to represent trust, sustainability, and optimism wherever we do business. In 2023, we improved year over year Brand Consideration in 4 of 6 key markets, with further year-end momentum across all markets heading into 2024.

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• As part of our commitment to remain a strong Trusted Brand in our communities, we deployed a record $26M+ in philanthropic efforts in supporting of driving social impact, including record investments to support key DE&I programming, including Indigenous and Black programs addressing the needs of underserved and diverse communities.

Compensation summary					2023 actual pay mix
	2023		2022	2021
	Target	Actual	Actual	Actual
Salary	1,000,000	1,000,000	1,000,000	863,462
Annual incentives	1,500,000	2,358,000	1,710,000	2,185,079
Total Cash	2,500,000	3,358,000	2,710,000	3,048,541
Sun Shares	5,362,500		4,717,549	2,625,040
Stock Options	1,787,501		1,562,505	875,007
Long Term Incentives	7,150,001		6,280,054	3,500,047
DSUs	-		-	700,011
Long Term Incentives (One-time, on-hire)	-		-	700.011
Total Direct Comp	9,650,001	10,508,001	8,990,054	7,248,599

Mr. Strain received a one-time grant of $700,011 DSUs on November 15, 2021 to ensure his pay as President & CEO, which is heavily weighted to long-term share-based incentives, is commensurate with his new role. It was calculated as the additional LTI he would have received for the rest of 2021 at his President & CEO target pay.

The following table illustrates the alignment between CEO pay and shareholder value during the applicable fiscal years. The table compares the current value of total direct compensation awarded to Mr. Connor (former President & CEO until August 6, 2021) and Mr. Strain over the last five years to a comparable measure of the value received by shareholders over the same period. The actual compensation values include salary and cash incentive payments, the value at vesting of Sun Shares granted (or current value for units that are outstanding), the value of stock options exercised during the period and the value of in-the- money stock options that remain outstanding. Compensation outcomes are also compared to the value to shareholders, which represents the cumulative value of a $100 investment in our shares made on the first trading day of the period indicated, assuming the reinvestment of dividends.

					Value of $100
		Total direct	Compensation
Fiscal		compensation	realized and			Shareholder
year	CEO	awarded ($000)[1]	realizable ($000) Period		CEO[2]	value[3]
2019	D. Connor	9,202	18,586	December 31, 2018 -	202	186
				December 31, 2023
2020	D. Connor	9,520	11,070	December 31, 2019 -	116	137
				December 31, 2023
2021	D. Connor /	10,115	11,043	December 31, 2020 -	109	138
	K. Strain			December 31, 2023
2022	K. Strain	8,990	8,016	December 31, 2021 -	89	107
				December 31, 2023
2023	K. Strain	10,508	9,210	December 31, 2022 -	88	114
				December 31, 2023
				Average	121	136

1 Includes salary and variable compensation awarded at year-end in respect of performance during the year.

2 Represents the actual value to the CEO for each $100 awarded in total direct compensation during the fiscal years indicated.

3 Represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

Executive compensation	Management information circular 2024 | 97

Manjit Singh, EVP & Chief Financial Officer

Mr. Singh has been our EVP & Chief Financial Officer since March 29, 2021 and is responsible for overseeing a portfolio of functions including Finance, Taxation, Capital, and Investor Relations. Mr. Singh advances the achievement of our four pillar strategy through continued financial and risk management prudence.

In recognition of his contribution in 2023, Mr. Singh was allocated an AIP award of $1,257,600 (120% individual multiplier). He was granted a 2024 annual long-term incentive award of $2,600,000.

In December 2023, we announced Mr. Singh will become the new President of Sun Life Asia in 2024.

Significant accomplishments in 2023 include:

• Helped to deliver strong earnings in a challenging environment; capital ratio and leverage position are strong.

• Successful delivery of the IFRS 17 program - a large, complex, enterprise wide project.

• Proactively and effectively worked with key stakeholders to bring clarity to new IFRS 17 reporting and disclosures.

• Significant engagement with investors and research analysts with over 100 meetings. Overall feedback has been very positive on the clarity of the Sun Life strategy, the compelling narrative for future growth potential and depth of understanding of key drivers.

• Sun Life won the Best in Financial Sector Award by IR magazine. This reflects the considerable enhancements made to external disclosures, including the clarity of presenting our strategy and financial results.

• Deepened the strategic and financial dialogue in the business, driving increased focus on business outcomes.

• Drove capital deployment initiatives including M&A (closed Dialogue and AAM acquisitions, Dah Sing Bancassurance Partnership and U.K. Divestiture) and initiation of an NCIB program.

• Actively engaged on initiatives to advance digital leadership and implemented good discipline to ensure Sun Life generates good return on investment.

• Successful sustainability Bond issuance. Maintained strong partnership and engagement with Sustainability team to advance key initiatives.

• Strong focus on attracting and developing talent and fostering a positive work environment; team engagement scores remained strong.

• Worked with key partners to ensure effective controls over financial reporting.

• Active member of community organizations, which are helping to drive equity and inclusion as well as helping people lead healthier lives.

Executive compensation	Management information circular 2024 | 98

Compensation summary					2023 actual pay mix
	2023		2022	2021
	Target	Actual	Actual	Actual
Salary	650,000	650,000	638,462	461,538
Annual incentives	800,000	1,257,600	912,000	1,372,800
Sign-on cash	-		-	200,000
Total Cash	1,450,000	1,907,600	1,550,462	2,034,338
Sun Shares	1,875,046		1,650,060	1,575,024
Stock options	625,003		550,007	525,006
Long Term Incentives	2,500,050		2,200,067	2,100,030
Sun Shares	-		-	3,050,066
Stock options	-		-	1,000,005
DSUs	-		-	3,350,065
Long Term Incentives (One-time, on-hire)	-		-	7,400,136
Total Direct Comp	3,950,050	4,407,650	3,750,529	11,534,504

Annual incentives in 2021 reflect a one-time $200,000 cash award to replace forfeited annual bonus, that was paid on-hire with a 12-month clawback provision.

Mr. Singh received grants to replace value forfeited at his former employer, as follows: a one-time DSU grant of $3,350,065 upon hire to replace pension payments, a one-time stock option grant of $1,000,005 to replace unvested stock options; and a one-time Sun Share grant of $3,050,066 to replace performance share units.

Executive compensation	Management information circular 2024 | 99

Stephen C. Peacher, President, SLC Management

Mr. Peacher has been our President, SLC Management since January 11, 2016 and is responsible for the strategy, development and performance of our invested asset portfolio, and SLC Management, our third-party institutional asset management business. Mr. Peacher advances our leadership in global asset management, one of our four strategic pillars which includes SLC Management and MFS Investment Management.

In recognition of his contribution in 2023, Mr. Peacher was allocated an AIP award of US$2,124,000

(118% individual multiplier). He was granted an annual 2024 long-term incentive award of US$3,250,000.

Significant accomplishments in 2023 include:

• Raised $13.1 billion of new Client commitments for the SLC Management platform resulting in $223.1 billion in AUM at year end 2023, an increase of 6% from the end of 2022.

• Generated underlying net income for SLC of $195 million vs. $158 million in 2022.

• Expanded SLC's capabilities further into the High-Net-Worth wealth space through the partnership announced with Scotiabank.

• Delivered strong performance in our Client portfolios leading to strong Client retention.

• Generated exceptional investment results in Sun Life's general account to support product sales and net income for the first full year under the new accounting regime.

• Enhanced Asset Management Pillar through expanded partnerships across SLC Affiliates, SLGI and Sun Life Financial.

• Drove significant preparation for the completion of the acquisition of the SLC Affiliates.

• Furthered sustainability efforts across SLC including improved data infrastructure and reporting to increase transparency and support portfolio management.

• Maintained a strong culture at SLC, as evidenced by strong employee engagement scores, employee retention and development, becoming a founding signatory for the CFA Institute new Diversity, Equity and Inclusion Code, and being recognized by Pension & Investments1 as one of the 2023 Best Places to Work in Money Management for the fourth consecutive year.

• Drove continued improvement through delivery of key system projects and efficiencies achieved across the entire SLC Platform.

• Continued to be an active member of the Sun Life Executive Team, especially in areas related to asset management, M&A, and Sun Life Asia.

1 Pensions & Investments, a global news source of money management.

Executive compensation	Management information circular 2024 | 100

Compensation summary (USD)					2023 actual pay mix
	2023		2022	2021
	Target	Actual	Actual	Actual
Salary	750,000	738,461	724,808	580,000
Annual incentives	1,500,000	2,124,000	1,908,000	2,153,250
Total Cash	2,250,000	2,862,461	2,632,808	2,733,250
Sun Shares	744,594		683,997	656,076
Stock Options	744,578		683,970	656,037
SLC Management Phantom Units	1,489,151		1,367,940	1,312,073
Long Term Incentives	2,978,323		2,735,907	2,624,186
Sun Shares	-		1,967,681	-
SLC Management Phantom Units	-		1,967,632	-
Long Term Incentives (One-time, on-hire)	-		3,935,314	-
Total Direct Comp	5,228,323	5,840,784	9,304,029	5,357,436

In 2022, Mr. Peacher also received a one-time long-term incentive grant of US$2,000,000 in Sun Shares and US$2,000,000 in SLC Management Phantom Units to recognize his critical role in leading the multi-year transformation of SLC Management thus far and to create a powerful incentive to grow the business going forward. The grants cliff-vest in 2027 and vesting is contingent upon achieving both financial and strategic goals key to SLC Management's mid-term strategy. The final number of vested units may range from zero if performance is below threshold, up to a maximum 125% of units granted if performance exceeds expectations.

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Daniel R. Fishbein, President, Sun Life U.S.

Dr. Fishbein has been our President, Sun Life U.S. since March 17, 2014 and is responsible for leading our United States insurance and health services businesses, which include our Group Benefits, Health and Risk Solutions and Dental businesses, as well as in-force blocks of individual life insurance. Dr. Fishbein advances our leadership in U.S. health and benefits, one of our four strategic pillars.

In recognition of his contribution in 2023, Dr. Fishbein was allocated an AIP award of US$1,117,800 (115% individual multiplier). He was granted a 2024 long-term incentive award of US$2,750,000.

Significant accomplishments in 2023 include:

• Increased underlying net income by 25% to US$663 million, driven by strong performance in our Group Benefits business and contributions from the DentaQuest acquisition.

• Increased Client revenue by 27% to US$8.0 billion, reflecting contributions from the DentaQuest acquisition and execution of our strategy to help Clients access the health care and coverage they need.

• Grew new sales by 15% to US$1.68 billion, driven by growth in Health and Risk Solutions and exceptionally strong sales in Dental, including a 55% increase in commercial dental sales as we leverage our combined strength with the DentaQuest acquisition.

• Increased our supplemental health premiums by 34% and recognized as the Voluntary Sales Growth Leader in the large carrier category by Eastbridge Consulting. Voluntary benefits include supplemental health benefits that help members pay for costs that may not be covered by their medical plans.

• As the largest Medicaid dental benefits provider, DentaQuest was awarded four new Medicaid contracts, supporting our mission to provide access to dental care for families and children in underserved communities.

• Helped Clients access the health care and coverage they need through PinnacleCare's personalized care navigation services, additional Advantage Dental+ practices focused on providing high quality, preventive oral health care, and new partnerships and products designed to help reduce costs and improve outcomes for members.

• Made care and benefits easier through digital solutions, such as mobile applications and online services, new application programming interfaces that automate processes and alleviate manual administrative tasks, and partnerships that support our members' health, including emotional and mental health.

• Received twelve top employer recognitions in 2023, including being named a Top Place to Work by The Boston Globe for the sixth time in a row, a Top Place to Work by USA Today for the fourth time in a row, and a Best Employer for Diversity by Forbes.

Executive compensation	Management information circular 2024 | 102

Compensation summary (USD)					2023 actual pay mix
	2023		2022	2021
	Target	Actual	Actual	Actual
Salary	600,000	600,000	600,000	600,000
Annual incentives	900,000	1,117,800	1,417,500	1,235,000
Total Cash	1,500,000	1,717,800	2,017,500	1,835,000
Sun Shares	1,861,485		1,465,671	1,249,027
Stock Options	620,485		488,554	416,331
Long Term Incentives	2,481,970		1,954,225	1,665,358
Total Direct Comp	3,981,970	4,199,770	3,971,725	3,500,358

Executive compensation	Management information circular 2024 | 103

Jacques Goulet, President, Sun Life Canada

Mr. Goulet has been our President Sun Life Canada since January 15, 2018 and is responsible for leading our largest business group providing insurance, wealth management including mutual funds, group retirement services and group benefits in Canada. Mr. Goulet advances our leadership in Canadian insurance and wealth solutions, one of our four strategic pillars.

In recognition of his contribution in 2023, Mr. Goulet was allocated an AIP award of $1,541,250 (125% individual multiplier). He was granted a 2024 long-term incentive award of $3,000,000.

Significant accomplishments in 2023 include:

• Achieved record underlying net income of $1,376 million, up 29% over prior year, and grew underlying ROE to 21.4%.

• Expanded the health business by acquiring Dialogue, Canada's premier health and wellness virtual care platform, and completing minority investment in virtual pharmacy partner Pillway to make it easier for Canadians to live healthier lives.

• Maintained Sun Life Health's #1 position in group benefits market1 with $12.6 billion of business-in-force. Signed contract with the Government of Canada to administer the Canadian Dental Care Plan and successfully completed the sale of Sun Life Canada's association, affinity and group creditor business.

• Grew our suite of on-demand digital health experiences by launching Lumino Health Pharmacy, and improving plan member mental health outcomes with the Mental Health Coach.

• Sustained the #1 market position in Group Retirement Services2, with an all-time high of $121 billion Capital Accumulations Plans assets, up 13% over prior year. Grew the pension risk transfer business to a record $17 billion of AUM, with over $2.2 billion in transferred assets, and continued to lead the Rollover market3, with sales of $2.5 billion.

• Upheld Sun Life's leadership position in individual insurance4, with 27% of market share for Life Insurance and 23% for Critical Illness Insurance. Expanded financial planning capabilities by making One Plan available to more than 3 million Clients, with over 95,000 financial roadmaps delivered. Received the CIRO approval of new securities investment dealer and grew health offerings by expanding PinnacleCare in Canada.

• Sun Life Global Investments awarded Mutual Fund Provider of the year for delivering innovative investment solutions to Clients.

• Maintained a high level of employee engagement through focus on flexible, high-performing, mentally healthy and inclusive workplace. Exceeded industry benchmark on employee mental health outcomes and awarded 2023 Best Workplaces for Mental Wellness in Canada for the second straight year.

• Advanced DE&I aspirational goals by maintaining gender parity on the Canadian Executive Team, exceeding 27% representation of underrepresented ethnicities at the VP+ level, and progressing against the Progressive Aboriginal Relations certification. Deepened Sun Life commitment to DE&I by launching a new Personal Spending Account category for Indigenous health services, making Gender Affirmation benefit more accessible and partnering with the Menopause Foundation of Canada.

1. 1st place group benefits provider based on revenue for year ended December 2022 from 2023 Group Benefits Provider Report.

2. 1st place market position in Group Retirement Services for year ended December 2022 from 2023-published Fraser Group report "Pension Universe Report 2022 data year".

3. LIMRA sales results as of third quarter 2023 year to date.

4. LIMRA Market Share by premiums within individual life and health market as of third quarter 2023 year to date.

Executive compensation	Management information circular 2024 | 104

Compensation summary (USD)					2023 actual pay mix
	2023		2022	2021
	Target	Actual	Actual	Actual
Salary	600,000	600,000	600,000	600,000
Annual incentives	900,000	1,541,250	972,320	1,359,000
Total Cash	1,500,000	2,141,250	1,572,320	1,959,000
Sun Shares	2,100,019		2,100,020	2,025,034
Stock Options	700,001		700,004	675,005
Long Term Incentives	2,800,020		2,800,024	2,700,040
Total Direct Comp	4,300,020	4,941,270	4,372,344	4,659,039

Executive compensation	Management information circular 2024 | 105

Summary compensation table

The table below shows the total compensation paid to our NEOs for the fiscal years ended December 31, 2023, 2022 and 2021. 2023 total compensation for NEOs was driven by previously disclosed target changes made in February 2023, higher incentive plan outcomes across our businesses, and the Canada-U.S. exchange rate.

Mr. Peacher and Dr. Fishbein receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of C$1.349 for 2023, C$1.301 for 2022 and C$1.254 for 2021.

Name and principal position	Year	Paid salary ($)	Share awards ($)	Option awards ($)	Non-equity annual incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Kevin D. Strain President & Chief Executive Officer	2023	1,000,000	5,362,500	1,787,501	2,358,000	141,520	-	10,649,521
	2022	1,000,000	4,717,549	1,562,505	1,710,000	435,260	700	9,426,014
	2021	863,462	3,325,051	875,007	2,185,079	3,938,737	140,283	11,327,619
Manjit Singh EVP & Chief Financial Officer	2023	650,000	1,875,046	625,003	1,257,600	147,250	233	4,555,133
	2022	638,462	1,650,060	550,007	912,000	146,423	2,781	3,899,733
	2021	461,538	7,975,155	1,525,011	1,372,800	34,615	200,000	11,569,119
Stephen C. Peacher President, SLC Management	2023	996,480	3,014,215	1,004,733	2,866,126	430,809	-	8,312,363
	2022	943,193	7,791,210	890,051	2,482,880	397,389	-	12,504,723
	2021	727,320	2,468,059	822,670	2,700,176	363,660	264,838	7,346,723
Daniel R. Fishbein President, Sun Life U.S.	2023	809,640	2,511,888	837,282	1,508,359	281,342	-	5,948,512
	2022	780,780	1,907,278	635,755	1,844,593	292,310	-	5,460,715
	2021	752,400	1,566,280	522,080	1,548,690	237,633	-	4,627,083
Jacques Goulet President, Sun Life Canada	2023	600,000	2,100,019	700,001	1,541,250	142,385	2,211	5,085,866
	2022	600,000	2,100,020	700,004	972,320	137,660	-	4,510,004
	2021	600,000	2,025,034	675,005	1,359,000	137,660	-	4,796,699

Paid Salary

Includes salary increases in March as follows:

• Messrs. Strain and Goulet, and Dr. Fishbein in 2021.

• Messrs. Singh and Peacher in 2022.

• Mr. Peacher in 2023.

Executive compensation	Management information circular 2024 | 106

Share Awards

Fiscal Year	Grant Date	Sun Share Price	DSU Price	SLC Management
				Phantom Unit Price
2023	21-Feb-23	$68.36		$10.00
2022	14-Mar-22	$66.66		$10.00
2022	22-Feb-22	$68.30		$10.00
2021	15-Nov-21		$70.88
2021	07-Jun-21	$65.10	$65.10
2021	17-May-21	$65.24	$65.24
2021	23-Feb-21	$62.28		$10.00

• The Sun Share and DSU Price is based on the average closing price of our common shares on the TSX over the five trading days before the grant date. The SLC Management Phantom Unit Price is set equal to $10.00 for each new, annual grant.

• Mr. Peacher received a one-time grant in 2022 of US$2,000,000 in Sun Shares and US$2,000,000 in SLC Management Phantom Units on March 14, 2022 to recognize his critical role in leading the multi-year transformation of SLC Management thus far and to create a powerful incentive to grow the business going forward.

• Mr. Strain received a one-time grant of $700,011 DSUs on November 15, 2021 to ensure his pay as President & CEO, which is heavily weighted to long-term share-based incentives, is commensurate with his new role. It was calculated as the additional LTI he would have received for the rest of 2021 at his President & CEO target pay.

• Mr. Singh received grants to replace value forfeited at his former employer, as follows: a one-time DSU grant of $3,350,065 upon hire to replace pension payments, a one-time stock option grant of $1,000,005 to replace unvested stock options; and a one-time Sun Share grant of $3,050,066 to replace performance share units. He also received his first annual LTI grant. These grants were made on May 17 and June 7, 2021.

Option Awards

• The grant date fair value of stock options awarded was calculated using the following data:

Fiscal Year	Grant Date	Exercise Price	Accounting Fair Value
2023	21-Feb-23	$67.68	$11.54
2022	22-Feb-22	$68.12	$9.64
2021	17-May-21	$65.84	$9.33
2021	23-Feb-21	$62.59	$8.54

• We use a five-year average calculated Black-Scholes ratio to determine awards.

• The five-year average represents a long-term value considering long-term estimates of factors used in the Black-Scholes valuation model.

• The following assumptions informed the Black-Scholes compensation value of the annual option awards:

Fiscal Year	Term	Expected life	Expected	Dividend	Risk-free
		(years)	Volatility	Yield	Rate
2023	10 years	6.8	23.33%	4%	3.42%
2022	10 years	6.3	23.69%	4%	1.76%
2021	10 years	6.3	24.93%	4%	0.85%

• Mr. Singh's 2021 option award included an award to replace unvested options forfeited at his former employer, in addition to his regular 2021 annual option grant.

Executive compensation	Management information circular 2024 | 107

Non-equity annual incentive plan compensation

• Values include the amounts the NEOs chose to defer.

Pension value

• Represents compensatory costs as described in the defined benefit and defined contribution tables on pages 115 to 116.

• 2022 pension value for Mr. Singh and Mr. Goulet were transposed in the prior year's management information circular and have been corrected.

All other compensation

• Includes flexible benefit credits taken in cash by Mr. Strain, Mr. Singh and Mr. Goulet.

• Mr. Singh's 2021 amount includes a sign-on cash payment provided to replace variable incentives that were forfeited from his previous employer.

• Includes the total value of perquisites (including property and other personal benefits) not generally available to all employees and that in aggregate are $50,000 or more or worth 10% or more of an NEO's total salary for the financial year. Only applies to Mr. Strain and Mr. Peacher in 2021.

• 2022 "all other compensation" amounts for Mr. Singh and Mr. Goulet were transposed in the prior year's management information circular and have been corrected.

Executive compensation	Management information circular 2024 | 108

Incentive plan awards

Outstanding share and option awards

The table below is a summary of the outstanding option awards and share awards for the NEOs as at December 31, 2023.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $68.72 (Sun Life Financial's closing share price on the TSX on December 31, 2023), multiplied by the number of options.

Market value of share awards that have not vested or not been paid is $68.72 multiplied by the number of share units. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%). Share awards that have vested but have not been paid represent an elected deferral of annual incentive, payout under an incentive plan prior to demutualization and/or awards for recruiting purposes or upon mid-year promotion.

Option awards						Share awards
Named	Year	Number of	Option	Option	Value of	Plan	Number of	Market value	Market
executive		securities	exercise	expiration	unexercised		share units	of share	value of
officer		underlying	price	date	in-the money		that have	awards that	vested share
		unexercised	($)		options ($)		not vested	have not	awards
		options (#)					(#)	vested ($)	that have
									not been
									paid ($)
Kevin D. Strain	2020	71,402	62.12	Feb 25, 2030	471,253
	2021	114,590	62.59	Feb 23, 2031	702,437	Sun Shares	47,767	3,282,520	-
	2022	186,484	68.12	Feb 22, 2032	111,890	Sun Shares	75,577	5,193,669	-
	2023	203,162	67.68	Feb 21, 2033	211,288	Sun Shares	82,079	5,640,474	-
						DSU	10,908	749,606	-
Total		575,638			1,496,869		216,331	14,866,268	-
Manjit Singh	2021	188,312	65.84	May 17, 2031	542,339	Sun Shares	73,628	5,059,709	-
						Sun Shares	5,990	411,611	-
	2022	65,643	68.12	Feb 22, 2032	39,386	Sun Shares	26,435	1,816,592	-
	2023	71,036	67.68	Feb 21, 2033	73,877	Sun Shares	28,700	1,972,242	-
						DSU	-	-	3,960,742
Total		324,991			655,602		134,752	9,260,155	3,960,742
Stephen C. Peacher	2020	26,876	62.12	Feb 25, 2030	177,382
	2021	107,736	62.59	Feb 23, 2031	660,422	Sun Shares	14,971	1,028,781	-
						SLC Management Phantom Units	164,534	2,417,004	-
	2022	106,227	68.12	Feb 22, 2032	63,736	Sun Shares	14,260	979,918	-
						SLC Management Phantom Units	178,010	2,517,061	-
						Sun Shares	41,638	2,861,388	-
						SLC Management Phantom Units	256,048	3,620,519	-
	2023	114,195	67.68	Feb 21, 2033	118,763	Sun Shares	15,379	1,056,838	-
						SLC Management Phantom Units	200,946	2,154,141	-
						DSU	-	-	2,356,345
Total		355,034			1,020,302		885,785	16,635,651	2,356,345

Executive compensation	Management information circular 2024 | 109

Option awards						Share awards
Named	Year	Number of	Option	Option	Value of	Plan	Number of	Market value	Market
executive		securities	exercise	expiration	unexercised		share units	of share	value of
officer		underlying	price	date	in-the money		that have	awards that	vested share
		unexercised	($)		options ($)		not vested	have not	awards
		options (#)					(#)	vested ($)	that have
									not been
									paid ($)
Daniel R. Fishbein	2015	31,999	39.02	Feb 24, 2025	950,370
	2016	37,662	40.16	Feb 23, 2026	1,075,627
	2017	32,701	48.20	Feb 28, 2027	671,025
	2018	43,118	53.96	Feb 27, 2028	636,422
	2019	63,811	50.58	Feb 26, 2029	1,157,532
	2020	64,503	62.12	Feb 25, 2030	425,720
	2021	68,371	62.59	Feb 23, 2031	419,114	Sun Shares	28,501	1,958,578	-
	2022	75,877	68.12	Feb 22, 2032	45,526	Sun Shares	30,555	2,099,770	-
	2023	95,163	67.68	Feb 21, 2033	98,970	Sun Shares	38,447	2,642,096	-
						DSU	-	-	1,247,958
Total		513,205			5,480,305		97,504	6,700,444	1,247,958
Jacques Goulet	2020	17,850	62.12	Feb 25, 2030	117,810
	2020	8,962	57.16	Dec 05, 2030	103,601
	2021	44,199	62.59	Feb 23, 2031	270,940	Sun Shares	36,849	2,532,234	-
	2022	83,545	68.12	Feb 22, 2032	50,127	Sun Shares	33,643	2,311,965
	2023	79,560	67.68	Feb 21, 2033	82,742	Sun Shares	32,143	2,208,877	-
						DSU	-	-	774,923
Total		234,116			625,220		102,635	7,053,076	774,923

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

Incentive plan awards - value vested or earned during the year

The table below shows:

• the value the NEOs would have realized if they had exercised the options that vested in 2023 on their vesting dates.

• the value of share awards that vested and were paid out in 2023 (The performance factor for 2020 grants, paid in 2023 was based on previous Sun Share design described on page 88).

• the annual incentive award earned in 2023 and paid out in March 2024.

Named executive officer	Option-based awards - value vested during the year ($)	Share-based awards - value vested during the year ($)	Non-equity incentive plan compensation - value earned during the year ($)
Kevin D. Strain	412,047	2,253,331	2,358,000
Manjit Singh	30,130	-	1,257,600
Stephen C. Peacher	615,373	3,141,532	2,866,126
Daniel R. Fishbein	365,414	2,035,602	1,508,359
Jacques Goulet	479,171	3,360,952	1,541,250

Executive compensation	Management information circular 2024 | 110

Value of options vested during the year

The table below shows the value of options that vested for each NEO in 2023. See Executive stock option plan on page 89 for more information about the option plan.

Named executive	Grant	Vesting date	Options	Option	Share price	Option-based
officer	year		vesting (#)	exercise	on vesting	awards - value
				price ($)	date ($)	vested during
						the year ($)
Kevin D. Strain	2019	26-Feb-2023	15,986	50.58	65.95	245,705
	2020	25-Feb-2023	17,851	62.12	65.95	68,369
	2021	23-Feb-2023	28,647	62.59	66.01	97,973
	2022	22-Feb-2023	46,621	68.12	66.89	-
					Total	412,047
Manjit Singh	2021	17-May-2023	47,078	65.84	66.48	30,130
	2022	22-Feb-2023	16,411	68.12	66.89	-
					Total	30,130
Stephen C. Peacher	2019	26-Feb-2023	27,347	50.58	65.95	420,323
	2020	25-Feb-2023	26,876	62.12	65.95	102,935
	2021	23-Feb-2023	26,934	62.59	66.01	92,114
	2022	22-Feb-2023	26,557	68.12	66.89	-
					Total	615,373
Daniel R. Fishbein	2019	26-Feb-2023	15,953	50.58	65.95	$245,198
	2020	25-Feb-2023	16,125	62.12	65.95	$61,759
	2021	23-Feb-2023	17,093	62.59	66.01	$58,458
	2022	22-Feb-2023	18,969	68.12	66.89	-
					Total	$365,414
Jacques Goulet	2019	26-Feb-2023	14,690	50.58	65.95	225,785
	2020	25-Feb-2023	17,851	62.12	65.95	68,369
		04-Dec-2023	8,963	57.16	69.37	109,438
	2021	23-Feb-2023	22,099	62.59	66.01	75,579
	2022	22-Feb-2023	20,886	68.12	66.89	-
					Total	479,171
					Total	1,902,135

• Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the previous trading day if the vesting date falls on a weekend or holiday.

• Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

Aggregate option exercises for the year ended December 31, 2023

The following table shows, for each NEO, the number of common shares acquired through option exercises during the year ended December 31, 2023 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the closing price of our common shares on the TSX on the exercise date and the exercise price of the option.

Named executive officer	Securities acquired at exercise (#)	Aggregate value realized ($)
Kevin D. Strain	141,367	2,529,504
Manjit Singh	-	-
Stephen C. Peacher	153,565	1,914,902
Daniel R. Fishbein	11,780	355,498
Jacques Goulet	222,662	2,630,999

Executive compensation	Management information circular 2024 | 111

Share awards

The table below shows the total Sun Shares and SLC Management Phantom Units vested and paid out to each NEO in 2023. The value of Sun Shares received on vesting is the number of accrued Sun Shares multiplied by the performance factor, multiplied by the vesting price. The value of SLC Management Phantom Units received on vesting is the number of accrued SLC Management Phantom Units multiplied by the vesting price.

Named	Grant date	Sun Shares	SLC Management	Performance	Vesting	Value received
executive		accrued (#)	Phantom Units	factor	price ($)	on vesting ($)
officer			accrued (#)
Kevin D. Strain	Feb 25, 2020	28,706.57		117%	67.09	2,253,331
Manjit Singh	-	-		-	-	-
Stephen C. Peacher	Feb 25, 2020	14,407.61		117%	67.09	1,130,929
			165,618.00	N/A [1]	12.14	2,010,603
Daniel R. Fishbein	Feb 25, 2020	25,932.79		117%	67.09	2,035,602
Jacques Goulet	Feb 25, 2020	28,706.57		117%	67.09	2,253,331
	Dec 04, 2020	14,110.67		117%	67.09	1,107,621

1 There is no performance factor in SLC Management Phantom Units. See below for performance measures that impact the vesting price of SLC Management Phantom Units.

• Vesting price of Sun Shares is the average price of our common shares on the TSX over the five trading days before the vesting date.

• The performance factor for 2020 Sun Share grants, paid in 2023 was based on previous Sun Share design described on page 88.

The table below shows how we calculated the performance factor for the 2020 Sun Share awards (for the performance period from 2020 to 2022 and paid out in early 2023).

				Relative Peer TSR Performance
Performance	Peer groups	Weight		Below	Threshold	Target	Maximum	SLF TSR	Actual TSR
cycle				threshold		(peer avg.)			multiplier
2020 - 2022	North American Insurance	75%	TSX	< -0.6%	-0.6%	9.4%	19.4%	4.4%	62%
			NYSE	< -0.9%	-0.9%	9.1%	19.1%	3.4%	58%
	Canadian Banks	25%	TSX	< -1.1%	-1.1%	8.9%	18.9%	4.4%	67%
2022 Multiplier - payout factor (50% weight)				0%	25%	100%	200%		62%
2019 - 2021	North American Insurance	75%	TSX	< 2.9%	2.9%	12.9%	22.9%	17.8%	150%
			NYSE	< 3.4%	3.4%	13.4%	23.4%	19.7%	163%
	Canadian Banks	25%	TSX	< 4.0%	4.0%	14.0%	24.0%	17.8%	138%
2021 Multiplier - payout factor (25% weight)				0%	25%	100%	200%		151%
2018 - 2020	North American Insurance	75%	TSX	< -16.9%	-16.9%	-6.9%	3.1%	7.7%	200%
			NYSE	< -17.1%	-17.1%	-7.1%	2.9%	6.8%	200%
	Canadian Banks	25%	TSX	< -9.0%	-9.0%	1.0%	11.0%	7.7%	168%
2020 Multiplier - payout factor (25% weight)				0%	25%	100%	200%		192%
					Overall weighted average performance factor				117%

Executive compensation	Management information circular 2024 | 112

The final value of Mr. Peacher's 2020 SLC Management Phantom Unit grant is based on weighted average growth of SLC Fixed Income and BGO performance measures as follows:

Pillar	Weight	Performance Measures
SLC Fixed Income	50%	Weighted average growth of:
		• 10x Adjusted Operating Income (20% weight)
		• 3x Third Party Revenue (80% weight)
BGO	50%	100% Fair Market Value (FMV) measured as 11.5 x EBITDA[1]

1 With adjustments of transaction adjustment, undistributed earnings, balance sheet adjustments and debt.

At the time of the grant to Mr. Peacher, SLC Management had not yet acquired interests in Crescent Capital Group, InfraRed Capital Partners, or AAM.

The initial unit value was set at $10.00. The unit price was calculated quarterly based on the change in rolling 12-month actuals. The final unit value is $12.14.

Non-equity incentive plan compensation

See Annual incentive plan starting on page 83 for more information.

Named executive officer	Target award	Business	Individual multiplier	Final award
	($)	results		($)
Kevin D. Strain	1,500,000	131%	120%	2,358,000
Manjit Singh	800,000	131%	120%	1,257,600
Stephen C. Peacher	2,024,100	120%	118%	2,866,126
Daniel R. Fishbein	1,214,460	108%	115%	1,508,359
Jacques Goulet	900,000	137%	125%	1,541,250

• Target Award pro-rated for active employment is used to calculate AIP (subject to any sign-on provisions for the initial year of employment).

• The business results for the CEO and CFO are based 100% on total company performance. For the other NEOs (excluding the President, SLC Management), the business results reflect 25% weighting on total company reported EPS and 75% on relevant business group performance. Business group performance is measured using underlying earnings, Growth and Client measures. For the President, SLC Management, AIP is based on SLC Management business group results.

• In AIP, our financial performance is measured against goals established in our annual business plan. With the IFRS 17 transition, management and the Board acknowledged some uncertainty in setting 2023 business plan targets. Financial and AIP results were monitored throughout the year and at mid-year, the Board approved an increase in earnings targets for AIP. The increase is reflected in the performance targets in the table below.

• The AIP total company performance factor is 131%, including a negative adjustment primarily to 1) offset a positive impact related to the divestiture of the U.K. business that was not included in the Business Plan due to uncertain timing of the transaction, 2) neutralize the impact of the difference in estimated SLC Management Put Liability between Business Plan and year-end, and 3) moderate a material, positive impact of Fair Value Other Comprehensive Income (FVOCI) gains generated in the transition to IFRS 17 and 9. This result is up from our 2022 factor of 95%, reflecting strong performance on reported and underlying earnings and growth, and mixed results on Client measures.

• AIP business group performance factors reflect a range of outcomes, with overall 2023 scores for NEO business group Presidents all exceeding target, reflecting strong total company reported earnings and business group financial and Client performance outcomes ranging from slightly below to well above targets.

The table below shows how we calculated the performance payout factor for total company business results against the business plan/AIP targets (which were updated and approved by the Board mid-year). Underlying EPS removes from reported EPS the impacts of items that create volatility in our results under IFRS and as defined in Section M - Non-IFRS measures in our 2023 MD&A filed with Canadian securities regulators.

Executive compensation	Management information circular 2024 | 113

						What we achieved
						in 2023
Primary measures	Weighting	Below	Threshold	Target	Maximum		Result
		threshold
Reported Earnings per share	25%	< $2.97	$2.97	$4.24	$5.08	$5.26	Above Target
Payout factor		0%	50%	100%	150%		150%

+

Underlying Earnings per share	25%	< $3.94	$3.94	$5.63	$6.75	$6.36	Above Target
Payout factor		0%	25%	100%	200%		165%

+

Growth (Total company)[1]	25%						Above Target
Canada (VNB)	C	< $433	$433	$618	$742	$678	149%
U.S. (Client Revenue)	U.S.	< $6,857	$6,857	$8,067	$8,873	$8,048	99%
Asia (VNB)	C	< $332	$332	$475	$570	$671	200%
Payout factor		0%	25%	100%	200%		142%

+

Client measures	25%	Assessment of Client Satisfaction scores and			On
		performance on key Client Business Outcomes			Target
Payout factor	0%	50%	100%	150%	103%
Overall calculated payout factor					140%

+

Business performance scorecard	A mechanism to conduct a comprehensive look back on performance and alignment with shareholder experience (up to +/- 20%)	A negative adjustment to moderate cumulative, positive impacts on earnings and growth results versus business plan that do not reflect underlying business performance or to mitigate unforeseen positive impacts of transition to the new accounting standard.	-9%

+

Risk, Compliance and Control	Results reviewed for any risk, compliance and control considerations (neutral to negative and can lower results to zero)	No adjustment	-%

=

Final performance payout factor	0%	25%	100%	200%	131%

1 Total company Growth score is a weighted average of the performance under VNB in Canada and Asia, and U.S. "Client Revenue" performance versus an annual target. Weighting is based on each business group's contribution to underlying earnings in the annual business plan. For 2023, the resulting growth weightings are 43% for Canada, 35% for U.S. and 22% for Asia.

In addition to these objectives and values outlined in the previous table, highlights of our performance in 2023 are provided on page 66.

You can find more information about our business segment results in our 2023 MD&A.

Executive compensation	Management information circular 2024 | 114

Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each NEO as at December 31, 2023.

We used the same actuarial methods and assumptions in 2023 that we used to calculate the pension liabilities and annual expenses in our 2023 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Annual lifetime pension
Named executive	Number	At year end	At age 65	Accrued	Compensatory	Non -	Accrued
officer	of years			obligation	change ($)	compensatory	obligation at
	credited			at start of		change ($)	year end ($)
	service			year ($)
Kevin D. Strain	26.1	708,000	1,022,000	8,675,000	131,000	1,394,000	10,200,000
Manjit Singh	-	-	-	-	-	-	-
Stephen C. Peacher	-	-	-	-	-	-	-
Daniel R. Fishbein	-	-	-	-	-	-	-
Jacques Goulet	-	-	-	-	-	-	-

• Credited service is the actual years of service with the company as of December 31, 2023 used for purposes of the Canadian defined benefit plan.

• Figures for annual lifetime pension at age 65 are based on the NEO's pensionable earnings up to December 31, 2023.

• Accrued obligation is the actuarial value of projected defined benefit obligations for service to December 31, 2022 and December 31, 2023. The values have been determined using the same actuarial assumptions and methods as those used to determine the year-end pension plan obligations disclosed in the "Fiscal Year 2022 Financial Statement and Disclosure Information report required under IAS19 and the 2023 expense estimates for Canadian Benefit Programs" dated January 2023 and in the upcoming "Fiscal Year 2023 Financial Statement and Disclosure Information report required under IAS19 and the 2024 expense estimates for Canadian Benefit Programs". The actuarial opinion in the aforementioned disclosure reports is also applicable to the results presented herein. The accrued obligation assumes a Named Executive Officer will achieve target bonus. The difference between the accrued obligation at the end of 2022 and 2023 is attributable to the compensatory cost detailed in the chart, interest on the obligations, the impact of changes to the accounting assumptions, and other actuarial gains and losses.

• Compensatory change is the defined benefit service cost for 2023 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in

2023 and the actuarial assumptions used for the year.

• Differences between actual future compensation and increases assumed for purposes of valuation (as well as other plan experience differing from assumptions) will be reflected in future valuations.

• Non-compensatory change represents the change in pension obligation based on non-compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. The non-compensatory change for Mr. Strain in 2023 is primarily due to interest on the accrued benefit obligation at the start of the year and decreases in market interest rates in 2023 which increases the accrued obligation.

• Per "Amendment Number 6 to the Sun Life Assurance Company of Canada Canadian Non-Registered Pension Plan" which became effective on December 31, 2022, the total annual retirement income payable of Mr. Strain upon his retirement shall not exceed $1.4M. This "Pension Cap" has been reflected in the accrued obligation at December 31, 2022 and December 31, 2023.

Executive compensation	Management information circular 2024 | 115

Defined contribution plans

The table below shows the defined contribution pension plan values for each NEO as at December 31, 2023.

Named executive officer	Accumulated value at	Compensatory* ($)	Accumulated value at
	start of year ($)		end of year** ($)
Kevin D. Strain	608,109	10,520	727,926
Manjit Singh	192,347	147,250	375,952
Stephen C. Peacher	7,553,497	430,809	9,265,892
Daniel R. Fishbein	2,773,278	281,342	3,557,271
Jacques Goulet	612,325	142,385	820,052

*2022 Compensatory amounts for Mr. Singh and Mr. Goulet were transposed and have been corrected.

**Accumulated values are subject to fluctuation due to foreign exchange rates and market impacts throughout the year.

• U.S. plan values have been converted to Canadian dollars using an exchange rate of 1.355 as of January 1, 2023, 1.325 as of December 31, 2023, and the 2023 average rate of 1.349 for amounts other than beginning and ending balances.

• Compensatory amounts shown for Mr. Strain, Mr. Goulet and Mr. Singh represent our matching contributions to the Canadian defined contribution plans. The amounts shown for Mr. Peacher and Dr. Fishbein reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

• Accumulated values include net investment earnings and employee contributions.

Executive compensation	Management information circular 2024 | 116

Change of control benefits and termination agreements

Change of control

We have double trigger change of control agreements with our NEOs so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

In the case of a double trigger, termination without cause within three years of the change of control, benefits are paid as follows:

• 24 months of annual pay and incentive compensation from the date of termination.

• mid and long-term incentive awards vest (prorated for Dr. Fishbein in the event of a change of control for our U.S. business) and are paid according to the terms of the respective plans.

• most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

More specifically, when there is a change of control:

• for non-U.S. NEOs, Sun Shares vest and are paid on an accelerated basis when an executive is terminated without cause or leaves the organization for good reason (double trigger) prior to the normal payment date (which is a maximum of three years from the grant date) and are otherwise paid on the normal payment date under the terms of the plan. For the U.S. NEOs, Dr. Fishbein and Mr. Peacher, Sun Shares vest on an accelerated basis when an executive is terminated without cause or leaves the organization for good reason (double trigger). If such termination occurs seven months or less prior to the normal payment date, Sun Shares are paid on the normal payment date under the terms of the plan. If such termination occurs more than seven months prior to the normal payment date, Sun Shares are paid in the seventh month following the month that the termination occurred in, subject to certain exceptions related to tax amounts related to the Federal Insurance Contribution Act.

• any unvested DSUs vest, and vested DSUs are paid either when the executive leaves the organization or on the normal payment date, whichever is earlier, and

• the Board can choose from a range of alternatives to address outstanding options, a range of alternatives including accelerated vesting.

We define change of control as:

• a consolidation or merger of SLF Inc. or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% (50% for Dr. Fishbein) of the outstanding voting shares of the new entity immediately after the transaction is complete,

• the sale of all or substantially all of the assets of SLF Inc. or Sun Life Assurance to a non-affiliate, or

• the acquisition by a non-affiliate of more than 20% (30% for Dr. Fishbein) of the voting shares of SLF Inc. or Sun Life Assurance.

For Dr. Fishbein, the sale of our U.S. business, in addition to the above situations constitutes a change of control.

We define good reason as follows:

• any material diminution in the nature or scope of a NEO's responsibilities, duties or authority,

• a material decrease in a NEO's base or total compensation,

• material breach of a NEO's employment agreement by Sun Life, or

• the occurrence of any other event or circumstance that under applicable law constitutes constructive dismissal of a NEO.

Executive compensation	Management information circular 2024 | 117

Employee termination agreements

The table below summarizes our contractual agreements with the NEOs who are actively employed as of December 31, 2023:

Nature of termination	Who it applies to	Type of arrangement
Termination (without cause)	Manjit Singh	Entitled to receive 24 months' compensation in lieu of notice consistent with our practice pertaining to base salary and annual cash incentive at the time.
Termination (without cause)	Stephen C. Peacher Daniel R. Fishbein	Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.

Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios, unless otherwise stated in employment agreements. For our NEOs including our CEO, termination for cause results in the forfeiture of outstanding unvested share units and options and can also result in a clawback of any or all of the incentive compensation received or realized in the previous three completed fiscal years for misconduct (or financial restatement) where appropriate.

Incremental entitlements on other termination scenarios
Compensation element		Entitlement on resignation	Termination (without cause)	Retirement	Double Trigger - Change of control and termination without cause
Salary		●salary ends	●salary ends	●salary ends	●24 months of salary
Annual incentive award		●award forfeited	●award forfeited	●receive pro-rated award calculated from January 1 to retirement date
●receive prorated award calculated from January 1 to the date of termination (assumes target performance)
●24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

Mid-term incentives	Sun Shares	●unvested awards forfeited
●receive pro-rated portion of Sun Shares for active employment during performance period
●paid immediately (except for U.S. NEOs, see page 117)
●valued using performance factor that includes any variables known at the time of termination
				●fully vest and paid at normal payment date ●valued using actual performance factor	●unvested awards vest ●paid immediately (except for U.S. NEOs, see page 117) ●valued using performance factor that includes any variables known at the time of termination
	SLC Management Phantom Units	●unvested awards forfeited	●receive pro-rated portion of phantom units to reflect service from the grant date to termination date ●unit value determined as of the termination date	●fully vest and paid at normal vesting date	●unvested units vest ●unit value determined as of the termination date

Executive compensation	Management information circular 2024 | 118

Incremental entitlements on other termination scenarios
Compensation element		Entitlement on resignation	Termination (without cause)	Retirement	Double Trigger - Change of control and termination without cause
Long-term incentives	Stock options	●60 days to exercise vested options ●unvested awards forfeited	●60 days to exercise vested options ●unvested awards forfeited	●up to 36 months to exercise vested options and options that become vested during the period; up to 60 months for the 2019 grant onward	●accelerated vesting of all options and up to 36 months to exercise vested options
DSUs		●vested awards are paid with timing at the executive’s election ●unvested awards forfeited	●vested awards are paid with timing at the executive’s election ●unvested awards forfeited	●vested awards are paid with timing at the executive’s election ●unvested awards are forfeited	●vested awards are paid with timing at the executive’s election ●unvested awards vest
Estimated pension		●estimated lump-sum value of accrued pension	●estimated lump-sum value of accrued pension	●estimated lump- sum value of accrued pension	●estimated lump- sum value of accrued pension including change of control severance period under the defined benefit plans
Estimated perquisites		●perquisites end	●perquisites end	●perquisites end	●perquisites continue until 24 months after termination or reemployment, whichever is earlier ●outplacement counselling services (maximum $40,000 in CAD, or USD if paid in USD)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, which include:

For incentives granted on or after July 31, 2019:

• Be at least 55 years old.

• Have 5 or more years of continuous service.

• Sum of age and years of service being at least 65.

• Voluntarily terminate employment and provide at least six months' notice.

• Agree not to compete with Sun Life or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that units remain outstanding under the Executive Sun Share plan.

For incentives granted before July 31, 2019:

• Be at least 55 years old and have 10 years of continuous service.

• Voluntarily terminate employment and provide at least six months' notice.

• Agree not to compete with Sun Life or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that units remain outstanding under the Executive Sun Share plan.

The table below shows the estimated value of the incremental payments the NEOs would receive in each of the situations listed above, assuming a termination date of December 31, 2023.

Executive compensation	Management information circular 2024 | 119

U.S. values have been converted to Canadian dollars using an exchange rate of 1.325 as of December 31, 2023 for pension ending balances and the 2023 average rate of 1.349 for all other amounts. In the table:

• termination (without cause) represents only contractually agreed upon severance amounts.

• change of control assumes double trigger (change of control and termination without cause).

• cash includes salary and annual incentives.

• vested and unvested awards include awards under the mid and long-term incentive plans.

			Estimated incremental value on termination, retirement
			or change of control as of December 31, 2023
Named executive officer	Compensation component	Estimated existing payments on resignation	Termination (without cause)	Retirement	Change of control*
Kevin D. Strain President & Chief Executive Officer	Cash:	-	-	1,500,000	6,713,185
	Vested awards:	732,634	-	-	-
	Unvested awards:	-	7,764,874	14,511,943	15,261,548
	Pension:	9,367,926	-	-	1,972,000
	Perquisites:	-	-	-	100,008
	Total:	10,100,560	7,764,874	16,011,943	24,046,742
	Vested DSUs	-	-	-	-
Manjit Singh EVP & Chief Financial Officer	Cash:	-	2,900,000	-	3,700,000
	Vested awards:	281,016	-	-	-
	Unvested awards:	-	6,508,068		9,635,387
	Pension:	375,952	-	-	-
	Perquisites:	-	-	-	90,024
	Total:	656,968	9,408,068	-	13,425,411
	Vested DSUs	3,960,742	-	-	-
Stephen C. Peacher President, SLC Management	Cash:	-	1,106,739	2,024,047	9,203,962
	Vested awards:	346,145	-	-	-
	Unvested awards:	-	6,342,479	10,770,572	10,770,572
	Pension:	9,265,892	-	-	-
	Perquisites:	-	-	-	90,407
	Total:	9,612,037	7,449,217	12,794,619	20,064,941
	Vested DSUs	2,356,345	-	-	-
Daniel R. Fishbein President, Sun Life U.S.	Cash:	-	809,619	1,214,428	6,029,543
	Vested awards:	5,031,205	-	-	-
	Unvested awards:	-	3,862,212	7,019,322	7,019,322
	Pension:	3,557,271	-	-	-
	Perquisites:	-	-	-	90,407
	Total:	8,588,476	4,671,831	8,233,750	13,139,272
	Vested DSUs	1,247,958	-	-	-

Executive compensation	Management information circular 2024 | 120

			Estimated incremental value on termination, retirement
			or change of control as of December 31, 2023
Named executive	Compensation	Estimated existing	Termination	Retirement	Change of
officer	component	payments on	(without cause)		control*
		resignation
Jacques Goulet President, Sun Life Canada	Cash:	-	-	-	4,221,973
	Vested awards:	12,532	-	-	-
	Unvested awards:	-	4,419,892		7,533,655
	Pension:	820,052	-	-	-
	Perquisites:	-	-	-	90,024
	Total:	832,584	4,419,892	-	11,845,652
	Vested DSUs	774,923	-	-	-

*Under "Change of control", the value of unvested DSUs for Mr. Strain and Mr. Singh were inadvertently omitted from the management information circular, for the past two years. For the current reporting period, only Mr. Strain had unvested DSUs and these are captured in the table above under "Change of control" within "Unvested awards".

Amounts payable upon retirement and change of control are subject to fluctuation due to foreign exchange rates and market impacts throughout the year.

Mr. Strain and Mr. Peacher qualify as retirement eligible because of years of service. Dr. Fishbein is retirement eligible for incentives granted after July 31, 2019. This has the following effects:

• the cash amount under Retirement represents an AIP award at target.

• unvested Sun Shares would fully vest, be valued using the actual performance factor and be paid at the normal payment date.

Aggregate compensation for Material Risk Takers

As required under the FSB's Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as MRTs. We had 33 MRTs in 2023, including members of our Executive Team, executives who perform certain corporate and investment oversight roles, and Business Leaders with significant profit-and-loss accountability who have authority to materially impact the risk exposure of the organization. In 2023, 2 individuals received a sign-on payment. The table below shows the total compensation granted, paid or outstanding for MRTs as of and for the year ended December 31, 2023. Any compensation paid in U.S. dollars has been converted to Canadian dollars using the 2023 average annual exchange rate of 1.349.

Annual fixed and variable compensation
		Annual incentives		Share-based incentives
Outstanding
Compensation element	Salary	Cash	Deferred	Granted	Paid	Vested	Unvested	Sign-on	Severance
			(DSUs)					payments	payments
Aggregate value ($M)	15.8	42.9	0.6	37.2	31.6	27.8	104.6	2.0	-

• Cash incentives for 2023 did not include any guaranteed payments.

• Annual incentives represent bonus earned for the 2023 performance year, paid in 2024, inclusive of business and individual performance results.

• Share-based incentives include the value of share units and options and any additional units credited as dividends on share units.

• Granted represents the value at grant in 2023.

• Paid represents the value received in 2023 when options were exercised and value at vesting, including performance adjustments for Sun Shares (i.e., performance share units).

• Outstanding share-based incentives represents the in-the-money value of options and the market value of share unit awards using a share price of $68.72 for vested and unvested options and share units as at December 31, 2023.

Executive compensation	Management information circular 2024 | 121

• Sign-on payments represent cash and share unit commitments made upon hire to replace amounts forfeited from previous employer.

• Severance payments represent the value of benefits received on termination.

The table below shows the change in value of outstanding MRT deferred compensation during 2023 based on explicit, implicit and other adjustments as outlined in the guidelines issued by the Basel Committee on Banking Supervision.

Change in value during 2023
	Aggregate value				Aggregate value
	of deferred				of deferred
	compensation at	Explicit	Implicit	Other	compensation at
	January 1, 2023	adjustments	adjustments	adjustments	December 31, 2023
	($M)	($M)	($M)	($M)	($M)
Total	108.5	-3.4	24.9	-1.7	128.4
Percentage change		-3.1%	22.9%	-1.5%	18.3%

• Aggregate value at January 1, 2023 reflects the value of outstanding share units and options.

• Explicit adjustments reflect the interim performance factor estimates for the 2021, 2022 and 2023 awards approved by the Board in February 2024. This would also include clawbacks if applicable, but none were applied in 2023.

• Implicit adjustments reflect the impact of changes in share price and accumulated dividends.

• Other adjustments reflect the net impact of the redemption of vested share units, the grant of new share units, forfeited units and option exercises during 2023.

• Aggregate value at December 31, 2023 reflects the impact of explicit, implicit and other adjustments during 2023 on the value of outstanding share units and options.

Securities authorized for issue under equity compensation plans

The table below shows the common shares to be issued under the option plan as at December 31, 2023. It also shows the number of common shares available for issue under the option plan which was approved by our common shareholders.

Plan category	Number of securities to	Weighted-average	Number of securities
	be issued upon exercise	exercise price of	remaining available for
	of outstanding options,	outstanding options,	future issuance under
	warrants and rights (a)	warrants and rights	equity compensation plans
(excluding securities reflected
in column (a))
Equity compensation plans approved by security holders	3,428,382	$62.54	2,424,145

Executive compensation	Management information circular 2024 | 122

Other information

Loans to directors, executives and employees

We do not grant or guarantee personal loans to our directors and executive officers. The information in the table below is as at February 29, 2024 and shows: (i) the total loans outstanding to current and former employees from SLF Inc. or our subsidiaries; and (ii) the total loans outstanding to current and former employees of a subsidiary of SLF Inc. from other entities where such loans have been made to facilitate investments by those employees in certain funds managed by the subsidiary and the subsidiary has guaranteed those loans. This amount excludes routine indebtedness1.

	Total outstanding loans
	Payable by Employees/ Former Employees to Sun Life or our subsidiaries	Payable by Employees/ Former Employees to another entity
Purpose	($)	($)
Securities purchases	$308,400	$18,146,074
Other	$2,987,978	-

1 Routine indebtedness includes (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with their associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of SLF Inc. and our subsidiaries in circumstances where the company cannot provide indemnification. The current policy runs from November 1, 2022 to October 31, 2024 with coverage of up to $210 million. We pay a premium of approximately $1.0 million and there is no deductible.

For more information

You can find recent financial information about SLF Inc. in our consolidated financial statements and MD&A for the year ended December 31, 2023. These and other documents are available on our website (sunlife.com), on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/edgar).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

Other information	Management information circular 2024 | 123

Sun Life

At Sun Life, we believe that being accountable for the impact of our operations on the environment is one part of being a trusted and responsible business. The adoption of "Notice and Access" to deliver this circular to our shareholders and electronic communication have resulted in significant cost savings as well as the following environmental savings:

373 Trees	268 lbs water pollutants	333,000 gallons of water	18,300 lbs solid waste	280,000 lbs greenhouse gases	397 mil. BTUs of total energy

This circular is printed on FSC® certified paper. The fibre used in the manufacture of the paper stock comes from well-managed forests and controlled sources.

The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this circular have been calculated and offset by Carbonzero.

Being a sustainable company is essential to our long-term business success.
Learn more at sunlife.com/sustainability

1 York Street, Toronto, ON Canada, M5J 0B6
sunlife.com

MIC-1-2024